GLOBAL EXPERIENCE
GLOBAL OPPORTUNITY

Nordion Annual Report 2012


13000673





nordion

SCIENCE ADVANCING HEALTH

Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide.

Find out more at **www.nordion.com** and follow us at **www.twitter.com/NordionInc**

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. This report contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings and our internal investigation; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "will", "could", "should", "would", "outlook", "believe", "plan", "anticipate", "estimate", "project", "expect", "intend", "indicate", "forecast", "objective", "optimistic", "assume", "endeavour", and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the "Risk Factors" described in section 5 of the AIF; and our success in anticipating and managing these risks: availability of supply of reactor-based isotopes; business interruptions; the Company's primary Targeted Therapies product, TheraSphere, is sold under a Humanitarian Device Exemption in the U.S.; anti-corruption and fraud and abuse risk; effectiveness of internal controls; risks arising from doing business in various countries around the world; dependence on one customer for the majority of the Medical Isotopes segment revenue and earnings; risks related to the Company's credit facility agreement; shareholder activism; sources of supply; reimbursement risk; an unfavourable outcome of one of the Company's clinical trials for TheraSphere®; external forces may result in significant declines in pricing and/or sales volumes; the Company's primary operating locations handle and store hazardous and radioactive materials; the Company faces significant competition and may not be able to compete effectively; long-term supply commitments of Co-60; risks related to insurance coverage; the Company's business, financial condition, and results of operations are subject to significant fluctuation; current and future litigation and regulatory proceedings; risks relating to the Company's defined benefit pension plans; the Company is subject to complex and costly regulation; Restrictions on foreign ownership; outcome of the Company's arbitration with AECL and its lawsuit against AECL; Risks related to any strategic transaction; compliance with laws and regulations affecting public companies; the Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology; foreign currency exchange rates may adversely affect results; changes in trends in the pharmaceutical and biotechnology industries; regulations may reduce demand for the Company's products and services, and increase expenses; current economic instability; volatility of share price and dividend policy; dependence on information technology (IT) systems and communication systems; uncertain disposal and decommissioning costs; access to cash for ongoing operations or for strategic transactions; intellectual property protection; tax reassessment risk; dependence upon the services of key personnel; labour relations.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our 2012 AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTENTS



MESSAGE FROM THE CHAIRMAN AND CEO





Leading Businesses

Nordion delivered profitability and progress across our key business segments in 2012. The Company generated growth in Targeted Therapies, maintained a global leadership position with our Sterilization Technologies business, and continued to play an important role in the global healthcare supply chain with our Medical Isotopes business. The year, however, was not without its challenges and certain events impacted Nordion's business performance.

Global Challenges

In 2012, the Board launched an internal investigation and the Company made a voluntary disclosure to enforcement and regulatory authorities related to potential improper payments. Since that time, Nordion has taken several important steps in support of improving compliance within the organization. Nordion has implemented new compliance policies and procedures and revised existing policies. Nordion is committed to acting honestly, fairly and ethically at all times and wherever we do business, and we continue to enhance our compliance efforts to reflect the integrity of who we are and what we do.

In September 2012, Nordion received an unfavourable decision in its arbitration with Atomic Energy of Canada Limited (AECL) over the cancelled MAPLE facilities, which were to serve as the source of Nordion's long-term medical isotope supply. This outcome, combined with the cancellation of the Mo-99 agreement with JSC Isotope, which was replaced with permission to enter into negotiations with RIAR, created uncertainty regarding the Company's ability to source a viable long-term supply of medical isotopes. Due to this uncertainty, the potential payment of a portion of AECL's arbitration costs, the ongoing internal investigation, as well as pension funding obligations, the Board decided to suspend Nordion's quarterly dividend and cancel its share buyback program. This was deemed a responsible action for the prudent financial stewardship of the Company on behalf of our stakeholders.

Today, Nordion is actively investigating options around the world for a long-term, secure supply of medical isotopes that is vital to the medical community. However, the medical isotope supply chain, particularly for Mo-99, is extremely complex and continues to face both short- and long-term challenges. While major nuclear reactors, responsible for the majority of global Mo-99 supply, are in the process of exiting the business and conversion activities to new sources of supply are slowly ramping up, the global nuclear medicine community may once again be faced with the uncertainty of supply.

Moving Forward

With a view to enhancing shareholder value and creating new opportunities, the Company initiated a review of strategic alternatives in January, 2013. Jefferies & Company have been engaged to advise and assist in this review.

While the review is ongoing, the strategies for the businesses remain intact: investing and growing TheraSphere, maintaining our leadership position in Sterilization Technologies and optimizing our Medical Isotopes business.

Nordion experienced growth, and made inroads into emerging markets with its innovative liver cancer treatment, TheraSphere®. The Company continues to invest in our sales and marketing infrastructure and skills as we work to establish a leadership position in the global liver cancer treatment market.

Sterilization Technologies maintained a global leadership position in gamma processing worldwide by signing long-term customer agreements and demonstrating continued excellence in regulatory compliance and logistics. Nordion is well positioned to capitalize on opportunities in the growing global medical device industry while selectively investing in growth and continuing to sustain our market-leading position. By continuing to assess sources of long-term isotope supply and maximizing the cyclotron assets, Nordion plans to optimize the Medical Isotopes business. However, due to the expected reduction in medical isotope revenue and the significant investment in TheraSphere, we expect overall fiscal 2013 segment earnings to decline.

The global healthcare landscape is complex and continues to change. To better align our business with market opportunities and our customers' needs, Nordion conducted an organizational realignment. This recent activity took us from a functional organizational model to a Business Unit model that includes two distinct business units: Targeted Therapies and Specialty Isotopes, which includes Sterilization Technologies and Medical Isotopes. We are confident that this new structure effective November 1, 2012, will enable Nordion to seize market opportunities, better service our customers and build shareholder value.

During 2012, we welcomed to the Board of Directors, Jeff Brown, Chief Executive Officer and founding member of Brown Equity Partners, LLC. We expect Nordion and its shareholders to benefit from Jeff's broad financial and corporate governance experience. Robert W. Luba, an independent director who has served as a director of the Company since 1996, has reached retirement age and accordingly will not stand for re-election as a director at our Annual Meeting of Shareholders on March 6, 2013. We thank Bob for his 16 years of wise counsel and dedicated service.

Nordion has created a solid strategic foundation, refined its organizational structure, and demonstrated progress in its operational execution. In 2013, the Company plans to build value for shareholders through the execution of our strategic priorities. Together, the talented, dedicated and resilient people that make up Nordion share a single purpose—to be a trusted, world-class provider of healthcare products to our customers.



William D. Anderson
Chairman of the Board



Steve M. West
Chief Executive Officer

2012 Financial Highlights

SEGMENT EARNINGS



Targeted Therapies (17%)
Sterilization Technologies (47%)
Medical Isotopes (36%)

REVENUE TREND



300
250
200
150
100
50
2010
2011
2012
Targeted Therapies
Sterilization Technologies
Medical Isotopes

TARGETED THERAPIES



50
40
30
20
10
2010
2011
2012
TheraSphere®

STERILIZATION TECHNOLOGIES



120
100
80
60
40
20
2010
2011
2012
Cobalt
Sterilization – Other

MEDICAL ISOTOPES



140
120
100
80
60
40
20
2010
2011
2012
Reactor
Cyclotron
Contract Manufacturing

2012 CASH FLOW



140
120
100
80
60
40
20
0
-20
Cash Balance 10.31.11
Operating Activities
Released from Restrictions
Purchase of Plant, Property and Equipment
Share Buyback
Dividend Payments
Cash Balance 10.31.12

Nordion's cash balance increased by $35 million in 2012.

Cash Balance 10.31.11	**$74**
Operating Activities	$63
Released from Restrictions	$2
Purchase of plant, property and equipment	($7)
Share Buyback	($4)
Dividend Payments	($19)
Cash Balance 10.31.12	**$109**

Annual 2012 revenue of $244.8M

TheraSphere® revenue of 48.5M up 14% from 2011

Reactor isotopes revenue of $77.4M decreased due to lower volume and price of Mo-99

Cobalt revenue of $92.4M

Financial details available in Financial Overview, pages 31-104. All figures refer to $USD Millions unless otherwise stated

NORDION 2012 HIGHLIGHTS



JAN 19

Entered into a six-year cobalt-60 (Co-60) supply agreement with Synergy Health.

APR 24

Announced YES-P Europe-focused Phase III clinical trial for TheraSphere® liver cancer treatment.



MAY 9

Launched the Nordion Gamma Centre of Excellence.



JAN
FEB
MAR
APR
MAY
JUN

MAR 25

Launched custom doses for TheraSphere® in Europe and Canada.

JUNE 5

Launched new preceptor program to support doctors using TheraSphere.





SEP 10

Announced arbitration claim for specific performance or monetary damages relating to Atomic Energy of Canada Limited (AECL) was unsuccessful.

OCT 22

Extended its contract with largest customer, Lantheus Medical Imaging, Inc. to supply Mo-99.

JUL | AUG | SEP | OCT | NOV | DEC

AUG 8

Voluntarily disclosed an internal inquiry focused on compliance into a foreign supplier and related parties.

SEP 12

Announced organizational realignment of business and the appointment of Jeff Brown to the Board of Directors.

OCT 29

Cancelled Mo-99 agreement with JSC Isotope and was granted permission to enter into negotiations with RIAR.






NORDION:
GLOBAL
OPPORTUNITY

By the end of 2012, Nordion had long-term agreements with customers representing approximately **two-thirds of its Co-60 volumes**.

Experienced **double-digit** TheraSphere® growth in 2012.

Maintained a **global leadership position** in the gamma sterilization market.

Extended contract with Lantheus, Nordion's largest medical isotopes customer, to 2015.

Returned approximately **$23M** to shareholders by way of dividends and share buybacks during fiscal 2012.


NORDION FACILITIES:
Ottawa, Canada
Vancouver, Canada
Laval, Canada
Our products are shipped to
60 countries worldwide.

NORDION POTENTIAL

Nordion has:

- Strong gross margins from its three business segments
- Revenue growth with TheraSphere®
- A competitive edge across our key businesses


SIGNIFICANT THERASPHERE® GROWTH OPPORTUNITY
COMPETITIVE EDGE
STRONG GROSS MARGINS
STRONG MGMT & OPERATING TEAM
DELIVER LONG-TERM VALUE TO SHAREHOLDERS

STRONG MGMT & OPERATING TEAM

- Track record of navigating market challenges and solid operational execution

COMPETITIVE EDGE

- Extensive expertise
- High barriers to entry by competitors and new entrants
- Strong relationships with global leaders in healthcare

STRONG GROSS MARGINS

- Businesses with recurring revenue
- Long-standing, leadership positions across business segments

SIGNIFICANT THERASPHERE® GROWTH OPPORTUNITY

- Nine years of global revenue growth



CORPORATE STRATEGY

NORDION DELIVERS:

- Market-leading products used for the prevention, diagnosis and treatment of disease
- Quality solutions and services to our global customers for more than 60 years

TARGETED THERAPIES:

- An attractive growth opportunity in the expanding global interventional oncology space

SPECIALTY ISOTOPES:

- Sterilization Technologies – Well established, market-leading business that generates solid cash flow
- Medical Isotopes – High gross margin business

NORDION INTENDS TO BUILD VALUE FOR SHAREHOLDERS THROUGH EXECUTION OF OUR STRATEGIC PRIORITIES.

Strategic Roadmap	Potential	Advantage	Focus
Build the Targeted Therapies business.	According to Globocan 2008, hepatocellular carcinoma (HCC) is the fifth most common cancer in men worldwide. It is the seventh most common cancer for women.	TheraSphere® is used in approximately 200 sites worldwide. Approved in Canada, Europe, and the Middle East in the treatment of liver neoplasia, which includes both hepatocellular carcinoma (HCC), a small subset of liver cancer, and metastatic liver cancer. In the U.S. TheraSphere® is approved for the treatment of HCC and is authorized under a Humanitarian Device Exemption. TheraSphere® is eligible for reimbursement in key markets; Germany, U.S., Belgium and parts of Italy.	Support TheraSphere® growth by expanding sales and marketing function in Europe and Asia-Pacific. Invest in TheraSphere® growth and expansion by conducting clinical trials which are intended to expand approved indications in the U.S., support reimbursement efforts globally and demonstrate improved effectiveness over certain existing treatment options. Long term, assess opportunities to selectively build an Interventional Oncology (IO) portfolio.
Specialty Isotopes: Maintain Sterilization Technologies cash generation and selectively invest in growth.	Gamma processing technologies are used globally to sterilize approximately 40% of single use medical products. *(Source: Canadian Nuclear Association)* Food irradiation is increasingly being adopted by countries in regions that are focused on both safety of their food supply and export (e.g. Asia-Pacific and Central and South America).	A global leader in the supply of Cobalt-60. Helping medical device and consumer goods companies concerned about getting quality, sterile and safe products to their customers. A recognized innovator and supplier of gamma production irradiators including the GammaFit™ irradiator, designed to target emerging markets. The Nordion Gamma Centre of Excellence, a world-class applied research and specialty gamma processing facility to promote and expand the use of gamma globally. One of the world's largest licensed specialty container fleets for the safe transportation of Co-60.	Maintain market-leading position and continue generating high margins. Strengthen relationships with current customers and enter into new and emerging markets. Selectively grow gamma sterilization sales over the long-term through development of new applications and new product offerings to serve specialized market segments.
Optimize the Medical Isotopes business.	Mo-99-derived Tc-99m is used in about 80% of all diagnostic nuclear imaging procedures, corresponding to about 30 million examinations yearly worldwide, among which several million are in Europe alone. *(Source: European Nuclear Society)* The use of radiopharmaceuticals in diagnosis is growing at over 10% per year. *(Source: World Nuclear Association)*	Decades of industry experience and expertise. Long-standing customer relationships worldwide. Only major processor of reactor-based isotopes with exclusive access to a reactor and processing facilities in North America. Cyclotrons operating in Vancouver generally produce isotopes seven days a week and deliver to radiopharmaceutical companies, biotech companies, research institutes, hospitals and clinics around the world.	Maintain medical isotopes sales by working closely with existing customers to bring additional value. Explore strategic opportunities for cyclotron-based medical isotopes. Assess opportunities to obtain reliable and long-term supply of medical isotopes.



THERASPHERE® – PLATFORM FOR GROWTH

THERASPHERE® STATISTICS

200 sites worldwide

31 new sites ordered in 2012

Nine years of consecutive growth

257 physicians trained at Centres of Excellence (COE) in 2012

WHAT IS THE MARKET?

There are two general types of liver cancer. The first is primary liver cancer, predominantly known as hepatocellular carcinoma, or HCC, where the cancer begins in the liver itself, a relatively rare cancer in the U.S. According to Globocan 2008, HCC is the fifth most common cancer in men worldwide. This represents 523,000 cases annually. It is the seventh most common cancer for women, representing 226,000 cases annually. The majority of the incidences are in developing countries, where almost 85% of the cases occur, particularly in men. The regions of highest incidence are Eastern and South-Eastern Asia, and Middle and Western Africa.

The second type is called metastatic liver cancer, where the cancer migrates to the liver from another organ. The predominant metastatic liver cancer is from colorectal cancer. Colorectal cancer metastasizes to the liver at a rate of 50% or higher, according to the National Institutes of Health. Many cancer patients develop metastases, which are largely not surgically treatable.

THE NEED

Liver cancer is a disease that presents clinicians with significant challenges. Whether this difficult condition has metastasized from another organ or originates in the organ itself as primary liver cancer, untreated late-stage patients measure their survival time in months, not years. With limited treatments available, TheraSphere® offers liver cancer patients an alternative.

THE THERAPY

TheraSphere® is a powerful,* well-tolerated liver cancer therapy that consists of millions of small glass beads (20 to 30 micrometers in diameter, or about a third of the width of a human hair) containing radioactive yttrium-90. The product is injected by physicians into the artery of the patient's liver through a catheter, which allows the treatment to be delivered directly to the tumor via blood flow.

This approach provides a high concentration of radiation treatment directed to the tumor, and limits both damage to surrounding healthy tissue and side effects for the patient that often result from other forms of cancer treatment, such as external radiation or systemic therapy. This form of radioembolization therapy also keeps future treatment options open as patients progress through the later stages of their disease.

To learn more, watch the TheraSphere® video at **www.therasphere.com**.

A Multi-Disciplinary Team Approach

Liver oncology care requires a fully integrated, multi-disciplinary team of physicians to handle the complexity of a multi-faceted disease. At most hospitals, this team includes liver surgeons, radiation and medical oncologists, and interventional radiologists. Interventional radiologists offer specialized, localized treatment of liver cancer while the patient is managed by the referring oncologist.

*Refers to high specific activity.

The Indication

In the U.S., TheraSphere® is used to treat patients with HCC who can have appropriately positioned hepatic arterial catheters, and can be used as a bridge to surgery or transplantation in these patients. It is also indicated for the treatment of HCC patients with partial or branch portal vein thrombosis, or occlusion when clinical evaluation warrants the treatment. TheraSphere® is approved by the U.S. Food and Drug Administration (FDA) under a Humanitarian Device Exemption (HDE). HDE approvals are based on demonstrated safety and probable clinical benefit. In some regions outside the U.S. such as the European Union and Canada, TheraSphere® is approved to treat liver neoplasias. These include primary and secondary (or metastasized) liver cancer.

THE VALUE PROPOSITION – PERSONALIZED MEDICINE

- Personalized dosing options offering treatment flexibility and versatility over a 12-day shelf-life
- Patient-specific treatment based on clinical and disease presentation needs such as small to large tumors, portal vein thrombosis or cancer in both lobes of the liver
- Targeted Internal Radiation
- Selectively delivers high-dose radiation inside the liver tumor while limiting exposure to normal liver tissue
- Potential for combination with systemic treatments
- Does not significantly alter vascular flow in the liver, allowing for subsequent non-surgical treatments
- Low toxicity, well tolerated therapy leading to outpatient treatment in many countries

Standardized Treatment

- Standardized, reproducible unit dose configuration
- Infusion time typically less than five minutes
- Minimized radiation exposure to medical staff and less IR suite time

FACT 1 – HCC is responsible for 695,000 deaths annually around the world. *(Source: World Health Organization Fact Sheet, February 2012)*

FACT 2 – HCC remains the fifth most common malignancy worldwide. *(Source: National Institutes of Health)*

FACT 3 – The annual incidence of liver metastases from colorectal cancer is greater than 600,000. *(Source: Globocan 2008)*



TARGETED THERAPIES

THE THERASPHERE® INVESTMENT

Three Phase III Clinical Trials

16 Investigator Initiated Studies

Four Centres of Excellence (COE)

ADVANTAGE

- Announced Phase III PVT trial (YES-P) to complement the STOP-HCC and EPOCH studies
- First patient enrolment in EPOCH and STOP-HCC study
- Launched one of the first iPad Apps for physicians in interventional oncology to introduce an innovative approach to physician education
- Completed a Phase II open label study in liver metastases—a manuscript is in development and expected to be published in early 2013
- Launched new Preceptor Program designed to connect physicians with experienced interventional radiologists that provide medical and technical advice to treatment users
- Introduced Custom Dosing option to provide physicians with a total of 35 standardized, reproducible, ready-to-infuse unit dose vial configurations, providing a more personalized treatment option to meet patient-specific treatment needs and assist doctors with more options for "hard-to-treat" patients

FOCUS

In 2013, Nordion intends to:

- Maximize the commercial value of TheraSphere® business globally with a particular focus on Europe and Asia
- Review the timelines for clinical trials with a view to accelerating the Pre-Market Approval (PMA) submission in the U.S.
- Expand Investigator Initiated Studies globally and continue to support physician research in all indications
- Continue to support TheraSphere® global growth by expanding medical, sales and marketing functions in Europe and Asia

"Based on our Phase II study results using TheraSphere® in intermediate and advanced HCC patients, I am encouraged with the findings and looking forward to working with Dr. Salem in the Phase III YES-P study."

Professor Vincenzo Mazzaferro
Director, Gastro-Intestinal Surgery and Liver Transplantation Unit
Fondazione IRCCS Istituto Nazionale dei Tumori, Milan

"Through clinical study, our multidisciplinary team has demonstrated TheraSphere® provides many benefits for patients. Unlike other treatments, this procedure can be performed in about one hour, with a brief hospital stay, and it is well tolerated, with side effects that are not as severe as those associated with other liver cancer therapies. Consequently, we specifically incorporated TheraSphere® in our treatment algorithm and offer it as standard of care for our HCC patients, as we know that quality of life and comfort are very important to patients and their families."

Dr. Jörg Schlaak
Deputy Head of the Department of Gastroenterology and Hepatology
Essen University Hospital

"Being new to TheraSphere® treatment, it was important to have someone available that responded to my inquiries quickly. The TheraSphere® Preceptor Program is an excellent resource that benefited me and my colleagues. Dr. Padia was very knowledgeable and very helpful. He was easy to talk to, advised me on treatment planning while responding to all of my questions. Thank you for recommending him."

Jerome Puryear, Jr. M.D.
Diagnostic, Neuroradiology, Interventional Oncology & Vascular Interventional Radiology

A WORLD OF OPPORTUNITY: SPECIALTY ISOTOPES



"Thanks to work by Nordion's world-class engineering team, we have brought online two new JS-10000 irradiators that meet all of the requirements for CE mark certification. We rely on Nordion solutions to help us satisfy our customers' growing requirements and drive our business forward. As a result, we have made gamma sterilization a core competency within BD."

Lisa N. Macdonald
Senior Global Director, Sterilization Services/ Corporate, BD

BD is a leading global medical technology company that develops, manufactures and sells medical devices, instrument systems and reagents. Founded in 1897 and headquartered in Franklin Lakes, New Jersey, BD employs approximately 29,000 associates in more than 50 countries throughout the world.

"Thanks to Nordion's reliable supply of Cobalt, outstanding customer support and proven logistics expertise, Synergy Health's customers can continue to count on the service they have come to appreciate and expect. Synergy has been a Nordion customer for many years, and we are pleased to extend the relationship."

Paul Santing
Group Commercial Director at Synergy Health

Synergy Health employs more than 4,000 people across the EU, the Middle East, Asia, Africa and the Americas.

SPECIALTY ISOTOPES

Nordion's Specialty Isotopes combine the Sterilization Technologies business and the Medical Isotopes business. These businesses provide products that are important to the global healthcare marketplace.

STERILIZATION TECHNOLOGIES

Gamma processing plays a critical role in healthcare and food safety.

Since widespread commercial use began in the 1960s, gamma processing has been adopted by the medical, food and consumer product industries looking to provide greater product safety. Each day, around the world, gamma rays are used to reduce or destroy harmful micro-organisms from a wide variety of products—everything from medical devices, cosmetics and dog chew toys, to fruit, vegetables, spices, poultry, red meat and seafood.

WHAT IS THE OPPORTUNITY?

Medical Devices:

- According to the Canadian Nuclear Association, gamma processing technologies are used globally to sterilize approximately 40% of single-use medical products including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures and catheters, as well as pharmaceuticals.
- The majority of the medical device sterilization market opportunity is centered in the U.S., Europe and Japan.
- Drivers for growth include developing markets, such as in Central and South America and Asia-Pacific.

MEDICAL ISOTOPES

For more than 30 years, medical isotopes have been used in many hospitals or imaging centers around the world for medical imaging and targeted therapies. They are used by physicians to diagnose and treat a number of diseases, including cardiac and neurological conditions, and several types of cancer.

Mo-99, and more specifically the derivative medical isotope technetium-99m, is utilized in approximately 80% of nuclear medical procedures worldwide.

WHAT IS THE OPPORTUNITY?

According to the World Nuclear Association, approximately 30M procedures using Tc-99m are performed each year.

- Transforming radiochemicals into medical isotopes for medical use is a highly specialized process
- Medical isotopes have a half-life from several hours to several days, which makes seamless global logistical execution crucial

"Lantheus is a world leader in securing and supplying Mo-99. Our multi-year agreement with Nordion underlines our commitment to serving the global nuclear medicine community through a diversified and balanced supply chain for Mo-99."

Don Kiepert
President and Chief Executive Officer
Lantheus Medical Imaging, Inc.

Lantheus Medical Imaging, Inc. is a global leader in developing, manufacturing and distributing innovative diagnostic imaging agents. Lantheus has approximately 600 employees worldwide with headquarters in North Billerica, Massachusetts, and offices in Puerto Rico, Canada and Australia.



SPECIALTY ISOTOPES

STERILIZATION TECHNOLOGIES

The Sterilization Technologies segment focuses on the prevention of disease through the terminal sterilization of medical products and devices, as well as microbial reduction in food and consumer products. Nordion is a world-leading implementer of sterilization solutions with a full suite of products and services that help our customers provide safe medical and food products to their global markets.

Opportunity
Gamma processing technologies are used globally to sterilize approximately 40% of single use medical products.
(Source: Canadian Nuclear Association)

Advantage
- A brand associated with high quality and safety standards by regulators and the industry, which helps customers operate in a highly regulated and controlled environment
- One of the world's leading suppliers of Co-60, the isotope that produces the gamma radiation required to destroy harmful micro-organisms
- World-class regulatory expertise and worldwide logistics capabilities
- A complete range of gamma sterilization systems including the GammaFIT™ irradiator, designed to target emerging markets and new customers looking for a low-cost, flexible and upgradable gamma sterilization alternative

Focus
- Maintain leadership position in existing market and continue generating high margins
- Maximize the value of Cobalt-60 by leveraging and further enhancing the Nordion value proposition as a full-service provider
- Grow the use of gamma in the U.S. and Europe by fostering the development of new gamma sterilization applications in the high-value medical device market
- Foster Co-60 demand in emerging markets like Latin America and Asia-Pacific, including China, through market development and education as well as initiatives such as the rollout of our GammaFIT™ irradiator

"Zhongjin strives to provide the Chinese market with safe and efficient irradiation processing services. Nordion's dependable supply of cobalt, exceptional customer support and proven logistics expertise help us to deliver a consistently high quality end-product to our customers."

Zheng Qiang Guo
President of Zhongjin Irradiation

Zhongjin Irradiation Incorporated Company is a leading irradiation processing service provider with multiple facilities across China.



In May 2012, Nordion launched the Gamma Centre of Excellence (GCE) in support of its mandate to foster the growth of the gamma irradiation market through new applications. GCE offers world-class R&D and specialty contract irradiation services and training to Nordion's customers and partners, and develops gamma irradiation processes for new or challenging products and materials. To learn more, watch the GCE launch video at **www.nordion.com/gce**

MEDICAL ISOTOPES

Nordion's primary product is Mo-99, which is produced in a nuclear research reactor. It naturally decays into Tc-99m, the isotope that is combined with chemical compounds to form radiopharmaceuticals that are used in imaging procedures to diagnose heart disease and certain forms of cancer.

Other key reactor isotopes products include Xenon-133 (Xe-133), used in lung scans; I-131, used to treat hyperthyroidism, thyroid cancer and non-Hodgkin's lymphoma; and Iodine-125, used to treat prostate cancer.

Nordion manufactures and processes cyclotron isotopes including Iodine-123 (I-123), used to diagnose thyroid disease; Thallium-201 (Tl-201), used to diagnose and assess risk of coronary artery heart disease; Palladium-103 (Pd-103), used to treat prostate cancer; Strontium-82 (Sr-82), used in CardioGen-82® manufacturing; and Indium-111 (In-111) and Gallium-67 (Ga-67), both used to diagnose infection and cancer, at its facilities in Vancouver, Canada.

Opportunity

Over 10,000 hospitals worldwide use radioisotopes in medicine, and about 90% of the procedures are for diagnosis. In the U.S. there are some 18M nuclear medicine procedures per year among 311M people, and in Europe about 10M among 500M people. In Australia there are about 560,000 per year among 21M people, 470,000 of these using reactor isotopes. The use of radiopharmaceuticals in diagnosis is growing at over 10% per year.*

**Source: World Nuclear Association*

Advantage

- Solid base of customers and long established relationships with customers in North America, Europe and Asia
- Decades of experience in the global medical isotopes industry
- A large-scale, established processor of medical isotopes with access to both a reactor and processing facilities in North America
- Nordion has the capacity and flexibility to react to short-notice orders and supplies the majority of all spot orders (last-minute requests from current customers, and unique orders from new customers)
- Unique base of technical expertise and processing capabilities
- Strong focus on customer service and quality

Focus

- Pursue supply relationships for reactor-based medical isotopes
- Explore strategic opportunities for cyclotron-based medical isotopes

To learn more, watch The Logistics of Lifesaving: Two Days in the Life of Mo-99 at **www.nordion.com/isotopes**



PURPOSE.
PEOPLE.
POTENTIAL.





CORPORATE SOCIAL RESPONSIBILITY: PURPOSE, PEOPLE, POTENTIAL

Nordion is committed to making a distinctive contribution to the health and well-being of people. We achieve this in part through our products and services, which are advancing medical research and development, helping in the diagnosis, prevention and treatment of disease, and saving lives.

Nordion carries this sense of purpose beyond business transactions. We recognize that the balanced pursuit of societal goals, specifically those relating to sustainable development—environmental protection, social justice and equity, and economic development—is an integral part of corporate growth and allows us to achieve our full potential in the global market.

We support a healthy and strong community through our rewarding partnerships with The Ottawa Hospital Foundation, the University of Ottawa Heart institute and Doctors Without Borders/Médecins Sans Frontières (MSF).

We bring that same focus to our employees. Nordion has garnered numerous awards for the past several years including Canada's Top 100 Employers, National Capital Region Top 25 Employer and Best Employer for New Canadians.

Many of Nordion's approximately 500 employees are making a difference by generously giving their time and money to a range of important causes. To recognize their efforts, Nordion maintains a corporate giving program that makes financial donations to the charitable organizations they champion.

For Nordion, contributing to our community in a positive way also means providing peace of mind by clearly and consistently demonstrating our commitment to safety and security. Canada's nuclear industry is among the safest and most stringently regulated in the world, and Nordion strives to continually exceed the stringent standards set by the Canadian Nuclear Safety Commission (CNSC). In 2005, we received an unprecedented 10-year license renewal from the CNSC for our facilities in Ottawa—a testament to our track record of safety.

Nordion continuously looks for opportunities to improve in this area, for example by conducting emergency exercises, evaluating our response and changing our procedures where required.

Nordion is committed to meeting or exceeding all environmental, health and safety legal requirements applicable to our operations, and other requirements to which we subscribe.

We at Nordion are focused on providing a safe and healthy working environment for our employees, and are deeply committed to safety, integrity and responsibility in everything we do.

Nordion's Ottawa-based campus received ISO 14001 Certification in 2006, an internationally recognized standard demonstrating our commitment to environmental excellence. The rigorous process of maintaining the certification demonstrates Nordion's ongoing efforts to effectively manage and continuously improve our environmental performance for all of our stakeholders including the community.

We value our employees, our customers and the communities in which we work. As a result, Nordion has a global reputation as a leader in one of the most highly regulated industries in the world.

Our focus on continuous improvement, risk management and safety has made us a trusted supplier of Targeted Therapies, Sterilization Technologies and Medical Isotopes to our customers worldwide.

Christopher Ashwood
Senior Vice-President, Corporate Services


ALPHA
GAMMA

2012 Achievements At A Glance

- Named one of the National Capital Region's Top 25 Employers by Mediacorp Canada in 2012, the sixth consecutive year Nordion has received this recognition
- Maintain an Employee Giving Program whereby Nordion makes donations to not-for-profit organizations nominated by employees
- Proud sponsor of the Gala for Research, an annual black-tie event to recognize and support the outstanding projects being carried out at the Ottawa Hospital Research Institute, the research arm of The Ottawa Hospital
- Title sponsor for the Ride the Rideau event, which helped raise more than $1.72M to advance cancer research at The Ottawa Hospital Research Institute and build the new Centre for Innovative Cancer Research

"A generous and tireless supporter of The Ottawa Hospital and its research arm, The Ottawa Hospital Research Institute, Nordion is an organization dedicated to giving back to its community and the healthcare community at large."

Tim Kluke, President and CEO, The Ottawa Hospital Foundation

"Nordion makes giving back to our community a priority. Helping those battling cancer is important to me personally and Nordion supports those impacted by cancer not only with its products, but with its work in the community. I feel supported by the entire team at Nordion when I donate my time raising funds and helping individuals battling this terrible disease."

Mike Gauthier, Technician, Nordion

"I am proud of the work Nordion does. We play a key role in global healthcare community. I come in every day knowing that our work here really helps people."

Marion Lorden, Project Manager, Nordion

SHAREHOLDER INFORMATION

MAILING ADDRESS
447 March Road
Ottawa, Ontario K2K 1X8
Canada
Telephone: 613-592-3400

WEBSITE ADDRESS
www.nordion.com

TRANSFER AGENT
CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825

AUDITORS
Ernst & Young LLP

INVESTOR INFORMATION
Contact: Ana Raman
Telephone: 613-595-4580
Email: investor.relations@nordion.com

MEDIA INFORMATION
Contact: Tamra Benjamin
Telephone: 613-591-6917
Email: tamra.benjamin@nordion.com

STOCK LISTING
Nordion shares are listed on the TSX: NDN and the NYSE: NDZ
Nordion is part of the:
S&P/TSX Capped Composite Index
S&P/TSX Capped Health Care Index
NYSE Healthcare Index

NORDION ANNUAL MEETING OF SHAREHOLDERS
March 6, 2013, at 11:00 a.m. ET
Brookstreet Hotel
525 Legget Drive
Ottawa, Ontario K2K 2W2
Canada

ANNUAL AND INTERIM REPORTS
Current stock prices, financial reports, recent press releases and annual reports are accessible on the Nordion website at www.nordion.com.

TRADEMARKS
The following are trademarks of Nordion (Canada) Inc. used under license by Nordion Inc.
Nordion®
Science Advancing Health®
GammaFIT™

The following is a registered trademark of Theragenics Corporation used under license by Nordion (Canada) Inc.
TheraSphere®

Other trademarks and logos used in this report are the property of their respective owners.

We are always looking for ways to improve our annual report. Please feel free to comment by sending an email to investor.relations@nordion.com.

BOARD OF DIRECTORS
William D. Anderson
Chairman, Board of Directors

Jeffrey J. Brown
Member of the EHS & Governance Committee
Member of the Finance & Audit Committee

William G. Dempsey
Chair, Human Resources & Compensation Committee
Member of the Technology Committee
Member of the Ad Hoc (GBPS) Committee

Robert W. Luba
Member of the Finance & Audit Committee
Member of the Human Resources & Compensation Committee
Member of the Ad Hoc (AECL) Committee

Mary A. Mogford
Chair, EHS & Governance Committee
Member of the Human Resources & Compensation Committee
Chair, Ad Hoc (AECL) Committee

Sean Murphy
Member of the Finance & Audit Committee
Member of the EHS & Governance Committee
Member of the Ad Hoc (GBPS) Committee

Kenneth Newport
Chair, Technology Committee
Member of the Finance & Audit Committee
Member of the Ad Hoc (AECL) Committee

Dr. Oye Olukotun
Member of the EHS & Governance Committee
Member of the Technology Committee
Member of the Ad Hoc (AECL) Committee

Janet Woodruff
Chair, Finance & Audit Committee
Member of the Human Resources & Compensation Committee
Chair, Ad Hoc (GBPS) Committee

Steve M. West
Chief Executive Officer
Member of the Technology Committee

NORDION EXECUTIVE MANAGEMENT TEAM

Steve M. West
Chief Executive Officer

Peter Dans
Chief Financial Officer

Christopher Ashwood
Senior Vice-President, Corporate Services

Jill Chitra
Senior Vice-President, Quality & Regulatory Affairs

Scott McIntosh
Chief Operating Officer, Specialty Isotopes
General Manager, Sterilization Technologies

Tamra Benjamin
Vice-President, Public and Government Relations

Tom Burnett
General Manager, Medical Isotopes

Andrew Foti
Special Counsel to the CEO

CORE VALUES

COMMITMENT TO EXCELLENCE
Striving to reach our full potential as a company and as individuals; doing the right things the right way.

MUTUAL TRUST
Having confidence enough to rely on others and be open to new people and different ideas.

RESPECT FOR PEOPLE
Showing genuine concern for others, and treating people as individuals, with understanding and appreciation.

INTEGRITY
Being reliable and accountable in word and behavior.





100% recycled paper

January 25, 2013

In this Management's Discussion and Analysis (MD&A), "we", "Nordion", and "the Company" refer to Nordion Inc. In this MD&A, we explain Nordion's results of operations and cash flows for the year ended October 31, 2012, and our financial position as of October 31, 2012. You should read this MD&A in conjunction with our audited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion's unaudited quarterly consolidated financial statements and quarterly MD&As for fiscal 2012, the Company's Annual Information Form for fiscal 2012 (AIF), the Company's 2012 Annual Report, and 2012 Form 40-F. These documents and additional information regarding Nordion are available on Nordion's website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion's current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in our 2012 AIF and this document that could have a material impact on Nordion's future prospects. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements.

Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section in our 2012 AIF, and elsewhere in this MD&A.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

We have organized our MD&A into five sections:

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 60 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 500 highly skilled employees worldwide.

On September 12, 2012, Nordion announced an organizational realignment that resulted in changes to our segments. We have organized our operations into a Business Unit model with two distinct Business Units: Targeted Therapies and Specialty Isotopes, each of which are supported by centralized corporate functions. The Specialty Isotopes Business Unit includes two segments: Sterilization Technologies and Medical Isotopes.

The results reported in our 2012 financial statements and this MD&A reflect our new segment structure. We continue to report our operations as three business segments: **Targeted Therapies**, **Sterilization Technologies**, and **Medical Isotopes**, as well as certain corporate functions and activities reported as **Corporate and Other**. The primary change to our segment reporting is that Contract Manufacturing is now reported in Medical Isotopes but was previously reported in Targeted Therapies. Prior years have been restated to reflect this change.

Targeted Therapies

Our Targeted Therapies segment is focused on the targeted treatment of cancer. Our Targeted Therapies product, TheraSphere®, is used in the treatment of liver cancer by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby limiting both damage to surrounding healthy tissue and side effects for the patient. TheraSphere is used in the treatment of both inoperable primary and metastatic liver cancer, and has approvals and is reimbursed in certain key markets.

We are currently conducting three clinical Phase III trials (trials to determine the effectiveness of a product): i) STOP-HCC is a trial focused on obtaining full approval in the U.S. for TheraSphere as a treatment for primary hepatocellular carcinoma (HCC); ii) EPOCH is a trial intended to be used to obtain Pre-market Approval in the U.S. for treatment of metastatic colorectal cancer to the liver; and, iii) YES-P is an Europe-focused trial in a subset of primary liver cancer patients with portal vein thrombosis (PVT). We anticipate activation of sites in Europe for the YES-P trial in 2013.

Sterilization Technologies

Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) radiation sources and design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are one of the world's leading suppliers of Co-60, an isotope that produces the gamma radiation that destroys harmful micro-organisms. Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

Medical Isotopes

Our Medical Isotopes segment primarily focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes in medicine with about 90% of the procedures being for diagnosis.

We sell a breadth of isotopes, which our customers incorporate into products that are used in these medical procedures. Our primary product is Molybdenum-99 (Mo-99), which decays into Technetium-99 (Tc-99m), utilized in approximately 80% of nuclear medical procedures worldwide (source: World Nuclear Association).

Mo-99 is produced in a nuclear reactor along with other isotopes including Xe-133 (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin's lymphoma), and I-125 (used to treat prostate cancer). We refer to isotopes produced in nuclear reactors as Reactor isotopes.

We manufacture other isotopes at our facility in Vancouver, Canada using equipment referred to as a cyclotron; these are reported as Cyclotron isotopes. We are also a contract manufacturer of Bexxar®, a radiotherapeutic, and until early 2011 manufactured CardioGen-82®, a cardiovascular positron emission tomography (PET) imaging agent.

Corporate and Other

Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ). The number of outstanding Nordion common shares at October 31, 2012 and January 25, 2013 was 61,909,101.

Certain of Nordion's shared corporate functions and activities are reported as Corporate and Other. Our corporate and public company functions were consolidated and streamlined at our Ottawa, Canada headquarters during 2010 and 2011.

For a detailed description of our Targeted Therapies, Sterilization Technologies, and Medical Isotopes businesses, see "Section 4, Description of the Business" in our 2012 AIF.

2012 business and corporate developments

Engaging in Review of Strategic Alternatives

With a view to enhancing shareholder value and creating new opportunities the Company has initiated a review of strategic alternatives. Jefferies & Company has been engaged to advise and assist in this review. No decision has been made to enter into any specific strategic transaction or any other strategic alternative at this time, and there can be no assurance that Nordion will enter into a transaction in the future. The Company does not plan to disclose or comment on developments regarding the strategic review process until further disclosure is deemed appropriate. Nordion intends to continue with planned business activities throughout the strategic alternatives review process.

Targeted Therapies

TheraSphere Growth

TheraSphere revenue grew by 14% during fiscal 2012. The year-over-year sales growth was primarily due to adoption by new clinics.

TheraSphere revenue growth was lower than our initially anticipated annual growth of 30% in 2012 due to a decline in doses administered at several of our larger accounts. This decline was primarily due to reduced availability of, or changes in, certain key interventional radiologists within the multidisciplinary teams that support the administration of TheraSphere. Our top ten TheraSphere customers account for greater than 30% of doses administered. Therefore, fluctuations in these accounts impact the revenue performance of our product.

While we believe these fluctuations are a normal part of the growth of a high-value, niche product, we continue to attempt to mitigate the impact of customer concentration through greater training and education for interventional oncology (IO) teams, securing new accounts, geographical expansion, and providing comprehensive support to existing customers.

TheraSphere Phase III Trials

In the United States, TheraSphere is currently authorized by the U.S. Food and Drug Administration (FDA) for use under a Humanitarian Device Exemption (HDE) as a radiation treatment for primary liver cancer or HCC. We are conducting three (3) Phase III clinical trials (STOP-HCC; EPOCH; and YES-P) with a view to seeking Pre-market Approval for TheraSphere from the FDA.

Both the STOP-HCC and EPOCH trials have multiple clinical sites that are available for patient enrollment. We anticipate the level of activity associated with these trials to ramp up during fiscal 2013 as a greater number of clinical trial sites are initiated and more patients are screened for eligibility and enrolled in the trials. We have patient enrolment in the EPOCH and STOP-HCC trials and anticipate continuing to make progress in this regard. However, site initiation and patient enrollment, in particular in the STOP-HCC trial, has been more challenging than anticipated. TheraSphere has been used for a number of years in the U.S. and remains available under the HDE in the U.S. during the clinical trials. This may impact enrollment in the U.S. sites since patients have an opportunity to receive TheraSphere treatments in the U.S. outside of the STOP-HCC trial, whereas patients enrolled in the STOP-HCC trial face the risk of random selection to the control arm, thus depriving them of the opportunity to receive TheraSphere treatments. We continue to provide support for patient selection for this trial; however, the current pace of enrollment may result in the STOP-HCC trial requiring more time to complete than originally planned. We are also in the process of initiating sites outside of the U.S., including Canada, France and Germany.

Unless or until Pre-market Approval for TheraSphere is received from the FDA, regulations applicable to the HDE for TheraSphere include limitations on profits from sales and operations in the U.S. related to the product, such as demonstrating that the amount charged in the U.S. for TheraSphere does not exceed TheraSphere's research, development, fabrication and distribution costs, that U.S. incidence of the disease indication remain below a prescribed level (4,000 cases per year) and that there is not a similar FDA approved product for the indication available in the U.S. In addition, each customer must apply for approval from their hospital's Institutional Review Board before administering the treatment. Delays in the completion of the STOP-HCC trial to obtain full FDA approval for TheraSphere may increase the risk associated with TheraSphere remaining in compliance with the above factors. In the meantime, we plan to continue to increase global adoption of TheraSphere by expanding our presence, and sales of, TheraSphere in other geographies, particularly in Europe and Asia.

Sterilization Technologies

Co-60 Shipments

The volume of Co-60 we shipped in the second half of fiscal 2012 was more than twice the volume shipped in the first half of fiscal 2012. This was primarily due to the timing of shipments to our customers, which often varies significantly from quarter-to-quarter. Total year 2012 Co-60 volumes were down slightly compared with 2011.

Extension of Co-60 Customer Contracts

During fiscal 2012, we signed multi-year extensions of existing contractual relationships to supply Co-60 to three of our major customers. We now have customers that account for approximately two-thirds of our 2012 Co-60 volumes that have entered into long-term contracts, which generally provide for increasing revenue over the course of the applicable contract terms.

Medical Isotopes

MAPLE Arbitration Decision

On September 10, 2012, we announced the decision in the confidential arbitration with Atomic Energy of Canada Limited (AECL). Nordion was unsuccessful in its claim for specific performance or monetary damages relating to AECL's cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that Nordion's claim against AECL in the arbitration was precluded under the terms of the 2006 Interim and Long-Term Supply Agreement (ILTSA) between Nordion and AECL. Thus, Nordion was not entitled to a remedy under the ILTSA for the unilateral termination by AECL of the construction of the MAPLE facilities.

The arbitrators also dismissed AECL's counterclaim against Nordion, which claimed damages for breach of contract in the amount of $250 million and other relief.

As the decision of the tribunal favors AECL, Nordion may be responsible for a portion of AECL's costs, which could be material. Nordion has received and is currently assessing the legal merits and financial implications of AECL's costs submissions. AECL submitted total arbitration-related costs of approximately $46 million. Nordion and AECL have agreed upon a schedule with the tribunal to determine the allocation of arbitration-related costs. The parties are expected to make written submissions with regard to costs, following which the tribunal is expected to schedule proceedings to hear both parties during the Company's Q2 2013. We expect to receive a decision thereafter.

Under the ILTSA, commercially reasonable efforts by AECL are required to maintain isotope production from the NRU reactor until such time as Nordion has established a satisfactory, long-term alternative supply. Nordion continues to explore supply alternatives to mitigate the lack of supply from AECL, for both back-up and long-term supply of reactor-based medical isotopes. This supply is important to the global healthcare system and Nordion's Medical Isotopes business.

The arbitration decision leaves Nordion open to pursue its ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 Isotope Production Facilities Agreement (IPFA). In the analysis of the decision, although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the ILTSA. Nordion is pursuing its rights under the IPFA.

The parties have agreed on a preliminary schedule for proceeding in the IPFA claim and Nordion filed an amended statement of claim on January 18, 2013. The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. AECL is expected to file a response and documentary productions and discoveries are anticipated to begin during 2013. Based on the current schedule, a trial would not be expected to begin before mid-2014. For further details on this claim, see the "Litigation" section of this MD&A.

Restructuring of Russian Mo-99 Supply Relationship

In October 2012, Nordion and the Open Joint Stock Company "Isotope" (Isotope) jointly agreed that the current Mo-99 supply agreement structure was no longer appropriate and terminated the Russian Mo-99 supply agreement that had been entered into in September 2010. We have been granted a special permission by Isotope, the authorized subsidiary of Russia's State Atomic Energy Corporation (Rosatom), to enter into a negotiation with the Research Institute of Atomic Reactors (RIAR), the direct source of Mo-99 within Rosatom, for supply of Mo-99.

Negotiations with RIAR are intended to focus on the supply of Mo-99 to Nordion for the processing, distribution and sale of Mo-99 outside of Russia. This supply of Mo-99 would be produced by RIAR's reactors in Dimtrovgrad, Russia. If an agreement is reached with RIAR, we expect that such an agreement could establish, following required regulatory approvals, a supplemental supply of Mo-99 which could potentially meet a portion of Nordion's long-term supply requirements. The Mo-99 volumes associated with supply from RIAR are anticipated to be significantly lower compared with the volumes included in the original agreement that Nordion had with Isotope and would be significantly lower than Nordion's currently anticipated requirements. The negotiations with RIAR have not begun and it is uncertain as to whether an agreement will be reached that provides us with sufficient quantities and economic returns to make their potential source of long term supply viable.

The 2010 framework agreement with Isotope, to explore and define areas of collaboration for the supply, marketing and sale of isotopes produced in Russia is expected to remain in effect.

The termination of the Mo-99 supply agreement with Isotope caused a reduction in the notional amount of commitments included in the calculation of change in fair value of embedded derivatives, which increased the loss by $4.1 million in Q4 2012.

National Research Universal (NRU) Supply Interruptions

On May 16, 2012, the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown, which lasted 31 days. The one month shutdown resulted in an interruption in our supply of medical isotopes during Q2 and Q3 2012. In the second half of fiscal 2012, however, we experienced lower demand from our customers during the period that the NRU reactor was operational. This was due to a number of reasons, including customers' requirements to diversify supply, a slower ramp up of demand after the NRU reactor resumed production and lower levels of demand from our largest customer during the second half of fiscal 2012. In the fourth quarter of 2012 we also recognized revenue based on the receipt of payment from a customer for shortfalls in order volumes below minimum contract commitments, which resulted in higher revenue in the fourth quarter despite the lower volumes.

Other than the planned maintenance shutdown described above, we experienced two unplanned interruptions in supply from NRU reactor in February and March 2012, which were primarily related to NRU reactor repair activities and negatively impacted our revenue by approximately $2 million in Q2 2012. In Q3 2012, there was also one unplanned supply interruption from the NRU reactor, which impacted two days of shipments.

We expect the NRU reactor to shut down for approximately one month in or around April 2013 for planned maintenance; however, the specific date of the shutdown has not yet been announced by AECL.

Supply of Mo-99 and other Reactor Isotopes

Currently, the NRU reactor is Nordion's only source of Mo-99. As a result of the current policy positions of the Government of Canada on medical isotope supply, we do not expect to receive a supply of Mo-99 and other Reactor isotopes beyond 2016 from AECL's NRU reactor. Therefore, if we are unable to secure a new source of Mo-99 supply prior to 2016, we may no longer be able to sustain a Reactor isotopes business. Medical Isotopes accounted for approximately 40% of Nordion's total segment earnings in fiscal 2012.

With the unfavourable outcome of the arbitration with AECL, the MAPLE facilities are no longer a potential option for long-term supply and, therefore, other sources of supply are being assessed. While Nordion has historically been a global leader in the supply of medical isotopes and is currently the only major supplier with processing facilities in North America, which is the largest market for medical isotopes, we are facing several challenges in obtaining an economically viable long-term source of supply. New sources of supply that were being proposed in the U.S. and elsewhere in the world, including those in Russia, have been delayed and/or reduced in scope or cancelled. As a result, we do not currently anticipate securing a new source of supply within the next few years that could fully meet our current level of demand should the NRU reactor cease to produce isotopes. In addition, there continues to be pressure from governments, in particular the U.S. government, to eliminate the use of highly enriched uranium (HEU) in the production of Mo-99. Both the NRU reactor and the reactors at RIAR currently use HEU. Since the extended supply interruptions experienced by the industry in 2009 and 2010, supply capacity has generally exceeded demand introducing pricing pressures that make it more difficult to reach agreement on new supply arrangements that will generate sufficient profitability for Nordion. We continue to assess new and existing sources of supply of Mo-99 and to negotiate an agreement with RIAR to establish economic medical isotopes supply prior to when the NRU reactor is expected to cease production of medical isotopes.

Current Market Position and Extension of Lantheus Contract

Most of the Mo-99 we sold in 2012 was based on contractual arrangements that ranged in duration from one to three years, including with our largest customer, Lantheus. In 2012, we were able to extend contracts with several existing customers, including extending our contract with Lantheus for an additional two years until December 2015. In fiscal 2012, Lantheus accounted for 21% of Nordion's total revenue and 51% of the Company's Medical Isotopes revenue.

Corporate and Other

Internal Investigation

Through our own internal review as part of our compliance program, we discovered potential irregularities. As a result, we commenced an internal investigation of the possible compliance issues related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). This investigation is being conducted by outside legal counsel and external forensic and accounting firms that are experienced in such compliance. These external advisors are reporting regularly to a special Committee of the Board constituted to deal with this matter.

We voluntarily contacted applicable regulatory and enforcement authorities to disclose the existence of this investigation and certain details of this matter, and we continue to provide reports to them as the investigation progresses. We are continuing with our investigation into this matter and our cooperation with regulatory and enforcement authorities.

As a result of the investigation to date, we have ceased to make payments to, and terminated our contractual arrangements with, the affected foreign supplier. These actions were reflected in, among other things, a reduction in the notional amount of commitments included in the calculation of embedded derivative expense in Q3 2012. We currently do not expect that the cessation of payments or termination of this relationship will impact our revenue in 2013 or otherwise have a material impact on supplies necessary for our current business operations.

We are currently unable to determine as to whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

We are committed to the highest standards of integrity and diligence in our business dealings and to the ethical and legally compliant business conduct of our employees, representatives and suppliers. We review our compliance programs on a regular basis to assess and align them with emerging trends and business practices. Corrupt or fraudulent business conduct is in direct conflict with our Global Business Practice Standards (GBPS) and corporate policies. We continue to investigate this matter and cooperate with regulatory and enforcement authorities.

In parallel with the Internal Investigation, we have developed and implemented a number of new and enhanced policies and procedures related to compliance. This remediation process has included enhancements to our GBPS, policies related to anti-corruption, third-party due diligence, travel and expenses, sponsorships, and payment control processes. We are continuing to develop and strengthen other policies and procedures, as well as monitoring protocols to detect exceptions to these new policies, and are delivering training to employees, high risk third parties and other stakeholders affected by the changes. The intent of these changes is to strengthen our overall compliance framework.

Credit Facility

On January 25, 2013, we entered an $80 million Amended and Restated senior secured credit facility agreement with the Toronto-Dominion Bank (TD) and a select group of other financial institutions. The credit facilities consist of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. The latter facility will be fully secured including a specific pledge of cash collateral. Cash pledged against the facility will be reported as restricted cash and will be unavailable for operations. The primary purpose of the $20 million revolving credit facility is for general corporate purposes. For further details on this new credit facility, see the "Liquidity" section of this MD&A.

Litigation Matters

The company recorded additional accruals for litigation-related matters of approximately $32 million in Q4 2012. Details of the Company's on-going litigation is described in more detail in the Litigation section of this MD&A.

Returns to Shareholders – Quarterly Dividend

In December 2011, March and June 2012, we declared quarterly dividends at $0.10 per share, which were paid on January 3, April 5 and July 3, 2012 each in the amount of $6.2 million to our shareholders of record on December 23, 2011, March 21 and June 18, 2012, respectively. In Q4 2012, the Board of Directors suspended the quarterly dividend. The decision to suspend the quarterly dividend was based on the uncertainty associated with several factors. These included the potential payment of a portion of AECL's arbitration costs, the internal investigation, pension funding obligations and Mo-99 revenue and supply.

Returns to Shareholders – Normal Course Issuer Bid (NCIB)

During the first quarter of fiscal 2012, we repurchased and cancelled 398,500 common shares for a total cost of $3.5 million under the 2011 NCIB. The Company repurchased 5,258,632 shares cumulatively under the 2011 NCIB, which expired on January 25, 2012. On January 31, 2012, we announced our 2012 NCIB, which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 3,105,901 Common shares.

For reasons described above in relation to the Company's suspension of its dividend, on September 19, 2012, the Company cancelled the 2012 NCIB. Prior to cancellation of the NCIB, we repurchased 71,120 common shares for $0.5 million under our 2012 NCIB during the year ended October 31, 2012.

Strategy and 2013 financial outlook

Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by executing our strategic plans with operational and financial discipline. The Company's management continues to focus on building the business and improving alignment within each of our business units.

Targeted Therapies

We are planning to continue to leverage our TheraSphere brand, market segment leadership, and operational excellence to create shareholder value by **establishing a leadership position in the emerging Interventional Oncology (IO) market**. We are **investing in TheraSphere growth** by conducting Phase III clinical trials which are intended to i) expand approved indications in the U.S., ii) demonstrate improved effectiveness over certain existing treatment options, which is expected to support clinical adoption and growth in Europe and Asia, and iii) expand European reimbursement. We also expect to continue to increase our investment in TheraSphere, including areas such as our European TheraSphere sales and marketing infrastructure and skills, building our medical affairs function, and entering key markets in Asia, both commercially and clinically. We also envisage selectively building an IO product portfolio over a number of years through in-licensing, acquisition, and product development.

Specialty Isotopes

Sterilization Technologies

Our strategy for Sterilization Technologies is to **maintain our market leading position and strong margins** in this relatively stable market (gamma sterilization – Co-60) which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins and strong cash flows.

We endeavour to maintain our segment leading market share and retain our strong segment margins in gamma sterilization through value-based pricing, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the gamma sterilization market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings (e.g., GammaFIT) that we anticipate will enable us to strengthen our relationships with current customers and facilitate our entry into new and emerging markets.

We expect that our strategy will result in continued market leadership of our existing business, with flat to low percentage revenue growth.

Medical Isotopes

In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to **maintain our revenues** and **pursue a long-term reliable supply of reactor isotopes**. We previously established a strategic framework relationship with Isotope and have been given permission to enter negotiations with RIAR to develop a new global supply of Mo-99.

The volatility of Mo-99 supply in 2009 and 2010 has resulted in a number of current and potential Mo-99 customers diversifying their supply away from single sources. Although we look to opportunistically grow our customer base for Medical Isotopes as potential new customers continue to diversify their supply, the NRU maintenance shutdowns in each of the last two fiscal years, combined with delays and reduced back-up supply available to date, have made this difficult.

2013 financial outlook

For fiscal 2013, we expect our top three products (TheraSphere, Co-60, and Mo-99) to contribute over 80% of revenues and segment gross margins. Overall, total 2013 revenue and gross margin is expected to decline. This gross margin decline combined with planned investments in TheraSphere to drive future growth and an increase in pension expense are expected to result in a significant decline in segment earnings. We also expect our total revenue for Q1 2013 to be significantly lower compared to Q4 2012 primarily due to the anticipated quarterly profile of Co-60 revenue and a change in contractual commitment with our customers impacting quarterly Medical Isotopes revenue as further discussed in Specialty Isotopes' 2013 financial outlook below.

Our 2013 financial outlook reflects our new segment structure and current exchange rates and is subject to the uncertainties described in this MD&A and the business and industry risks as outlined in our 2012 AIF.

Targeted Therapies

For 2013, we expect that TheraSphere revenue will continue to grow at a mid-teen percentage range. This follows 14% revenue growth in 2012. Targeted Therapies' segment gross margin percentage for 2013 is expected to be similar to 2012. The overall number of patients planned for our clinical trials do not represent a significant percentage of total annual TheraSphere doses and certain doses within the trials are eligible for reimbursement and will be reported as segment revenue.

We believe the continued growth of TheraSphere is attributable to positive perceptions regarding TheraSphere, including a simplified delivery system, relatively low side effects of treatment, and custom doses, and our investment in global sales and marketing. We expect to see continued growth in TheraSphere as a result of increasing confidence and clinical adoption in the current installed base of customers for this targeted treatment for nonresectable liver cancer, in addition to introducing TheraSphere at new hospitals and clinics.

Reimbursement and insurance coverage for TheraSphere can impact the growth of the product. TheraSphere is currently reimbursed in the U.S. and certain regions in Europe, and we are working to achieve reimbursement coverage in additional countries in Europe and Asia. In the last fiscal year, we saw positioning by a couple of U.S. insurance companies regarding coverage in certain situations while our clinical trials are underway but have not experienced a noticeable impact to date on the growth of TheraSphere.

In 2013, we expect to significantly increase our selling, marketing, and support efforts for TheraSphere through investing in medical affairs, sales and marketing, and initial investments in the Asian market including Hong Kong, Taiwan, Singapore, and South Korea. In order to realize the potential for TheraSphere growth on a global basis and to better serve existing customers, we believe a substantial investment in TheraSphere is warranted. As such, our Research and Development (R&D) spend is expected to increase in fiscal 2013 with the ramp-up of our clinical development program for TheraSphere. The overall cost of each trial is expected to be $15 million to $20 million over approximately five to six years. We expect to incur costs for our Phase III trials in fiscal 2013 in the range of $6 million to $8 million. As a result of these investments we expect Targeted Therapies will incur a segment loss in fiscal 2013.

Specialty Isotopes

Sterilization Technologies

We currently expect Sterilization Technology revenue in fiscal 2013 to be approximately the same as in fiscal 2012. We expect Co-60 revenue to be similar to 2012 with a slight decrease in volume largely offset by higher price. Gross margins are expected to decline slightly due primarily to higher product cost partially offset by higher price. We currently do not have orders for production irradiators in 2013.

As in previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 and production irradiators to our customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to limit disruption to their operations.

Consistent with our revenue profile in 2012, we expect that Co-60 revenue in the second half of 2013 will be significantly higher than the first half. Therefore, we expect that Cobalt revenue for Q1 2013 will be similar to Q1 2012.

Medical Isotopes

Medical Isotope revenue is expected to decline approximately 20% in fiscal 2013 compared with fiscal 2012. As the revenue decline is primarily driven by Mo-99, a higher gross margin product, Medical Isotope gross margin is expected to decline. Based on contractual commitments, quarterly revenue for Medical Isotopes could fluctuate during the year. In addition to the recognition of revenue based on receipt of payment from a customer in Q4 2012 for shortfalls in Mo-99 order volumes below minimum contract commitments and changes to price and volume commitments, Q1 2013 revenue for Medical Isotopes is expected to be significantly lower than the revenue recorded in Q4 2012. Currently the primary reactor in Europe used to supply certain of our competitors is shutdown. We continue to receive additional orders as a result of this shutdown, however, its duration is unknown at this time. Additional orders resulting from this shutdown, along with potential supply interruptions we may experience, could among other things, cause our forecasted decline in Medical Isotopes to vary from our current forecast of a 20% decline in revenue.

In Contract Manufacturing, which is now reported under the Medical Isotopes segment, we are dependent on our customers successfully bringing products to market and, maintaining and growing sales. We have not resumed manufacturing of CardioGen-82 since our customer, Bracco Diagnostics Inc. ("Bracco"), initiated a voluntary recall in 2011. Accordingly, our Contract Manufacturing activities in fiscal 2013 are expected to primarily relate to the Bexxar product. We do, however, expect to sell Strontium-82 (Sr-82) starting in the first half of fiscal 2013.

Internal investigation costs

Nordion has engaged an external legal firm, which has in turn engaged various other advisors, including an accounting firm to conduct an internal investigation of the possible compliance issues as discussed in the "2012 business and corporate developments" section of this MD&A. The work being conducted is intended to meet the requirements defined by a special Committee of the Company's Board of Directors and anticipated requirements of the various regulatory and enforcement authorities. The investigation is ongoing and we presently cannot estimate the duration or the cost of the overall investigation, or the work required to support regulatory and enforcement activities.

The cost of the investigation and implementing remediation plans was approximately $10 million for fiscal 2012. This was higher than our estimate provided in Q3 2012 due to an increase in the activities associated with the internal portion of the investigation. The cost in 2013 could vary significantly based on, among other things, requests from regulatory and enforcement authorities and/or new findings. Our current estimate for investigation and remediation costs for fiscal 2013 is approximately $10 million.

Corporate and Other

Our corporate selling, general and administrative (SG&A) was approximately $10 million in fiscal 2012 and we expect that fiscal 2013 corporate SG&A will increase as we make additional investment in our compliance efforts to support our global operations.

In January 2012, we announced a 2012 NCIB authorized by the TSX to purchase for cancellation up to 3,105,901 shares. During the year ended October 31, 2012, we repurchased 71,120 common shares for $0.5 million under our 2012 NCIB. In September 2012, the Company ceased repurchasing shares under the current NCIB, which was subsequently cancelled.

In September 2012, the Board of Directors for Nordion suspended the quarterly dividend. As discussed in "2012 business and corporate development" section of this MD&A, the decision to suspend the quarterly dividend was based on the uncertainty associated with several factors. These included the potential payment of a portion of AECL's arbitration costs, the internal investigation, pension funding obligations and Mo-99 revenue and supply.

SG&A for all segments

In fiscal 2013, we expect our SG&A expense to increase compared with fiscal 2012 due to several factors. Our 2013 pension expense is expected to increase by approximately $7 million due to the impact of lower interest rates on the value of pension liabilities. This accounting expense does not directly change the amount of funding we are required to contribute to our pension plans.

We expect an increase in stock-based and incentive compensation expenses in fiscal 2013 compared to fiscal 2012, in which such compensations were relatively low reflecting the decline in the value of our common shares and performance not reaching targets. As previously discussed, we expect a substantial increase in Targeted Therapies SG&A to support future growth. We expect a decline in general and administrative cost to partially offset other increases in SG&A.

AECL arbitration legal costs

Our legal costs associated with MAPLE arbitration cost determination and our pursuit of the lawsuit against AECL are expected to be approximately $2 million in fiscal 2013.

Pension wind-up

In Q1 2013 we are completing the wind-up of a pension plan associated with the MDS Pharma Services business we sold in 2010. As a result of the wind-up, we expect to record a loss of approximately $7 million in Q1 2013.

Depreciation

Depreciation expense is expected to decline by approximately $3.5 million in 2013 compare with 2012.

Financial highlights

Years ended October 31 *(thousands of U.S. dollars, except per share amounts)*	**2012**	2011	2010
Revenues			
Targeted Therapies			
TheraSphere	$ **48,451**	$ 42,576	$ 29,040
Sterilization Technologies			
Cobalt	**92,402**	96,982	92,799
Sterilization - Other	**3,032**	11,680	10,757
	95,434	108,662	103,556
Medical Isotopes			
Reactor	**77,410**	85,094	32,807
Cyclotron	**15,478**	18,439	24,787
Contract Manufacturing	**8,067**	19,256	31,778
	100,955	122,789	89,372
Consolidated segment revenues from continuing operations	$ **244,840**	$ 274,027	$ 221,968
Segment earnings (loss)			
Targeted Therapies	$ **14,078**	$ 12,652	$ 9,062
Sterilization Technologies	**39,037**	46,140	47,454
Medical Isotopes	**29,439**	38,342	13,434
Corporate and Other	**(8,706)**	(12,358)	(66,109)
Total segment earnings	$ **73,848**	$ 84,776	$ 3,841
Depreciation and amortization	**17,080**	22,375	28,514
Restructuring charges, net	**1,781**	1,592	62,531
AECL arbitration and legal costs	**5,576**	12,172	9,207
Litigation accruals	**24,058**	-	-
Loss on Celerion note receivable	**2,411**	-	-
Internal investigations costs	**9,827**	-	-
Change in fair value of embedded derivatives	**12,020**	(2,649)	(13,050)
(Gain) loss on sale of investments	-	(1,691)	1,054
Impairment of long-lived assets	-	-	1,632
Consolidated operating income (loss) from continuing operations	$ **1,095**	$ 52,977	$ (86,047)
Basic (loss) earnings per share from continuing operations	$ **(0.47)**	$ 0.67	$ (0.94)
Cash and cash equivalents	$ **109,360**	$ 74,067	$ 122,802


REVENUE
300,000
250,000
200,000
150,000
100,000
50,000
0
2010
2011
2012
Targeted Therapies 29,040 42,576 48,451
Sterilization Technologies 103,556 108,662 95,434
Medical Isotopes 89,372 122,789 100,955
BUSINESS SEGMENT EARNINGS
120,000
100,000
80,000
60,000
40,000
20,000
0
2010
2011
2012
Targeted Therapies 9,062 12,652 14,078
Sterilization Technologies 47,454 46,140 39,037
Medical Isotopes 13,434 38,342 29,439

Financial results analysis

In this section, we provide detailed information and analysis regarding our performance for the year ended October 31, 2012 compared with the same periods in fiscal 2011 and 2010.

Consolidated financial results

Years ended October 31 *(thousands of U.S. dollars)*	**2012**	**% of revenues**	2011	% of revenues	2010	% of revenues
Revenues	$ 244,840	100%	$ 274,027	100%	$ 221,968	100%
Costs and expenses						
Direct cost of revenues	110,992	45%	126,076	46%	104,677	47%
Selling, general and administration	69,831	29%	65,107	24%	100,286	45%
Depreciation and amortization	17,080	7%	22,375	8%	28,514	13%
Restructuring charges, net	1,781	1%	1,592	1%	62,531	28%
Change in fair value of embedded derivatives	12,020	5%	(2,649)	(1%)	(13,050)	(6%)
Other expenses, net	32,041	13%	8,549	3%	25,057	11%
Operating income (loss) from continuing operations	$ 1,095	-	$ 52,977	19%	$ (86,047)	(39%)
Interest expense	(4,406)	(2%)	(2,499)	(1%)	(5,522)	(2%)
Interest and dividend income	6,835	3%	10,274	4%	8,590	4%
Equity loss	-	-	(128)	-	(650)	-
Income tax expense	(32,393)	(13%)	(17,122)	(6%)	(187)	-
Loss from discontinued operations, net of income taxes	-	-	(26,655)	(10%)	(148,194)	(67%)
Net (loss) income	$ (28,869)	(12%)	$ 16,847	6%	$ (232,010)	(105%)
Gross margin	55%		54%		53%	
Capital expenditures from continuing operations	$ 7,384		$ 6,732		$ 7,251	
Total assets	$ 428,581		$ 458,663		$ 564,021	
Long term financial obligations	$ 43,331		$ 44,330		$ 44,150	

Revenues

Revenues of $244.8 million in fiscal 2012 decreased by $29.2 million or 11% compared with fiscal 2011. Excluding the impact of foreign exchange, revenues for the fiscal year ended 2012 decreased approximately 13% compared with last year.

The decrease in revenue compared to the prior year was attributable to: i) no production irradiator shipments in the current year; ii) a decrease in sales volume and pricing of Reactor isotopes; iii) no CardioGen-82 sales since Q1 2011; iv) a decrease in sales volume of Cyclotron isotopes; and v) lower Co-60 revenue primarily due to lower volume. These decreases were partially offset by continued growth in TheraSphere sales.

See further detailed analysis on revenues in the *"Targeted Therapies"*, *"Sterilization Technologies"* and *"Medical Isotopes"* sections of this MD&A.

Gross margin

Gross margin from continuing operations of 55% in fiscal 2012 increased by 1% and 2% compared to fiscal 2011 and 2010, respectively. Our overall gross margin was impacted by a heavier weighting of all of our major products with higher margins (TheraSphere, Co-60, and Mo-99) which reflect relatively significant year-over-year decreases in the majority of our lower margin products (production irradiator and Contract Manufacturing products).

See further detailed analysis on gross margin in the *"Targeted Therapies"*, *"Sterilization Technologies"* and *"Medical Isotopes"*, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $69.8 million in fiscal 2012 increased by $4.7 million compared with fiscal 2011. During fiscal 2012, we recorded $9.8 million of external legal and professional fees related to our internal investigation, which was partially offset by lower AECL arbitration and legal costs of $6.6 million associated with the MAPLE arbitration proceedings. In fiscal 2011, we also recorded a favorable insurance adjustment $2.3 million.

SG&A expenses of $69.8 million in fiscal 2012 were $30.5 million lower compared with fiscal 2010. The decrease was largely due to lower compensation cost resulting from workforce reductions, relatively lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services.

There was also a favourable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $17.1 million in fiscal 2012 decreased by $5.3 million and $11.4 million compared to fiscal 2011 and 2010, respectively, primarily because a significant portion of our computer systems became fully depreciated during Q2 2012 and accelerated amortization of leasehold improvements were recorded in 2010 related to the wind down of our former head office in Toronto, Canada.

Restructuring charges

The restructuring charge of $1.8 million in fiscal 2012 includes $2.6 million related to our organizational realignment in Q4 2012 as described in "Business Overview" section of this MD&A, which was partially offset by a $0.7 million net restructuring recovery primarily due to the lease termination of approximately 70% of our former Toronto office space. In December 2011, a lease termination offer related to the fourth and fifth floors of our former Toronto office was signed and a C$2.5 million early termination penalty was paid.

We expect the majority of the remaining restructuring provision to be utilized during fiscal 2013, except for future rental payments related to our former Toronto office space, which may extend into 2014.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income. As discussed in "2012 business and corporate developments" section of this MD&A, Nordion and Isotope jointly terminated the Russian Mo-99 supply agreement that had been entered into in September 2010, which significantly lowered our embedded derivative exposure in Q4 2012.

In fiscal 2012, we recorded losses of $12.0 million for the change in the fair value of the embedded derivatives compared to gains of $2.6 million and $13.1 million for fiscal 2011 and 2010, respectively. The changes in the fair value of the embedded derivatives were primarily driven by the changes in our estimated notional supply amount and the U.S. to Canadian dollar exchange rates during the contract periods. These gains and losses are for accounting purposes and do not represent cash transactions in the period of reporting.

Other expenses, net

Other expenses, net, of $32.0 million for fiscal 2012 primarily included R&D costs of $6.6 million and estimated accruals of approximately $24 million for litigation-related matters as discussed in "2012 business and corporate developments" section of this MD&A. Other expense, net, also included a $2.4 million loss on the Celerion note receivable recorded in Q1 2012.

Other expenses, net, of $8.5 million for fiscal 2011 included $5.6 million in R&D costs and $4.3 million of foreign exchange losses, which were partially offset by a $1.7 million gain on the sale of an available for sale investment.

Other expenses, net, of $25.1 million for fiscal 2010 was primarily a result of an approximately $27 million foreign currency revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. The loss for the year was partially offset by transition services income from the business sold in fiscal 2010.

Interest income (expense), net

Net interest income for fiscal 2012 was $2.4 million compared to $7.8 million and $3.1 million for fiscal 2011 and 2010, respectively. The decrease in net interest income was primarily due to a decrease in accreted interest income related to our note receivable from Celerion Inc. reflecting a $6.5 million partial repayment for a reduction of $12.5 million of the principal amount that occurred during Q1 2012. This decrease was partially offset by an increase in interest expense relating to our credit facility entered in Q3 2011 as well as a $0.9 million dividend received from LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.) during Q4 2012.

Income tax expense

Tax expense for fiscal 2012 was $32.4 million on the pre-tax income from continuing operations of $3.5 million. With an estimated tax rate of 25.4%, we expected a tax expense of $0.9 million for fiscal 2012. However, discrete adjustments at different tax rates related to the change in valuation allowance, non-deductible portion of capital losses, and other adjustments resulted in a significantly different effective tax rate for the fiscal year.

Valuation allowance on deferred tax assets

Deferred tax assets and liabilities reflect the tax consequences of temporary differences between the amount of assets and liabilities for financial and tax reporting purposes using enacted tax rates in effect for the year in which we expect the differences to reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized (a likelihood of greater than 50 percent).

When determining the need for a valuation allowance, we consider future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate as well as prudent and feasible tax planning strategies. In the event that we determine that it is more likely than not that the Company will not be able to realize all or part of the net deferred tax assets in the future, we would establish or increase the valuation allowance and make a corresponding charge to earnings in the period in which a determination is made.

In Q4 2012, our analysis reflected several new factors including: i) with the recent loss in the Maples arbitration, the outlook for our Medical Isotopes business unit to generate long-term taxable income has been significantly reduced and ii) the Company has generated additional tax assets in 2012 that must be considered in the valuation allowance analysis.

Accordingly, we concluded that it was more likely than not that the Company would not realize all of its Canadian deferred tax assets, excluding capital losses for which we provided a full valuation allowance in prior years. As a result, we established an additional $35.4 million valuation allowance related to our investment tax credits included in deferred tax assets as at October 31, 2012, and a charge to earnings in Q4 2012. These are non-cash charges that relate to the possibility that the Company may not be able to use all of these tax assets. This reduced our net deferred tax assets from $92.4 million to $57.0 million. Should our outlook for the Company's taxable income improve, or should we implement tax plans to partially or fully utilize the tax assets, then we would remove some or all of the valuation allowance.

Loss from discontinued operations, net of income taxes

We did not have discontinued operations reported for fiscal 2012.

For fiscal 2011, we recorded a loss from discontinued operations, net of income taxes, of $26.7 million which primarily included an unfavorable outcome of the arbitration with Life Technologies Corporations in Q3 2011 (as discussed in "Liquidity" section of this MD&A), the sale of MDS Nordion S.A. completed in Q2 2011, and certain tax adjustments and settlements relating to our discontinued operations of MDS Pharma Services and MDS Analytical Technologies.

Loss from discontinued operations of $148.2 million for fiscal 2010 were primarily driven by the substantial completion of our strategic repositioning including the sales of MDS Pharma Services Early Stage and MDS Analytical Technologies during fiscal 2010.

2) Segmented Financial Review

Targeted Therapies

Years ended October 31 *(thousands of U.S. dollars)*		**2012**	**% of revenues**		2011	% of revenues		2010	% of revenues
Revenues									
TheraSphere	$	**48,451**	**100%**	$	42,576	100%	$	29,040	100%
Costs and expenses									
Direct cost of revenues		**13,726**	**28%**		12,590	30%		6,556	23%
Selling, general and administration		**16,565**	**34%**		14,067	33%		10,692	37%
Other expenses, net		**4,082**	**8%**		3,267	8%		2,730	9%
Segment earnings	$	**14,078**	**29%**	$	12,652	30%	$	9,062	31%

As discussed in "Business Overview" section of this MD&A, Nordion announced an organizational realignment that resulted in changes to our segments in Q4 2012. The primary change to our segment reporting is that Contract Manufacturing is now reported in Medical Isotopes but was previously reported in Targeted Therapies. Prior years have been restated to reflect this change.

Revenues

Revenues of $48.5 million for fiscal 2012 increased by $5.9 million or 14% and $19.4 million or 67% compared to fiscal 2011 and 2010, respectively, due mainly to increases in TheraSphere volumes sold. As the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

Gross margin

Gross margin for our Targeted Therapies segment of 72% for fiscal 2012 was 2% higher than in fiscal 2011. The increase was primarily due to a positive impact of incremental TheraSphere revenue as it has a relatively fixed cost over certain volumes.

Gross margin for our Targeted Therapies segment of 72% for fiscal 2012 was 5% lower than in fiscal 2010. This decrease was primarily due to an increase in the portion of quality, regulatory and other production support costs which do not vary significantly with revenue and are shared with Contract Manufacturing which experienced a significant revenue decline over the period.

Selling, general and administration (SG&A)

SG&A expenses of $16.6 million for fiscal 2012 increased by $2.5 million compared to fiscal 2011. The increase was primarily driven by higher TheraSphere sales and marketing expenses as well as higher medical affairs costs. In addition there was an increase in general and administrative (G&A) support for the business which was partially offset by a decrease in annual incentive plan (AIP) accruals.

SG&A expenses of $16.6 million for fiscal 2012 increased by $5.9 million compared to fiscal 2010. Similar to the increase from fiscal 2011 to fiscal 2012, the increase was primarily driven by an increased investment in TheraSphere sales and marketing and higher G&A costs. Compared to fiscal 2010, there was an unfavourable foreign exchange impact as a result of the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net

Other expenses, net, primarily include R&D expenses. R&D expenses for fiscal 2012 were $4.0 million compared to $3.3 million and $2.7 million in fiscal 2011 and 2010, respectively. This increase in R&D expenses is due to increased investment in TheraSphere clinical trials.

Specialty Isotopes – Sterilization Technologies

Years ended October 31 *(thousands of U.S. dollars)*		**2012**	**% of revenues**		2011	% of revenues		2010	% of revenues
Revenues									
Cobalt	$	**92,402**	**97%**	$	96,982	89%	$	92,799	90%
Sterilization – Other		**3,032**	**3%**		11,680	11%		10,757	10%
		95,434	**100%**		108,662	100%		103,556	100%
Costs and expenses									
Direct cost of revenues		**42,284**	**44%**		47,308	44%		41,642	40%
Selling, general and administration		**13,766**	**14%**		15,007	14%		14,447	14%
Other expenses, net[(a)]		**347**	**-**		207	-		13	-%
Segment earnings	**$**	**39,037**	**41%**	**$**	46,140	42%	**$**	47,454	46%

(a) Excludes gain on investment of $1.7 million for fiscal 2011, which are not included in the calculation of segment earnings.

Revenues

Revenues of $95.4 million for fiscal 2012 decreased by $13.2 million or 12% and $8.1 million or 8% compared to fiscal 2011 and 2010, respectively. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars and, therefore, fluctuations in foreign exchange impact revenue. Excluding the impact of foreign exchange, revenues for fiscal 2012 decreased by 11% compared to both fiscal 2011 and 2010.

For fiscal 2012, Co-60 revenues decreased by $4.6 million or 5% compared to fiscal 2011 and remained relatively flat to fiscal 2010. The decrease from fiscal 2011 was primarily due to an overall decline in volume of Co-60 shipments resulting from an increase in the global supply of Co-60.

For fiscal 2012, revenues from Sterilization – Other decreased by $8.6 million or 74% and decreased by $7.7 million or 72%, compared to fiscal 2011 and 2010, respectively. The decrease was due primarily to there being no production irradiator shipments in fiscal 2012 compared to two production irradiator shipments in each of fiscal 2011 and 2010.

As in prior years, the quarterly profile of revenues for Sterilization Technologies varies significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada also affected the variability in quarterly revenues for Sterilization Technologies.

Gross margin

Gross margin for our Sterilization Technologies segment was 56% for fiscal 2012 compared to 56% and 60% for fiscal 2011 and 2010, respectively. Gross margin for fiscal 2012 was flat compared to fiscal 2011 primarily due to lower Co-60 revenue covering its relatively fixed production support costs, which was largely offset by a positive gross margin impact of a significant decrease in production irradiator sales and installations during fiscal 2012 as they have a lower gross margin relative to Co-60.

The decrease in gross margin in fiscal 2012 compared to fiscal 2010 was primarily driven by an increase in Co-60 production support costs, which was partially offset by a positive gross margin impact of a significant decrease in production irradiator sales and installations during fiscal 2012 as described above. Gross margins were also impacted by the relative difference in mix of customers in each respective year.

Selling, general and administration (SG&A)

SG&A expenses for our Sterilization Technologies segment of $13.8 million for fiscal 2012 were $1.2 million and $0.7 million lower than fiscal 2011 and 2010, respectively. The decrease is primarily due to lower sales and marketing activities in this segment and a decrease in annual incentive plan (AIP) accruals. The decrease from fiscal 2011 also includes a favorable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net

Other expenses, net are primarily foreign exchange revaluation gains and losses for fiscal 2012, 2011 and 2010.

Specialty Isotopes – Medical Isotopes

Years ended October 31 *(thousands of U.S. dollars)*	2012	% of revenues	2011	% of revenues	2010	% of revenues
Revenues						
Reactor	**$ 77,410**	**77%**	$ 85,094	69%	$ 32,807	37%
Cyclotron	**15,478**	**15%**	18,439	15%	24,787	28%
Contract Manufacturing	**8,067**	**8%**	19,256	16%	31,778	35%
	100,955	**100%**	122,789	100%	89,372	100%
Costs and expenses						
Direct cost of revenues	**54,982**	**54%**	66,178	54%	56,479	63%
Selling, general and administration[(a)]	**14,189**	**14%**	16,055	13%	17,702	20%
Other expenses, net[(b)]	**2,345**	**2%**	2,214	2%	1,757	2%
Segment earnings	**$ 29,439**	**29%**	$ 38,342	31%	$ 13,434	15%

(a) Excludes AECL arbitration and legal costs $5.6 million (2011 - $12.2 million; 2010 - $9.2 million) for fiscal 2012, which are not included in the calculation of segment earnings.
(b) Excludes impairment of long-lived assets of $0.1 million for fiscal 2010, which are not included in the calculation of segment earnings.

As discussed in "Business Overview" section of this MD&A, Nordion announced an organizational realignment that resulted in changes to our segments in Q4 2012. The primary change to our segment reporting is that Contract Manufacturing is now reported in Medical Isotopes but was previously reported in Targeted Therapies. Prior years have been restated to reflect this change.

Revenues

Revenues of $101.0 million for fiscal 2012 decreased by $21.8 million or 18% compared to fiscal 2011 and increased by $11.6 million or 13% compared to fiscal 2010. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on revenues.

Reactor isotopes revenues decreased by 9% for fiscal 2012 compared to fiscal 2011 due mainly to decreases in sales volume of Mo-99 from our largest customer and price. There were also unplanned interruptions in supply from the NRU reactor which occurred in Q2 and Q3 2012 contributing approximately $2 million to the decline in revenues as described in the "2012 business and corporate developments" section of this MD&A. In Q4 2012 we recognized approximately $4 million of revenue based on payments for minimum volume commitments that were not achieved by a customer. Reactor isotopes revenues significantly increased compared to fiscal 2010 primarily due to the return to service of the NRU reactor, our sole current source of Mo-99 supply, which resumed its production of medical isotopes in August 2010.

Cyclotron isotopes revenues were lower by 16% and 38% for fiscal 2012, compared to fiscal 2011 and 2010, respectively. The decline in fiscal 2012 was a result of lower demand for our higher volume cyclotron isotope products including Iodine-123, Sr-82 and Thallium-201 (Tl-201). The decrease from 2010 was driven mainly by a decrease in demand for Tl-201, which was used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown in the majority of fiscal 2010.

Contract Manufacturing revenue decreased 58% and 75% compared to fiscal 2011 and 2010, respectively, due primarily to fewer third party products including the impact of the interruption in CardioGen-82 manufacturing, which we have not manufactured since Q1 2011. In fiscal 2011, we also had higher bulk sales of Sr-82, the isotope used in the production of CardioGen-82 generators, and a one-time recognition of $3.3 million of deferred revenue related to a cancelled contract for facilities and equipment paid by a customer who filed under Chapter 11 of the U.S. Bankruptcy Code.

Gross margin

Gross margin of 46% for fiscal 2012 was flat compared to fiscal 2011 and increased by 9% compared to fiscal 2010. This increase in gross margin was primarily due to higher revenue from Mo-99, a relatively higher gross margin product, in fiscal 2012 and 2011 compared to fiscal 2010. In fiscal 2010, we had proportionally significant revenues from Cyclotron and Contract Manufacturing products, which had relatively lower gross margins. Also contributing to this increase was the weakening of the Canadian dollar relative to the U.S. dollar which positively impacted the overall gross margin, as a majority of our direct costs are denominated in Canadian dollars whereas the majority of our revenues are denominated in U.S. dollars.

Selling, general and administration (SG&A)

SG&A expenses for our Medical Isotopes segment of $14.2 million for fiscal 2012 decreased by $1.9 million and $3.5 million compared to fiscal 2011 and 2010, respectively. This decrease was primarily due to a reduction in the level of G&A costs and sales and marketing expenses associated with supporting the segment, and the weakening of the Canadian dollar relative to the U.S. dollar as most of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net

Other expenses, net are primarily R&D and foreign exchange revaluation gains and losses for fiscal 2012, 2011 and 2010. R&D expense was approximately $2.2 million in fiscal 2012 which was similar to fiscal 2011 and slightly higher than fiscal 2010.

Corporate and Other

Years ended October 31 *(thousands of U.S. dollars)*		2012		2011		2010
Costs and expenses						
Selling, general and administration[(a)]	$	9,908	$	7,806	$	48,238
Other (income) expenses, net[(b)]		(1,202)		4,552		17,871
Segment loss	$	(8,706)	$	(12,358)	$	(66,109)

(a) Excludes internal investigation costs of $9.8 million in fiscal 2012 which are not included in the calculation of segment loss.
(b) Excludes estimated litigation accruals of $24.1 million and the loss on Celerion note receivable of $2.4 million in fiscal 2012; impairment of long-lived assets of $1.5 million and loss on sale of investment of $1.1 million in fiscal 2010, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)

We incurred Corporate SG&A expenses of $9.9 million for fiscal 2012, which increased by $2.1 million compared to fiscal 2011 primarily due to a $2.3 million favorable insurance adjustment in fiscal 2011.

Corporate SG&A expenses decreased by $38.3 million compared to fiscal 2010 primarily due to lower compensation cost from workforce reductions, lower consulting and professional costs subsequent to the completion of our strategic repositioning, and lower costs associated with transition services, which were substantially completed in fiscal 2010.

Other (income) expenses, net

In fiscal 2012, Other (income) expenses, net improved $5.8 million compared to fiscal 2011. This is primarily a result of a $0.8 million foreign exchange gain in fiscal 2012 compared to a $4.0 million foreign exchange loss in fiscal 2011.

Other (income) expenses, net decreased by $19.1 million for fiscal 2012 compared to fiscal 2010 primarily due to the revaluation of the $450 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid completed on March 29, 2010. This was partially offset by TSA revenue recorded during fiscal 2010.

3) Quarterly Financial Analysis

Sequential financial analysis

In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2012	July 31 2012	April 30 2012	January 31 2012
Revenues from continuing operations					
TheraSphere	$ 48,451	$ 12,023	$ 13,024	$ 12,392	$ 11,012
Targeted Therapies	48,451	12,023	13,024	12,392	11,012
Cobalt	92,402	31,020	31,841	13,860	15,681
Sterilization-other	3,032	1,291	304	982	455
Sterilization Technologies	95,434	32,311	32,145	14,842	16,136
Reactor	77,410	24,793	14,496	17,179	20,942
Cyclotron	15,478	3,567	5,203	3,610	3,098
Contract Manufacturing	8,067	1,977	2,273	1,990	1,827
Medical Isotopes	100,955	30,337	21,972	22,779	25,867
	$ 244,840	$ 74,671	$ 67,141	$ 50,013	$ 53,015
Segment earnings (loss)					
Targeted Therapies	14,078	2,809	4,336	3,820	3,113
Sterilization Technologies	39,037	16,676	14,403	3,504	4,454
Medical Isotopes	29,439	11,251	4,572	5,905	7,711
Corporate and Other	(8,706)	(1,273)	(2,703)	(2,815)	(1,915)
	$ 73,848	$ 29,463	$ 20,608	$ 10,414	$ 13,363
(Loss) income from continuing operations	$ (28,869)	$ (43,505)	$ 12,302	$ 3,221	$ (887)
Net (loss) income	$ (28,869)	$ (43,505)	$ 12,302	$ 3,221	$ (887)
Basic and diluted (loss) earnings per share	$ (0.47)	$ (0.70)	$ 0.20	$ 0.05	$ (0.01)

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2011	July 31 2011	April 30 2011	January 31 2011
Revenues from continuing operations					
TheraSphere	$ 42,576	$ 10,884	$ 11,529	$ 11,190	$ 8,973
Targeted Therapies	42,576	10,884	11,529	11,190	8,973
Cobalt	96,982	28,125	30,879	19,628	18,350
Sterilization-other	11,680	4,342	1,241	5,697	400
Sterilization Technologies	108,662	32,467	32,120	25,325	18,750
Reactor	85,094	21,916	15,695	21,862	25,621
Cyclotron	18,439	3,250	5,691	5,712	3,786
Contract Manufacturing	19,256	5,483	1,772	4,169	7,832
Medical Isotopes	122,789	30,649	23,158	31,743	37,239
	$ 274,027	$ 74,000	$ 66,807	$ 68,258	$ 64,962
Segment earnings (loss)					
Targeted Therapies	12,652	2,196	4,142	3,057	3,257
Sterilization Technologies	46,140	14,480	15,311	9,685	6,664
Medical Isotopes	38,342	11,411	2,775	10,231	13,925
Corporate and Other	(12,358)	(327)	(3,040)	(7,797)	(1,194)
	$ 84,776	$ 27,760	$ 19,188	$ 15,176	$ 22,652
Income from continuing operations	$ 43,502	$ 6,499	$ 4,693	$ 6,813	$ 25,497
(Loss) income from discontinued operations, net of income taxes	(26,655)	402	(8,814)	(14,291)	(3,952)
Net income (loss)	$ 16,847	$ 6,901	$ (4,121)	$ (7,478)	$ 21,545
Basic and diluted earnings (loss) per share					
- from continuing operations	$ 0.67	$ 0.10	$ 0.07	$ 0.11	$ 0.38
- from discontinued operations	(0.41)	0.01	(0.13)	(0.22)	(0.06)
Basic and diluted earnings (loss) per share	$ 0.26	$ 0.11	$ (0.06)	$ (0.11)	$ 0.32

Revenues from continuing operations

Targeted Therapies

Targeted Therapies revenue of $12.0 million in Q4 2012 decreased by $1.0 million or 8% compared to Q3 2012. This decrease was primarily due to a decrease in TheraSphere sales volume.

Sterilization Technologies

Sterilization Technologies revenues of $32.3 million in Q4 2012 were relatively flat compared to Q3 2012. The volume of Co-60 shipped in the second half of fiscal 2012 was more than twice the volume shipped in the first half of fiscal 2012.

The quarterly profile of revenues for Sterilization Technologies vary significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Medical Isotopes

Medical Isotopes revenues of $30.3 million in Q4 2012 increased by $8.4 million or 38% compared to Q3 2012. The increase was primarily due to a full quarter of Mo-99 revenue in Q4 2012 following the planned maintenance shutdown and unplanned supply interruption of the NRU reactor in Q3 2012. In Q4 2012, we also recognized revenue based on the receipt of payment from a customer for shortfalls in Mo-99 order volumes below minimum contract commitments.

In Q4 2012, Cyclotron isotopes revenue decreased by $1.6 million or 31% compared to Q3 2012. This decrease is primarily attributable to a decrease in sales of Sr-82 bulk.

Contract Manufacturing revenue was relatively flat quarter over quarter.

Segment earnings (loss)

Targeted Therapies

Targeted Therapies segment earnings of $2.8 million in Q4 2012 decreased by $1.5 million or 35% compared to Q3 2012 primarily due to higher spending in TheraSphere sales and marketing and clinical trials, and lower TheraSphere sales volume.

Quarter-to-quarter Targeted Therapies segment earnings are impacted by the level of spending on TheraSphere clinical trials.

Sterilization Technologies

Sterilization Technologies segment earnings of $16.7 million in Q4 2012 increased by $2.3 million or 16% compared to Q3 2012. This is primarily due to relatively lower Co-60 costs and the difference in mix of customers in Q4 2012 compared to Q3 2012.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, one of our higher gross margin products, with Sterilization – Other, which includes shipments of production irradiators. The irradiators, while important to future growth in Co-60 sales, are a relatively lower margin product than Co-60 sources.

Medical Isotopes

Medical Isotopes segment earnings of $11.3 million in Q4 2012 increased by $6.7 million or 146% compared to Q3 2012. This is mainly due to the same reasons described above for quarter-to-quarter Reactor isotopes revenue increases.

Generally, our Reactor isotopes products have higher gross margins than the Cyclotron isotopes products.

Corporate and Other

Corporate and Other segment loss of $1.3 million in Q4 2012 improved by $1.4 million compared to Q3 2012 due mainly to lower SG&A costs and a favourable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. Most of our SG&A expenses are denominated in Canadian dollars.

Items that impact the comparability of the operating (loss) income from continuing operations include:

- Results for the quarter ended October 31, 2012 included a $3.6 million embedded derivative loss driven by changes in estimate for the notional supply amount and fluctuations in foreign exchange rate; a $2.5 million restructuring charge primarily due to our strategic realignment.
- Results for the quarter ended January 31, 2012 included a $6.3 million embedded derivative loss driven by changes in estimate for the notional supply amount and fluctuations in foreign exchange rate; a $2.4 million loss on Celerion note receivable.
- Results for the quarter ended October 31, 2011 included a $13 million embedded derivative loss driven by changes in estimate for the notional supply amount and fluctuations in foreign exchange rate; a $1.0 million restructuring charges.
- Results for the quarter ended January 31, 2011 reflect an $18.6 million embedded derivative gain driven by changes in estimate for the notional supply amount and fluctuations in foreign exchange rate.

Fourth quarter analysis

Fourth quarter fiscal 2012 compared to the fourth quarter fiscal 2011

(thousands of U.S. dollars)		Three months ended October 31 2012	% of revenues		2011	% of revenues
Revenues from continuing operations	$	**74,671**	**100%**	$	74,000	100%
Costs and expenses						
Direct cost of revenues		**30,564**	**41%**		32,043	43%
Selling, general and administration		**21,843**	**29%**		15,743	21%
Depreciation and amortization		**3,233**	**4%**		5,700	8%
Restructuring charges, net		**2,480**	**3%**		1,016	1%
Change in fair value of embedded derivatives		**3,603**	**5%**		12,970	18%
Other expenses, net		**26,132**	**35%**		920	1%
Operating (loss) income from continuing operations	$	**(13,184)**	**(18%)**	$	5,608	8%
Interest expense		**(917)**	**(1%)**		(889)	(1%)
Interest income		**2,225**	**3%**		2,480	3%
Income tax expense		**(31,629)**	**(42%)**		(700)	(1%)
Income from discontinued operations, net of income taxes		**-**	**-**		402	1%
Net (loss) income	$	**(43,505)**	**(58%)**	$	6,901	9%

Three months ended October 31

(thousands of U.S. dollars)	Targeted Therapies 2012	Targeted Therapies 2011	Sterilization Technologies 2012	Sterilization Technologies 2011	Medical Isotopes 2012	Medical Isotopes 2011
Revenues	$ **12,023**	$ 10,884	$ **32,311**	$ 32,467	$ **30,337**	$ 30,649
Direct cost of revenues	**3,050**	3,437	**12,384**	14,062	**15,130**	14,544
Selling, general and administration	**4,840**	3,970	**3,131**	4,039	**3,485**	4,316
Other expense (income), net	**1,324**	1,281	**120**	(114)	**471**	378
Segment earnings	$ **2,809**	$ 2,196	$ **16,676**	$ 14,480	$ **11,251**	$ 11,411

Revenues from continuing operations

Revenues from continuing operations of $74.7 million in the fourth quarter of fiscal were relatively flat compared with the same period of fiscal 2011.

Selling, general and administration (SG&A)

SG&A expenses of $21.8 million in Q4 2012 were $6.1 million higher compared with the same period of fiscal 2011, primarily due to higher costs associated with the internal investigation of $8.5 million, which was partially offset by lower AECL arbitration related legal costs of $1.7 million.

Other expenses, net

Other expenses, net of $26.1 million in Q4 2012 increased by $25.2 million compared with same period of fiscal 2011 primarily due to the recording of an approximately $24 million relating to litigation estimates as discussed in the "2012 business and corporate development" section of this MD&A.

Change in fair value of embedded derivatives

We recorded a loss of $3.6 million for the change in fair value of embedded derivatives in Q4 2012 compared with a loss of $13.0 million in the same period of fiscal 2011 primarily driven by changes in estimate for the notional supply amount and fluctuations in the U.S. to Canadian dollar exchange rate.

Segment earnings

Targeted Therapies

Segment earnings of $2.8 million in Q4 2012 increased by $0.6 million compared with the same period of fiscal 2011 due to an increase in sales volumes for TheraSphere reflecting a relatively fixed nature of TheraSphere costs over certain volumes. This increase was partially offset by increases in medical affairs and clinical trial spending.

Sterilization Technologies

Segment earnings of $16.7 million in Q4 2012 increased by $2.2 million compared with same period of fiscal 2011 due to higher Co-60 volumes as well as the impact of significantly lower production irradiator sales and installations in Q4 2012 as they provide a lower gross margin relative to Co-60.

Medical Isotopes

Segment earnings of $11.3 million in Q4 2012 were lower by $0.2 million compared to the same period of fiscal 2011 primarily due to an overall decrease in Mo-99 volume and pricing which was largely offset by the $4 million recognized revenue in Q4 2012 based on the receipt of payment from a customer for shortfalls in Mo-99 volume below minimum contract commitments.

Operating (loss) income from continuing operations

We had a loss from continuing operations of $13.2 million for the three months ended Q4 2012 compared to an income of $5.6 million for the same period in fiscal 2011. This change was primarily due to the recording of approximately $24 million relating to litigation estimates as discussed in the "2012 business and corporate development" section of this MD&A, as well as $8.5 million for our internal investigation costs, which were partially offset by a $9.4 million decrease in the change in fair value of the embedded derivatives loss, a $2.5 million decrease in depreciation and amortization, and a $1.7 million decrease in AECL arbitration and legal costs.

Cash flow

Our operations and other operating working capital changes contributed a positive net cash inflow of $32.2 million in Q4 2012.

The primary cash inflows in the fourth quarter of fiscal 2012, excluding those associated with our product revenues included:

- $2.2 million of payments from AECL related to a note receivable; and
- $2.0 million of net tax refunds.

With these cash inflows, and our cash on hand, we used cash in the following activities in Q4 2012:

- $5.7 million for internal investigation costs;
- $1.6 million for restructuring, retained leases, and litigation costs; and
- $1.6 million of capital asset additions.

Balance sheet insights

To assist understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives

Included in ***Other current assets and Accrued liabilities*** are embedded derivatives assets and liabilities of $nil and $0.8 million, respectively, as of October 31, 2012. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts of approximately $49 million at October 31, 2012, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion

Long-term investments include our 15% minority interest in Celerion, carried at $1.4 million and a note receivable from Celerion, carried at $14.2 million is included in ***Other long-term assets***. The face value of the note, including the transition services agreement and interest payments, as of October 31, 2012 is $16.8 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively. The portion of the note is unsecured and has a five year term bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)

Included in ***Long-term investments*** is our investment in LCC, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of October 31, 2012, resulting from cumulative dividends received and equity losses recorded in prior periods. We have no further exposure to losses with respect to LCC as our exposure is limited to the carrying amount of this investment.

Financial instrument pledged as security on long-term debt & Long-term debt

Included in ***Notes receivable and Other long-term assets*** is a financial instrument with a carrying value of $43.0 million as of October 31, 2012. This financial instrument is classified as held to maturity and is not readily tradable. Included in ***Long-term debt*** is a non-interest-bearing Canadian government loan with a carrying value of $43.0 million as of October 31, 2012. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net $nil debt.

Deferred tax assets

We have recorded ***current and non-current deferred tax assets*** of $57.0 million as of October 31, 2012. These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada.

Assets and liabilities related to captive insurance

As of October 31, 2012, our captive insurance liabilities include outstanding loss reserves of $2.1 million which is included in ***Accrued liabilities***. The incurred but not reported loss reserves of $2.5 million is included in ***Other long-term liabilities*** as at October 31, 2012. Partially offsetting these liabilities is restricted cash of $3.9 million included in ***Other long-term assets***.

Liabilities retained from divested and discontinued operations

Included in ***Accrued liabilities*** is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life). We subsequently filed a Statement of Claim against Life and have requested the $9.5 million settlement payment be suspended pending the outcome of this new claim.

Accrued liabilities also includes a provision of $8.3 million to address certain uninsured U.S. Food and Drug Administration (FDA) claims related to the Company's discontinued bioanalytical operations in its former Montreal, Canada, facilities.

4) Consolidated Liquidity and Capital Resources

Cash flows

We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

Years ended October 31 *(thousands of U.S. dollars)*		**2012**		2011		2010
Cash provided by (used in) continuing operating activities	$	**63,396**	$	37,109	$	(59,926)
Cash (used in) provided by continuing investing activities		**(5,443)**		21,528		(12,846)
Cash used in continuing financing activities		**(22,675)**		(71,642)		(671,129)
Cash (used in) provided by discontinued operations		**-**		(38,197)		559,370
Effect of foreign exchange rate changes on cash and cash equivalents		**15**		2,467		9,130
Net increase (decrease) in cash and cash equivalents during the period	$	**35,293**	$	(48,735)	$	(175,401)

Summary of cash flow activities for the year ended October 31, 2012

The primary cash inflows in fiscal 2012, excluding those associated with our product revenues included:

- $12.2 million of payments from AECL related to a notes receivable; and,
- $6.5 million of non-recurring payment from Celerion related to a note receivable.

With these cash inflows and our cash on hand, we used cash in the following activities:

- $18.1 million for restructuring, retained leases, and litigation costs;
- $18.6 million in dividend payments;
- $7.4 million capital expenditures;
- $4.0 million to buyback our Common shares through an NCIB; and,
- $5.7 million for internal investigation costs.

The remaining net cash inflow of $70.4 million is primarily related to profitability from our operations and other changes in working capital.

Continuing operating activities

Cash provided by our operating activities for fiscal 2012 was $63.4 million compared to $37.1 million cash provided in fiscal 2011 and $59.9 million cash used in fiscal 2010. We recorded a net loss of $28.9 million for the year 2012, which includes a non-cash loss in the fair value of embedded derivative assets of $12.0 million and a loss on Celerion note receivable of $2.4 million. In 2012, our accounts receivable increased by $7.9 million, our accounts payable and accrued liabilities increased $26.3 million, and our inventories increased by $3.4 million primarily driven by the timing of our sale and receipt of Co-60. In addition notes receivable decreased by $12.2 million reflecting payments from AECL.

The cash outflow in 2011 was a result of our decrease in accounts receivable of $1.2 million, our accounts payable and accrued liabilities decreased $26.2 million due mainly to the payment of cost associated with the strategic repositioning, and our inventories increased by $4.0 million primarily driven by the timing of our sale and receipt of Co-60 as well as shipments of production irradiators. In addition, deferred revenue decreased by $11.3 million related to Contract Manufacturing and production irradiator projects completed in fiscal 2011.

The cash outflow in 2010 was impacted by a number of significant transactions related to our organizational realignment. Cash outflow of $59.9 million primarily included $103.6 million related to restructuring and deal costs, including severance, change of control payments and banker and advisory fees, $12.5 million in income and sale tax payments resulting from prior year audits and $6.5 million in pension plan contributions. These outflows were partially offset by $12.8 million of payments from AECL related to a note receivable, $14.0 million in income associated with transition service provided to the buyers of the businesses we sold, and $3.0 million in dividends from Lumira.

Continuing investing activities

There was a decrease in cash of $5.4 million used in investing activities for fiscal 2012 compared with cash provided of $21.5 million in fiscal 2011 and cash used of $12.8 million in fiscal 2010. During 2012, we had capital asset additions of $7.4 million, partially offset by a decrease in restricted cash of $1.9 million.

During fiscal 2011, we had a significant decrease in restricted cash of $26.6 million including previously held as collateral to secure letters of credit which are now secured by our credit facility, and $1.7 million cash sale proceeds for our available for sale investment. The increase in cash was partially offset by capital asset additions of $6.7 million.

During fiscal 2010, we purchased capital assets of $7.3 million and our restricted cash increased by $16.1 million mainly as a result of the cancellation of the previous credit facility we had in place, which were partially offset by $10.6 million of cash received from the sale of our long-term investments.

Continuing financing activities
We used cash of $22.7 million for financing activities for fiscal 2012 compared with $71.6 million and $671.1 million cash used in fiscal 2011 and 2010, respectively. During fiscal 2012, we paid $18.6 million of cash dividends and repurchased and cancelled $4.0 million of Common shares under the 2012 NCIB.

During fiscal 2011, we repurchased and cancelled our Common shares for $52.4 million and paid $19.2 million of cash dividends. In fiscal 2010, we completed a substantial issuer bid for a total cost of $450.0 million and repaid a $221.5 million of the outstanding principal for our senior unsecured notes and certain capital lease obligations.

Liquidity

(thousands of U.S. dollars)		**October 31 2012**		October 31 2011	Change
Cash and cash equivalents	$	**109,360**	$	74,067	35,293
Current ratio[(a)]		**2.0**		2.7	(26%)

(a) Excludes current assets and current liabilities related to discontinued operations as at October 31, 2011.

Our cash and cash equivalents of $109.4 million as of October 31, 2012 was $35.3 million higher than the $74.1 million we had as of October 31, 2011. As we discussed in the "Cash flows" section above, the increase was primarily due to $70.4 million net cash inflow from our operations and other changes in working capital, $6.5 million cash received on Celerion note receivable, and $12.2 million cash received on the AECL note receivable. The increase in cash and cash equivalents was partially offset by $18.6 million of cash dividends paid, an $18.1 million for restructuring, retained leases, and litigation costs, and other cash outflow items discussed in the "Cash flows" section above.

Our current ratio of 2.0 as of October 31, 2012 decreased from 2.7 as of October 31, 2011. The increase in the current liabilities was primarily due to increases in provisions for internal investigation costs as well as litigation related costs which were partially offset by the increase in current assets primarily due to the increases in cash and cash equivalents.

As of October 31, 2012, our restricted cash of $3.9 million related to funds for insurance liabilities.

Amended and Restated Credit facility
On January 25, 2013, we entered into a $80.0 million Amended and Restated senior revolving one year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions (the Lenders). Our Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credits. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral.

We entered into the Amended and Restated credit facilities agreement as a result of accruals associated with ongoing litigation matters and the treatment of certain non-cash items and their impact on certain terms of our previous credit facility. These accruals and non-cash items may have resulted in the Company not being in compliance with one of its financial covenants as at October 31, 2012, however this covenant was amended in the Amended and Restated credit facilities agreement.

Under this credit facility, we are able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker's acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of October 31, 2012, we have not used the credit facility for borrowing; however, we had $30.6 million of letters of credit issued under this credit facility.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our main defined benefit pension plan as of January 1, 2013, and based on the continued decline in real interest rates in Canada, we expect our funding in 2013 to increase by $1 million to $2 million. Based on the actuarial valuation completed in Q3 2012 related to January 1, 2012, our annual funding requirements were approximately $14 million, including approximately $3 million of current service cost contributions in calendar year 2012, in order to

reduce the projected regulatory solvency deficit and meet our normal funding requirements. We have funded the solvency deficit via letters of credit for $13.1 million, including $2.9 million funded in Q4 2012. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements which are amortized over a five-year funding period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. As a result of either changes to annual valuations or the three-year averaging used in the deficit calculation under applicable regulations, funding requirements may extend beyond the five year funding period.

In addition, we retained a defined benefit pension plan associated with MDS Pharma Services Early Stage. In Q4 2012, we received approval from the Internal Revenue Service in the U.S. for a proposed settlement of this pension plan. We expect the final settlement to occur during fiscal 2013. The current estimated under-funded status based on the actuarial valuation completed as of Q4 2012 was $5.7 million.

Future liquidity risk and requirements

Liquidity risk is the risk that an entity will encounter difficulty in satisfying its financial obligations as they become due. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. However, the timing and amounts of expenditures and inflows of cash are uncertain and obligations may arise that we are unable to forecast including, among other things, potential fines and penalties from regulators or enforcement authorities associated with our internal investigation.

We believe that cash on hand, cash flows generated from operations, and borrowing from our line of credit, if needed, will be sufficient to meet the anticipated requirements for current operations, capital expenditures, R&D expenditures including trials for TheraSphere, pension funding, internal investigation costs, litigation costs including the MAPLE lawsuit, contingent liabilities including payment of AECL legal costs, FDA settlements, the Life arbitration settlement, and restructuring costs.

Under our credit facility we have $30.6 million of letters of credit and certain foreign exchange forward contracts written against the facility. In 2013 we expect a significant increase in our letters of credit as a result of an expected $16 million increase in our site decommissioning letter of credit and the funding of pension liabilities. If we were to lose access to our credit facility and/or have increased cash requirements for operations or other liabilities, the company may be required to obtain additional capital.

Contractual obligations

Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA's review of our discontinued bioanalytical operations in Montreal, Canada and certain other contingent liabilities. We have also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for U.S. employees, and a lease obligation for an office location in Bothell, Washington. We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $0.7 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

(thousands of U.S. dollars)	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$ 4,190	$ 4,156	$ 34,985	$ -	$ -	$ -
Interest on long-term debt	2,976	2,903	1,180	-	-	-
Operating leases	1,844	1,101	990	989	1,137	909
Purchase obligations	52,091	44,139	32,898	49,974	26,844	82,803
	$ 61,101	$ 52,299	$ 70,053	$ 50,963	$ 27,981	$ 83,712

Long-term debt consists of a $43.0 million, non-interest bearing, government loan; and other commitments totaling $0.3 million which represent capital lease obligations. We have a financial instrument fully pledged as security for the repayment of this long-term debt.

The amounts for operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support global operations.

We have long-term supply arrangements totaling approximately $240 million primarily related to the supply of Co-60 from certain domestic and international suppliers of isotopes. These agreements including certain take-or-pay contracts provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. Amount of purchase obligations are based on management's best estimate in respect of these agreements. The terms of these long-term supply or service arrangements range from 1 to 12 years.

We have entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

Indemnities and guarantees

In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past.

Arbitration with Life Technologies Corporations

As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011.

Subsequent to the arbitrator's ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense and we expect that Life will vigorously defend this action. A schedule for the hearing of motions has yet to be set, however initial hearings may occur during our fiscal 2013. Both parties filed motions in May 2012 related to the claim. We have not paid the $9.5 million to date.

Capitalization

Our long-term debt of $43.3 million as of October 31, 2012, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in Other long-term assets in our consolidated statements of financial position.

Our shareholders' equity as of October 31, 2012, was $194.8 million compared with $284.8 million as of October 31, 2011, primarily due to a net loss of $28.9 million and the recognition of a pension liability adjustment of $37.7 million for fiscal 2012. During fiscal 2012, we also declared and paid quarterly dividends for a total $18.6 million. The decrease also reflects a total cost of $4.0 million for our NCIB for fiscal 2012 including a charge of $2.1 million to our accumulated deficit due to share buyback costs in excess of the $1.9 million carrying value of the Common shares.

Under our NCIB initiated in fiscal 2011, we repurchased and cancelled 5,258,632 of our Common shares for an aggregate purchase price of $55.9 million. On January 31, 2012, we announced a 2012 NCIB, which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 3,105,901 Common shares. As of October 31, 2012, we have repurchased and cancelled 71,120 of our Common shares under the 2012 NCIB. As discussed in "2012 business and corporate development" section of this MD&A, we suspended our dividend and cancelled our NCIB during Q4 2012.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments

As of October 31, 2012, we held approximately $33 million notional amount of foreign exchange forward contracts designated as cash flow hedges. During fiscal 2012, we recorded $0.6 million realized gain and $0.6 million unrealized gain for our foreign exchange forward contracts designated as cash flow hedges. As of October 31, 2012, we held no derivatives designated as fair value or net investment hedges.

As of October 31, 2012, we identified a nominal amount for embedded derivative assets with a fair value of $nil (October 31, 2011 - $11.6 million) and embedded derivative liabilities with a fair value of $0.8 million (October 31, 2011 - $0.4 million), which have a total notional amount of approximately $49 million (October 31, 2011 – approximately $300 million). During fiscal 2012, we recorded a $12.0 million loss for the change in the fair value of the embedded derivatives, compared to a $2.6 million and $13.1 million gain in fiscal 2011 and 2010, respectively.

Litigation

For full descriptions of our material litigation, see "Section 9, Legal Proceedings" in our 2012 AIF.

MAPLE

AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. On September 10, 2012, we announced that we had received the decision in its confidential arbitration with AECL and was unsuccessful it our claim for specific performance or monetary damages relating to AECL's cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that our claim against AECL in the arbitration was precluded under the terms of the 2006 Agreement. Thus, we were not entitled to a remedy under the 2006 Agreement for the unilateral termination by AECL of the construction of the MAPLE facilities. In the decision, the arbitrators also dismissed AECL's counterclaim against us for damages for breach of contract in the amount of $250 million (C$250 million) and other relief. The appeal period has expired and neither party appealed the decision. The arbitrators have yet to decide on the issue of costs, and requested that we and AECL make submissions. As the decision of the tribunal favors AECL, we may be responsible for a portion of AECL's costs, which could be material.

In addition to the arbitration, in 2008 we also filed a court claim against AECL and the Government of Canada. Our claim filed against AECL sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract under the Isotope Production Facilities Agreement (IPFA) entered into with AECL in 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, we sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that we may set off the damages owing to us by the Government of Canada as a result of the Government's conduct set out herein against any amounts owing by us to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a loan agreement between us and the Government of Canada $100 million (C$100 million); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. The arbitration decision leaves us open to pursue our ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 IPFA. In the analysis of the decision, although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the 2006 Agreement. Nordion is pursuing its rights under the IPFA.

The parties have agreed on a preliminary schedule for proceeding in the IPFA claim and Nordion filed an amended statement of claim on January 18, 2013. Having regard to the majority opinion in the arbitration, the amended statement of claim under the IPFA no longer includes the Government of Canada and the damages claimed are substantially lower. Nordion and the Government of Canada have agreed to the discontinuance of the action against the Government of Canada without costs. The schedule provides for AECL to file motions if it sees fit and to file a defence. Documentary productions and discoveries are currently anticipated to begin during 2013. Based on the current schedule, the matter would not be expected to be set down for trial before mid-2014. The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. The damages claimed are for the recovery of Nordion's costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the ILTSA.

Under the 2006 Agreement, commercially reasonable efforts are required to maintain isotope production from the NRU reactor until such time as we have established a satisfactory, long-term alternative supply. We have accordingly notified AECL that we intend to continue to require isotope supply from AECL while we continue to explore alternatives to mitigate the lack of supply from AECL, for both back-up and the long-term supply of reactor-based medical isotopes.

Bioequivalence studies

During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision. We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed an Answer and intend to vigorously defend this action. Discoveries are ongoing, and no trial date has been set. To date, attempts to mediate the claim have been unsuccessful.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision. We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed a Statement of Defence and intend to vigorously defend this action.

BioAxone BioSciences

During Q3 2012, we were served with a Complaint filed in Florida relating to our former Pharma Services business (the Complaint). The Complaint, by BioAxone BioSciences Inc., named Nordion (US) Inc. as well as another co-defendant, and alleges that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug. The Plaintiff claims that it has incurred costs to take corrective actions to the cell bank and to the development of its drug as a result of associated delays in development, progress through clinical trials and the FDA approvals process, in an amount greater than $90 million. We have not made a specific provision related to this Complaint. We are currently assessing the merits of the Complaint and intend to vigorously defend this claim. In September 2012, we filed a motion to dismiss the claim in Ft. Lauderdale, Florida, and a decision is pending.

5) Accounting and Control Matters

Recent accounting pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-11, *"Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities"* which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. Generally Accepted Accounting Practices (GAAP) and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2011-11 on November 1, 2013. ASU 2011-11 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, *"Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05"* which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. ASU 2011-12 is effective for annual reporting periods beginning on or after December 15, 2011 and interim periods within those annual periods and we plan to adopt ASU 2011-12 on November 1, 2012. ASU 2011-12 is not expected to have a significant impact on our consolidated financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Critical accounting policies and estimates

Our discussion and analysis of the financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP applied on a consistent basis. Beginning with its fiscal 2007 year-end, we adopted the U.S. dollar as the Company's reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company's assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period in which they are determined.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the carrying amounts shown in the consolidated statements of financial position.

Restricted cash

Restricted cash, which is included in other long-term assets, includes cash held for specific purposes which is not readily available to be used in the Company's operations related to insurance liabilities.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost or market value, determined on a first-in, first-out (FIFO) basis. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 — 40 years
Equipment	3 — 20 years
Furniture and fixtures	3 — 10 years
Computer systems	3 — 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Asset retirement obligations

The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Goodwill

Goodwill is not amortized but is tested for impairment, at least annually. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company first assesses qualitative factors to determine whether it is necessary to perform the two step quantitative goodwill impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company utilizes the two-step quantitative approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are carried at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases are depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset. All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon fair value as determined by vendor-specific objective evidence of selling price or third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of a selling price is available for any undelivered element, revenue for all elements is calculated based on an estimated selling price method. When a portion of the customer's payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed. Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation
The fair value of stock options is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation, and other factors.

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit (income) cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company's fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit (income) cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development

The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Clinical trial expenses

Other current assets and Other long-term assets include any clinical trial prepayments made to the clinical research organization (CRO). Research and development expenses include clinical trial expenses associated with CRO. The invoicing from CRO for services rendered can lag several months. We accrue the cost of services rendered in connection with CRO activities based on our estimate of site management, monitoring costs, and project management costs and record them in accrued liabilities. We maintain regular communication with our CRO to gauge the reasonableness of our estimates. Differences between actual clinical trial expenses and estimated clinical trial expenses recorded have not been material and are adjusted for in the period in which they become known.

Income taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent, a full benefit is not expected to be realized on the uncertain tax position; an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions that the Company has operated in globally. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the income tax liabilities. If the Company's estimate of income tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the income tax liabilities may result in income tax benefits being recognized in the period when it is determined that the estimated income tax liability is no longer required. All of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Foreign currency translation

Although the Company reports its financial results in U.S. dollars, the functional currency of the Company's Canadian operations is Canadian dollars. The functional currencies of the Company's foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company's net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other expenses, net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs. Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI). Upon reduction of the Company's investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income (AOCI) is recognized in income.

Derivative financial instruments

In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company's risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges

The Company's hedging activities include a hedging program to hedge the economic exposure from anticipated U.S. dollar denominated sales. The Company hedges a portion of these forecasted foreign denominated sales with forward exchange contracts. These transactions are designated as cash flow hedges and are accounted for under the hedge accounting. The Company hedges anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 12 months into the future. The effective portion of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings. Any ineffective portion of related gains or losses is recorded in the consolidated statements of operations immediately.

Other derivatives

Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Comprehensive income

The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders' equity and comprehensive income (loss), net of income taxes.

Uncertainties and estimates

In addition to "Critical accounting policies and estimates" described above, this section further discusses inherent uncertainties in our net income resulting from foreign exchange rate fluctuations as well as certain balance sheet items that involved critical estimates and judgments.

Fluctuation in net income from changes in foreign exchange rates

As a Canadian company that operates globally and holds a large percentage of its cash and has a large number of transactions in U.S. dollars, our net income may have significant fluctuations as result of foreign exchange movements primarily between the Canadian and U.S. dollar. The majority of our operations are located in Canada, however, the vast majority of our sales (96% in 2012) are to customers outside of Canada. We also have a number of supply agreements with companies outside of Canada. These supply agreements include the supply of Co-60 to 2024 from Isotope in Russia, which is denominated in U.S. dollars. In addition to being a common currency for international transactions, the majority of our sales are in U.S. dollars. Therefore, we believe that contracting in U.S. dollars for certain international contracts, including the agreement with Isotope, is preferred with respect to the economic impact on the cash flow of the Company as it better matches the currency of the cash outflows of the Company to our cash inflows (revenues) in U.S. dollars.

Despite using a U.S. dollar reporting currency, these U.S. dollar contracts may create significant fluctuations in our net income. Under U.S. accounting guidelines, an embedded derivative may be created when companies enter into transactions that are not denominated in the currencies of the parties to the transaction. For accounting purposes, the functional currency of our Canadian operations is the Canadian dollar and all our future purchase and sale commitments with non-U.S. based enterprises that are denominated in U.S. dollars usually result in an embedded derivative being present. These embedded derivatives are revalued at the end of each reporting period based on the change in foreign exchange rates, in our case, primarily the Canadian to U.S. dollar exchange rate. The most significant embedded derivatives in our business relate to the long-term supply agreement with our Russian supplier Isotope. The remaining purchase commitments associated with this agreement, over 12 years for Co-60 purchases, are revalued at the end of each quarterly period. Although the calculation is complex and involves a number of variables including current and forward Canadian to U.S. dollar exchange rates and discount rates, an indicative impact of a one cent movement in the Canadian to U.S. dollar exchange rate may result in a gain or loss of approximately $0.5 million for accounting purposes. As a result, embedded derivative gains and losses are expected to be significant in our operating and net income in the future.

In addition, at the end of each quarter, we revalue all monetary assets and liabilities that are expected to be realized in cash that are in a currency other than the functional currency of the entity within Nordion in which they are recorded. This revaluation creates a foreign exchange gain or loss that is reflected in Other expenses, net, which is included in operating income and net income. We generally hold the majority of our cash in our Canadian functional currency entity in U.S. dollars, which is revalued at the end of each quarter.

The gain or loss from embedded derivatives and/or the revaluation of monetary assets and liabilities reflects the movement of foreign exchange rates within the period and, therefore, a gain or loss in one quarter will not imply that there will be a similar gain or loss in a subsequent quarter unless there is a similar movement of foreign exchange rates within the quarter.

Currently our Canadian dollar costs are significantly higher than our Canadian dollar revenue and therefore our operating income and net income are negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar, and vice versa. While we may be able to increase our revenue in Canadian dollars, or hedge all or a portion of the Canadian to U.S. dollar difference between our costs and revenues for a period of time, changes in foreign exchange rates may still have an impact on our operating income and net income.

Critical estimates in deferred tax assets and certain long-term assets

As of October 31, 2012, we reported $57.0 million of deferred tax assets, all of which relate to our Canadian operations and could be used to reduce future cash taxes in Canada. We made critical estimates and judgments, primarily related to our forecast of future income, that the Company will significantly benefit from existing tax losses, R&D tax credits, and other carryovers that can be applied to reduce cash taxes.

We are subject to taxation in our principal jurisdiction of Canada and in numerous other countries around the world. With few exceptions, we are no longer subject to examination by Canadian tax authorities for taxes filed for years prior to 2005. However, despite the fact that many of the activities related to our prior strategic repositioning during 2009 to 2011 are complete, most Canadian tax returns for 2005 and later still remain open to examination and potential adjustment by various tax authorities. As discussed in the Internal Control over Financial Reporting section of this MD&A, we have identified a material weakness in the accounting for income taxes principally related to historical transactions.

As of October 31, 2012, we also reported at fair value $1.4 million and $14.2 million of investment and long-term note receivable in Celerion Inc. (Celerion), respectively, received as part of the sale proceeds of Early Stage. We made critical estimates and judgments in determining the fair value of these assets, the going concern assumption for Celerion, and associated credit risk.

While we believe these estimates and key judgments are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions, and other unforeseen events may cause future results to differ from our current estimates.

Management's annual report on disclosure controls and procedures and internal control over financial reporting

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. In addition, changes in business conditions or changes in the nature of the Company's operations may render existing controls inadequate or affect the degree of compliance with policies and procedures. Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of October 31, 2012.

Internal control over financial reporting

Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the evaluation performed as at October 31, 2012 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2012. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2012, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions. Specifically, management has not yet completed a process of reviewing and evaluating the accounting and reporting of its income tax accounts based on the complex transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality. While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting

As at the end of fiscal 2010, Management had concluded that the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company's tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

During fiscal 2012, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years. We have identified those issues on which we need to focus our remediation efforts and are progressing on the resolution of these issues in accordance with our plan. We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

Management implemented a number of measures during fiscal 2011 and 2012 designed to remediate these identified control deficiencies including:

- augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm;
- the hiring of additional tax specialists into our tax group;
- the development and implementation of a plan to review the historical tax positions and exposures for all legal entities in a complete and effective manner and in light of a lower reporting materiality;
- working with various taxation authorities to expedite their audits of our open tax years;
- the consideration of enhancements to the level of automation in our tax accounting and working paper preparation; and,
- further strengthening of the design of internal controls over complex and non-routine transactions.

The measures noted above have allowed us to make substantial progress on this matter but as at October 31, 2012, we do not yet consider the material weakness to have been remediated.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings and our internal investigation; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "will", "could", "should", "would", "outlook", "believe", "plan", "anticipate", "estimate", "project", "expect", "intend", "indicate", "forecast", "objective", "optimistic", "assume", "endeavour", and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the "Risk Factors" described in section 5 of the AIF; and our success in anticipating and managing these risks: availability of supply of reactor-based isotopes; business interruptions; the Company's primary Targeted Therapies product, TheraSphere, is sold under a Humanitarian Device Exemption in the U.S.; anti-corruption and fraud and abuse risk; effectiveness of internal controls; risks arising from doing business in various countries around the world; dependence on one customer for the majority of the Medical Isotopes segment revenue and earnings; risks related to the Company's credit facility agreement; shareholder activism; sources of supply; reimbursement risk; an unfavourable outcome of one of the Company's clinical trials for TheraSphere®; external forces may result in significant declines in pricing and/or sales volumes; the Company's primary operating locations handle and store hazardous and radioactive materials; the Company faces significant competition and may not be able to compete effectively; long-term supply commitments of Co-60; risks related to insurance coverage; the Company's business, financial condition, and results of operations are subject to significant fluctuation; current and future litigation and regulatory proceedings; risks relating to the Company's defined benefit pension plans; the Company is subject to complex and costly regulation; Restrictions on foreign ownership; outcome of the Company's arbitration with AECL and its lawsuit against AECL; Risks related to any strategic transaction; compliance with laws and regulations affecting public companies; the Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology; foreign currency exchange rates may adversely affect results; changes in trends in the pharmaceutical and biotechnology industries; regulations may reduce demand for the Company's products and services, and increase expenses; current economic instability; volatility of share price and dividend policy; dependence on information technology (IT) systems and communication systems; uncertain disposal and decommissioning costs; access to cash for ongoing operations or for strategic transactions; intellectual property protection; tax reassessment risk; dependence upon the services of key personnel; labour relations.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and

This Form of Proxy is solicited by and on behalf of management of Nordion Inc.

Appointment of Proxyholder

The undersigned shareholder of Nordion Inc. hereby appoints: Peter Dans, Chief Financial Officer, or, failing him, Christopher Ashwood, Senior Vice-President, Corporate Services

OR Print the name of the person you are appointing if this person is someone other than the individuals listed >> ______________________

as proxy of the undersigned, to attend, act and vote in respect of all Common Shares registered in the name of the undersigned at the Annual Meeting of Shareholders of Nordion Inc. to be held at 11:00 a.m. (EST) on March 6, 2013, at Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, Canada, (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Without limiting the general powers and authority hereby conferred on the Form of Proxy, the shares represented by this Proxy are specifically directed to be voted or withheld from being voted as follows:

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this Form of Proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided above the name of the person or company to be appointed. A Proxy may be revoked in the manner set out in the Management Information Circular dated January 24, 2013 (the "Circular").

The directors and management recommend shareholders vote FOR items 1 and 2, below.

1. Election of Directors

	FOR	WITHHOLD
1. W. D. Anderson >>		
2. J. Brown >>		
3. W. G. Dempsey >>		
4. M. A. Mogford >>		
5. S. Murphy >>		
6. K. Newport >>		
7. A. Olukotun >>		
8. S. M. West >>		
9. J. Woodruff >>		

2. Appointment of Auditors

	FOR	WITHHOLD
Appointment of Ernst & Young LLP as Auditors, and authorizing the directors to fix their remuneration >>		

This Form of Proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this form of proxy and any other matter which may properly come before the Meeting.

Authorized Signature(s) – sign here – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR the matters identified above.**

Signature(s) ______________________ Date ______________________

Shareholder Documents

- All registered and non-registered shareholders: To receive the Company's Interim Reports by mail in 2013, please complete and return the enclosed "Request for Interim Financial Statements" form to CIBC Mellon Trust Company.
- Only registered shareholders: To receive shareholder documents electronically, including Interim reports, please complete and return the enclosed "Consent to Electronic Delivery of Materials" form to CIBC Mellon Trust Company. If you consent to electronic delivery, you need not also complete and return the Request for Interim Financial Statements form.

nordion
SCIENCE ADVANCING HEALTH

Form of Proxy – Annual Meeting to Be Held on March 6, 2013

CONTROL NUMBER

Notes to Proxy

1. This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
2. If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
3. Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder; in which case, you may receive more than one Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder. Beneficial shareholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.
4. If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK



TO VOTE BY MAIL

- Complete, sign and return this form in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1.
- Proxy instructions must be received by 11:00 a.m. (EST), March 5, 2013.
- If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.



TO VOTE BY INTERNET

- Go to www.proxypush.ca/ndn and follow the instructions on the website.
- Proxy instructions must be received by 11:00 a.m. (EST), March 5, 2013.



TO VOTE BY TELEPHONE OR FAX
(Only Available Within Canada and U.S.)

- Using a touch-tone phone:
  - Call toll free **1-866-249-5127** (English and French) and follow the voice instructions; or
  - Fax toll free **1-866-781-3111**
- Proxy instructions must be received by 11:00 a.m. (EST), March 5, 2013.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER** listed on the top left corner.
If you vote by telephone or the Internet, DO NOT mail back this form of proxy.
Proxies submitted must be received by 11:00 a.m. (EST) on **March 5, 2013**. In the event that the meeting is adjourned or postponed, no later than 11:00 a.m. (EST) at least one business day preceding the date to which the meeting is adjourned or postponed.

other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our 2012 AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Report of Independent Registered Accounting Firm on Internal Control

To the Shareholders and Board of Directors of Nordion Inc.

We have audited Nordion Inc.'s internal control over financial reporting as of October 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nordion Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Nordion Inc. did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions and tax positions. Specifically, management did not complete a process of evaluating the accounting and reporting of its income tax accounts based on the complex transactions principally arising from prior years.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nordion Inc. as of October 31, 2012 and 2011 and the related consolidated statements of operations, shareholders' equity, comprehensive loss (income) and cash flows for each of the three years in the period ended October 31, 2012. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2012 financial statements and this report does not affect our report dated January 25, 2013, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Nordion Inc. has not maintained effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

/s/ Ernst & Young
Chartered Accountants
Licensed Public Accountants

Ottawa, Canada
January 25, 2013

Independent auditors' report of registered public accounting firm

To the Shareholders of Nordion Inc.

We have audited the accompanying consolidated financial statements of Nordion Inc., which comprise the consolidated statements of financial position as at October 31, 2012 and 2011, and the consolidated statements of operations, shareholders' equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended October 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Nordion Inc. as at October 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2012 in accordance with United States generally accepted accounting principles.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nordion Inc.'s internal control over financial reporting as of October 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 25, 2013 expressed an opinion that Nordion Inc. has not maintained effective internal control over financial reporting as of October 31, 2012.

/s/ Ernst & Young
Chartered Accountants
Licensed Public Accountants

Ottawa, Canada
January 25, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31

(thousands of U.S. dollars, except share amounts)		2012		2011
ASSETS				
Current assets				
Cash and cash equivalents	$	109,360	$	74,067
Accounts receivable *(Note 3)*		46,488		38,999
Notes receivable *(Notes 8(b) and 8(c))*		4,004		16,061
Inventories *(Note 4)*		33,977		30,595
Income taxes recoverable *(Note 19)*		23,951		22,857
Current portion of deferred tax assets *(Note 19)*		4,141		7,661
Other current assets *(Note 6)*		2,042		13,842
Assets of discontinued operations		-		936
Total current assets		223,963		205,018
Property, plant and equipment, net *(Note 5)*		88,217		97,690
Deferred tax assets *(Note 19)*		52,855		73,237
Long-term investments *(Note 7)*		1,450		1,473
Other long-term assets *(Note 8)*		62,096		81,245
Total assets	$	428,581	$	458,663
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	18,783	$	13,661
Accrued liabilities *(Note 10)*		80,322		52,914
Income taxes payable *(Note 19)*		9,494		4,238
Current portion of long-term debt *(Note 11)*		4,190		4,156
Current portion of deferred revenue *(Note 12)*		1,500		1,820
Liabilities of discontinued operations		-		4,079
Total current liabilities		114,289		80,868
Long-term debt *(Note 11)*		39,141		40,174
Deferred revenue *(Note 12)*		1,958		3,855
Long-term income taxes payable *(Note 19)*		3,960		9,369
Other long-term liabilities *(Note 13)*		74,468		39,619
Total liabilities		233,816		173,885
Shareholders' equity				
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,101 and 62,378,521, respectively; *(Note 15)*		252,168		254,076
Additional paid-in capital		84,726		83,159
Accumulated deficit		(265,474)		(216,789)
Accumulated other comprehensive income		123,345		164,332
Total shareholders' equity		194,765		284,778
Total liabilities and shareholders' equity	$	428,581	$	458,663

Commitments and contingencies (Note 24)

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board:

"William D. Anderson"
William D. Anderson,
Chairman, Board of Directors

"Janet Woodruff"
Janet Woodruff,
Chair, Finance and Audit Committee

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31

(thousands of U.S. dollars, except per share amounts)		**2012**		2011		2010
Revenues	$	**244,840**	$	274,027	$	221,968
Costs and expenses						
Direct cost of revenues		**110,992**		126,076		104,677
Selling, general and administration		**69,831**		65,107		100,286
Depreciation and amortization		**17,080**		22,375		28,514
Restructuring charges, net *(Note 17)*		**1,781**		1,592		62,531
Change in fair value of embedded derivatives *(Note 16)*		**12,020**		(2,649)		(13,050)
Other expenses, net *(Note 18)*		**32,041**		8,549		25,057
Total costs and expenses		**243,745**		221,050		308,015
Operating income (loss) from continuing operations		**1,095**		52,977		(86,047)
Interest expense		**(4,406)**		(2,499)		(5,522)
Interest and dividend income		**6,835**		10,274		8,590
Equity loss *(Note 7)*		**-**		(128)		(650)
Income (loss) from continuing operations before income taxes		**3,524**		60,624		(83,629)
Income tax expense (recovery) *(Note 19)*						
-current		**(5,744)**		13,456		(8,306)
-deferred		**38,137**		3,666		8,493
		32,393		17,122		187
(Loss) income from continuing operations		**(28,869)**		43,502		(83,816)
Loss from discontinued operations, net of income taxes		**-**		(26,655)		(148,194)
Net (loss) income	$	**(28,869)**	$	16,847	$	(232,010)
Basic and diluted (loss) earnings per share *(Note 14)*						
- from continuing operations	$	**(0.47)**	$	0.67	$	(0.94)
- from discontinued operations		**-**		(0.41)		(1.66)
Basic and diluted (loss) earnings per share	$	**(0.47)**	$	0.26	$	(2.60)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of U.S. dollars and number of common shares)	Common Shares		Additional Paid-in Capital	Accumulated (Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total
	Number	Amount				
Balance as of October 31, 2009	120,137	$ 488,808	$ 78,450	$ 167,229	$ 259,424	$ 993,911
Net loss	-	-	-	(232,010)	-	(232,010)
Other comprehensive income	-	-	-	-	21,788	21,788
Repurchase and cancellation of Common shares	(52,941)	(215,304)	-	(127,844)	(106,852)	(450,000)
Stock options exercised	42	327	-	-	-	327
Stock-based compensation	-	-	3,538	-	-	3,538
Other	-	28	(79)	86	-	35
Balance as of October 31, 2010	67,238	273,859	81,909	(192,539)	174,360	337,589
Net income	-	-	-	16,847	-	16,847
Other comprehensive income	-	-	-	-	731	731
Repurchase and cancellation of Common shares	(4,860)	(19,775)	-	(21,864)	(10,759)	(52,398)
Dividends declared	-	-	-	(19,244)	-	(19,244)
Stock-based compensation	-	-	1,250	-	-	1,250
Other	-	(8)	-	11	-	3
Balance as of October 31, 2011	62,378	254,076	83,159	(216,789)	164,332	284,778
Net loss	**-**	**-**	**-**	**(28,869)**	**-**	**(28,869)**
Other comprehensive loss	**-**	**-**	**-**	**-**	**(40,014)**	**(40,014)**
Repurchase and cancellation of Common shares	**(469)**	**(1,911)**	**-**	**(1,160)**	**(973)**	**(4,044)**
Dividends declared	**-**	**-**	**-**	**(18,632)**	**-**	**(18,632)**
Stock-based compensation	**-**	**-**	**1,567**	**-**	**-**	**1,567**
Other		**3**	**-**	**(24)**	**-**	**(21)**
Balance as of October 31, 2012	**61,909**	**$ 252,168**	**$ 84,726**	**$ (265,474)**	**$ 123,345**	**$ 194,765**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

Years ended October 31

(thousands of U.S. dollars)	**2012**	2011	2010
Net (loss) income	**$ (28,869)**	$ 16,847	$ (232,010)
Foreign currency translation	**(2,369)**	10,959	203,227
Reclassification of realized gain on derivatives designated as cash flow hedges, net of tax of $141 (2011 - $nil; 2010 - $nil), respectively	**(420)**	-	-
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $(160) (2011 — $(14); 2010 — Snil)	**479**	41	-
Pension liability adjustments, net of tax of $12,100 (2011 — S1,544; 2010 — S2,532)	**(37,704)**	(4,129)	(11,869)
Reclassification of realized foreign currency translation gain on divestitures	**-**	(4,629)	(42,122)
Unrealized gain on available-for-sale assets, net of tax of $nil (2011 — $(82); 2010 — S(123))	**-**	1	485
Reclassification of realized gain on available-for-sale assets, net of tax of $nil (2011 — $180; 2010 — $nil)	**-**	(1,512)	-
Unrealized gain on net investment hedge, net of tax of Snil (2011 — Snil; 2010 — $nil)	**-**	-	2,400
Realized gain on net investment hedge due to divestitures, net of tax of $nil (2011 — $nil; 2010 — S16,271)	**-**	-	(130,367)
Other	**-**	-	34
Other comprehensive (loss) income	**(40,014)**	731	21,788
Comprehensive (loss) income	**$ (68,883)**	$ 17,578	$ (210,222)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31

(thousands of U.S. dollars)	**2012**	2011	2010
Operating activities			
Net (loss) income	$ **(28,869)**	$ 16,847	$ (232,010)
Loss from discontinued operations, net of income taxes	**-**	(26,655)	(148,194)
(Loss) income from continuing operations	**(28,869)**	43,502	(83,816)
Adjustments to reconcile net loss to cash provided by (used in) operating activities relating to continuing operations *(Note 20)*:			
Items not affecting current cash flows	**84,394**	27,063	72,644
Changes in operating assets and liabilities	**7,871**	(33,456)	(48,754)
Cash provided by (used in) operating activities of continuing operations	**63,396**	37,109	(59,926)
Cash used in operating activities of discontinued operations	**-**	(18,592)	(73,499)
Cash provided by (used in) operating activities	**63,396**	18,517	(133,425)
Investing activities			
Purchase of property, plant and equipment	**(7,384)**	(6,732)	(7,251)
Decrease (increase) in restricted cash	**1,941**	26,592	(16,147)
Proceeds on sale of long-term investments	**-**	1,668	10,552
Cash (used in) provided by investing activities of continuing operations	**(5,443)**	21,528	(12,846)
Cash (used in) provided by investing activities of discontinued operations	**-**	(18,412)	633,167
Cash (used in) provided by investing activities	**(5,443)**	3,116	620,321
Financing activities			
Payment of cash dividends	**(18,632)**	(19,244)	-
Repurchase and cancellation of Common shares	**(4,044)**	(52,398)	(450,000)
Issuance of shares	**1**	-	327
Repayment of long-term debt	**-**	-	(221,456)
Cash used in financing activities of continuing operations	**(22,675)**	(71,642)	(671,129)
Cash used in financing activities of discontinued operations	**-**	(1,193)	(298)
Cash used in financing activities	**(22,675)**	(72,835)	(671,427)
Effect of foreign exchange rate changes on cash and cash equivalents	**15**	2,467	9,130
Net increase (decrease) in cash and cash equivalents during the year	**35,293**	(48,735)	(175,401)
Cash and cash equivalents, beginning of year	**74,067**	122,802	298,203
Cash and cash equivalents, end of year	$ **109,360**	$ 74,067	$ 122,802
Cash interest paid	$ **4,504**	$ 2,479	$ 32,476
Cash taxes (refunded) paid	$ **(1,130)**	$ (2,775)	$ 526

The accompanying notes form an integral part of these consolidated financial statements.

1. Nature of Operations

Nordion Inc. (Nordion or the Company) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. The Company's operations are organized into three business segments: Targeted Therapies, Sterilization Technologies and Medical Isotopes as well as certain corporate functions and activities reported as Corporate and Other.

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in United States (U.S.) dollars, the Company's reporting currency, and in accordance with U.S. generally accepted accounting principles (GAAP) applied on a consistent basis.

Principles of consolidation

The consolidated financial statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and entities of which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of operations disposed of are included in the consolidated financial statements up to the date of disposal.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company's assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period in which they are determined.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the carrying amounts shown in the consolidated statements of financial position.

Restricted cash

Restricted cash, which is included in other long-term assets, includes cash held for specific purposes which is not readily available to be used in the Company's operations related to insurance liabilities.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost or market value, determined on a first-in, first-out (FIFO) basis. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production. Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 – 40 years
Equipment	3 – 20 years
Furniture and fixtures	3 – 10 years
Computer systems	3 – 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Asset retirement obligations

The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Goodwill

Goodwill is not amortized but is tested for impairment, at least annually. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company first assesses qualitative factors to determine whether it is necessary to perform the two step quantitative goodwill impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company utilizes the two-step quantitative approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments

The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are carried at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases are depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset. All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon fair value as determined by vendor-specific objective evidence of selling price or third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of a selling price is available for any undelivered element, revenue for all elements is calculated based on an estimated selling price method. When a portion of the customer's payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed. Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Warranty costs

A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation

The fair value of stock options is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans

The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation, and other factors.

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost (income) as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company's fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost (income) for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development

The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Clinical trial expenses

Other current assets and Other long-term assets include any clinical trial prepayments made to the clinical research organization (CRO). Research and development expenses include clinical trial expenses associated with the CRO. The invoicing from the CRO for services rendered can lag several months. The Company accrues the cost of services rendered in connection with CRO activities based on its estimate of site management, monitoring costs, and project management costs and record them in accrued liabilities. The Company maintains regular communication with the CRO to gauge the reasonableness of our estimates. Differences between actual clinical trial expenses and estimated clinical trial expenses recorded have not been material and are adjusted for in the period in which they become known.

Income taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent, a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions that the Company has operated in globally. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the income tax liabilities. If the Company's estimate of income tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the income tax liabilities may result in income tax benefits being recognized in the period when it is determined that the estimated income tax liability is no longer required. All of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Foreign currency translation

Although the Company reports its financial results in U.S. dollars, the functional currency of the Company's Canadian operations is Canadian dollars. The functional currencies of the Company's foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company's net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other expenses, net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs. Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI). Upon reduction of the Company's investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income (AOCI) is recognized in income.

Derivative financial instruments

In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company's risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges

The Company's hedging activities include a hedging program to hedge the economic exposure from anticipated U.S. dollar denominated sales. The Company hedges a portion of these forecasted foreign denominated sales with forward exchange contracts. These transactions are designated as cash flow hedges and are accounted for under the hedge accounting. The Company hedges anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 12 months into the future. The effective portion of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings. Any ineffective portion of related gains or losses is recorded in the consolidated statements of operations immediately.

Other derivatives

Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Comprehensive income

The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders' equity and comprehensive (loss) income, net of income taxes.

Recent accounting pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued ASU No. 2011-11, *"Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities"* which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of

[All amounts in thousands of U.S. dollars, except where noted]

whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. Generally Accepted Accounting Principles (GAAP) and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and the Company plans to adopt ASU 2011-11 on November 1, 2013. ASU 2011-11 is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, *"Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05"* which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. ASU 2011-12 is effective for annual reporting periods beginning on or after December 15, 2011 and interim periods within those annual periods and the Company plans to adopt ASU 2011-12 on November 1, 2012. ASU 2011-12 is not expected to have a significant impact on the Company's consolidated financial statements.

International Financial Reporting Standards (IFRS)

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and Canada with respect to the convergence to IFRS. The Company currently expects to adopt IFRS as its primary reporting standard when the SEC requires domestic registrants in the U.S. to adopt IFRS.

3. Accounts Receivable

As of October 31		2012		2011
Trade accounts receivable	$	35,484	$	37,203
Other receivables[(a)]		11,179		1,966
		46,663		39,169
Allowance for doubtful accounts		(175)		(170)
Accounts receivable	$	46,488	$	38,999

(a) Other receivables as of October 31, 2012, include a one-time settlement receivable of $8.3 million related to certain litigation matters.

4. Inventories

As of October 31		2012		2011
Raw materials and supplies	$	33,843	$	31,611
Work-in-process		282		354
Finished goods		1,031		267
		35,156		32,232
Allowance for excess and obsolete inventory		(1,179)		(1,637)
Inventories	$	33,977	$	30,595

[All amounts in thousands of U.S. dollars, except where noted]

5. Property, Plant and Equipment

As of October 31		2012		2011
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$ 2,828	$ -	$ 2,834	$ -
Buildings	84,030	45,677	82,800	43,060
Equipment	83,422	61,989	80,627	56,923
Furniture and fixtures	1,604	1,604	1,608	1,566
Computer systems	82,642	77,331	77,869	73,112
Leasehold improvements	10,779	1,593	10,752	1,046
Facility modifications	36,641	30,237	36,418	26,462
Construction in-progress	4,702	-	6,951	-
	306,648	$ 218,431	299,859	$ 202,169
Accumulated depreciation	(218,431)		(202,169)	
Property, plant and equipment	$ 88,217		$ 97,690	

6. Other Current Assets

As of October 31, 2012, other current assets include embedded derivative and other derivative assets of $0.2 million (October 31, 2011 – $11.8 million) (Note 16) as well as prepaid expenses and other of $1.8 million (October 31, 2011 – $2.0 million).

7. Long-Term Investments

As of October 31	2012	2011
Investment in Celerion[(a)]	$ 1,450	$ 1,473
Investment in LCC Legacy Holdings (formerly Lumira Capital Corp.)[(b)]	-	-
Long-term investments	$ 1,450	$ 1,473

(a) Investment in Celerion, Inc. (Celerion)

On March 5, 2010, as part of the consideration for the sale of MDS Pharma Services Early Stage (Early Stage), Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 8(c)). Nordion's ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value of $1.4 million as of October 31, 2012. The fair value has been determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of the Company's investment in Celerion and the Note (Note 8(c)) is currently estimated to be $15.6 million in aggregate. The Company's maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(b) Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)

Long-term investments include an investment in LCC, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of LCC other than to obtain its share of earnings and losses. During the year ended October 31, 2012, the Company received a $0.9 million dividend from LCC and reported equity loss of $nil (2011 – $0.1 million; 2010 - $0.7 million) from the investment in LCC. The Company's exposure to losses is limited to its investment of $nil (October 31, 2011 – $nil).

[All amounts in thousands of U.S. dollars, except where noted]

8. Other Long-Term Assets

As of October 31		2012		2011
Restricted cash[(a)]	$	3,906	$	5,847
Financial instrument pledged as security on long-term debt[(b)]		38,989		40,048
Long-term note receivable[(c)]		14,172		20,721
Goodwill *(Note 9)*		2,526		2,532
Pension assets *(Note 22)*		-		9,748
Other[(d)]		2,503		2,349
Other long-term assets	$	62,096	$	81,245

(a) Restricted cash
As of October 31, 2012, restricted cash of $3.9 million (October 31, 2011 – $5.8 million) is related to funds for insurance liabilities.

(b) Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt due to the Government of Canada related to the construction of the MAPLE Facilities (Note 11). The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of October 31, 2012 is $43.0 million (October 31, 2011 – $44.1 million), of which $4.0 million (October 31, 2011 – $4.1 million) is included in notes receivable in the consolidated statements of financial position. As of October 31, 2012, the fair value is $49.1 million (October 31, 2011 – $51.7 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c) Long-term note receivable

Atomic Energy of Canada Limited (AECL)
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable of $38.0 million after discounting, was received by the Company. This non-interest bearing note receivable was repayable monthly over four years commencing November 1, 2008 and the last payment was received by the Company during the fourth quarter of fiscal 2012. The carrying value of the long-term note receivable as of October 31, 2012 is $nil (October 31, 2011 - $12.0 million) of which the entire $12.0 million as at October 31, 2011 was included in notes receivable in the consolidated statements of financial position.

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received a note receivable with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum (the Note). Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a transition services agreement (TSA) that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note.

In the first quarter of fiscal 2012, Celerion offered to make an early payment to Nordion of $6.5 million in cash to reduce the unsecured portion of the Note principal amount by $12.5 million that would have otherwise been due in 2015, to facilitate a change in Celerion's capital structure related to its strategic initiative. Effective January 2, 2012, the Company accepted the offer from Celerion and amended the Note reflecting a reduction in the principal amount of the Note by $12.5 million in the face value, or $8.9 million in the carrying value, for a $6.5 million cash payment received. As a result, the Company recorded a loss of $2.4 million in the first quarter of fiscal 2012 (Note 18).

Other than restating the principal amount for the immediate cash payment, all other terms and conditions of the Note remained effectively the same. The Company identified this transaction as an impairment indicator and assessed whether an other-than-temporary impairment of the Note has occurred. As the transaction did not represent an adverse change in the cash flow of the remaining Note amount, the Company determined no other-than-temporary impairment of the Note occurred as of January 31, 2012. Except for this transaction, the Company did not identify any impairment indicator for the Note during fiscal 2012.

The carrying value of the Note, including interest and accretion as of October 31, 2012 is $14.2 million (October 31, 2011 – $20.7 million). The fair value of the Note as of October 31, 2012 is $14.2 million, which includes $5.8 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The current face value of the Note including TSA services and interest is $16.8 million. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

[All amounts in thousands of U.S. dollars, except where noted]

(d) Other

Includes the long-term portion of the TheraSphere® clinical trials' prepayment, the deferred charges relating to the credit facility (Note 11) and other long-term receivables and assets.

9. Goodwill

As of October 31, 2012, management determined that the fair value of goodwill exceeds its carrying value of $2.5 million (October 31, 2011 – $2.5 million) resulting in no impairment of goodwill.

In the fourth quarter of fiscal 2010, the Company changed its segment reporting structure (Note 23) following the completion of its strategic repositioning and allocated goodwill to two of the Company's business segments: Sterilization Technologies ($1.6 million) and Medical Isotopes ($0.9 million). The Company's segment reporting change, following its strategic realignment in the fourth quarter of fiscal 2012 did not require a reallocation of its goodwill.

10. Accrued Liabilities

As of October 31		2012		2011
Employee-related accruals *(Note 21)*	$	4,922	$	6,716
FDA provision[(a)]		8,321		8,325
Captive insurance liability *(Note 24)*		2,119		4,492
AECL revenue share and waste disposal		3,770		3,004
Restructuring provision *(Note 17)*		3,453		4,004
Other[(b)]		57,737		26,373
Accrued liabilities	$	80,322	$	52,914

(a) The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company's discontinued bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations were part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, the Company recorded payments of $nil (2011 - $0.2 million; 2010 - $9.9 million) for the year ended October 31, 2012. As of October 31, 2012, management believes that the remaining provision of $8.3 million (October 31, 2011 -- $8.3 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs (Note 25).

(b) Other includes a $9.5 million settlement accrual recorded for the arbitration with Life Technologies Corporation (Life) as a result of the ruling that occurred in July 2011 as well as approximately $32 million estimated litigation accruals (Note 25). Other also includes derivative liabilities, royalties and various miscellaneous payables.

11. Long-Term Debt

As of October 31	Maturity		2012		2011
Total long-term debt	2013 to 2015	$	43,331	$	44,330
Current portion of long-term debt			(4,190)		(4,156)
Long-term debt		$	39,141	$	40,174

As of October 31, 2012, debt includes a non-interest-bearing Canadian government loan with a carrying value of $43.0 million (October 31, 2011 — $44.1 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$4.0 million) per year with the remaining balance due April 1, 2015. The fair value of this financial instrument is $48.8 million (October 31, 2011 — $52.1 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 8(b)).

On January 25, 2013, the Company entered into a $80.0 million Amended and Restated senior revolving one year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions (the Lenders). The Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of

[All amounts in thousands of U.S. dollars, except where noted]

credits. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral.

Under this credit facility, the Company is able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker's acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of October 31, 2012, the Company has not used the credit facility for borrowing; however, we had $30.6 million (October 31, 2011 - $19.7 million) of letters of credit issued under this credit facility.

The loan agreement includes customary positive, negative and financial covenants.

Principal repayments

Principal repayments of long-term debt over the next five fiscal years and thereafter are as follows:

2013	$	**4,190**
2014		**4,156**
2015		**34,985**
2016		**-**
2017		**-**
Thereafter		**-**
	$	**43,331**

12. Deferred Revenue

As of October 31		2012		2011
Payment in advance of services rendered	$	**1,269**	$	1,115
Deferred credit related to government loan(a)		**1,958**		3,467
Deposits for reimbursable costs		**231**		1,093
		3,458		5,675
Less: current portion		**(1,500)**		(1,820)
Long-term portion of deferred revenue	$	**1,958**	$	3,855

(a) The deferred credit is related to the Canadian government loan associated with the MAPLE Facilities, which is being amortized over the remaining three-year term of the debt using the sum of the years' digits method.

13. Other Long-Term Liabilities

As of October 31		2012		2011
Post-retirement obligations *(Note 22)*	$	**55,516**	$	18,259
Asset retirement obligation *(Note 26)*		**12,570**		11,691
Captive insurance liability *(Note 24)*		**2,505**		2,616
Restructuring provision *(Note 17)*		**191**		3,617
Other		**3,686**		3,436
Other long-term liabilities	$	**74,468**	$	39,619

14. (Loss) Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted (loss) earnings per share:

Years Ended October 31						
(number of shares in thousands)		**2012**		2011		2010
Weighted average number of Common shares outstanding – basic		**62,029**		64,719		89,279
Impact of stock options assumed exercised		**1**		90		1
Weighted average number of Common shares outstanding – diluted		**62,030**		64,809		89,280
Basic and diluted (loss) earnings per share from continuing operations	$	**(0.47)**	$	0.67	$	(0.94)
Basic and diluted loss per share from discontinued operations		**-**		(0.41)		(1.66)
Basic and diluted (loss) earnings per share	$	**(0.47)**	$	0.26	$	(2.60)

15. Share Capital

As of October 31, 2012, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if and when declared by the Company's Board of Directors.

Summary of share capital

	Common Shares		
(number of shares in thousands)	Number		Amount
Balance as of October 31, 2009	120,137	$	488,808
Issued	42		327
Repurchased and cancelled	(52,941)		(215,304)
Other	-		28
Balance as of October 31, 2010	67,238		273,859
Repurchased and cancelled	(4,860)		(19,775)
Other	-		(8)
Balance as of October 31, 2011	62,378		254,076
Repurchased and cancelled	**(469)**		**(1,911)**
Other	**-**		**3**
Balance as of October 31, 2012	**61,909**	$	**252,168**

During the first quarter of fiscal 2012, the Company repurchased and cancelled 398,500 common shares for a total cost of $3.5 million under the 2011 normal course issuer bid (NCIB). The Company repurchased 5,258,632 shares cumulatively under the 2011 NCIB, which expired on January 25, 2012.

On January 31, 2012, the Company announced a 2012 NCIB, which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 3,105,901 Common shares. During fiscal 2012, the Company repurchased 71,120 common shares for a total cost of $0.5 million under the 2012 NCIB. During the fourth quarter of fiscal 2012, the Company ceased repurchasing shares under the current NCIB and cancelled the bid.

In December 2011, March and June 2012 the Company declared quarterly dividends at $0.10 per share, which were paid on January 3, April 5 and July 3, 2012 each in the amount of $6.2 million to the Company's shareholders of record on December 23, 2011, March 21 and June 18, 2012, respectively. During the fourth quarter of fiscal 2012, the Board of Directors for the Company decided to suspend the quarterly dividend.

16. Financial Instruments and Financial Risk

Derivative instruments

The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk. The Company enters into foreign exchange contracts to hedge anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 18 months into the future. If the derivative is designated as a cash flow hedge, the effective portions of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings. Any ineffective portions of related gain or loss is recorded in earnings immediately. The Company also

[All amounts in thousands of U.S. dollars, except where noted]

uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances which have not been designated as hedges. Derivatives not designated as hedges are recorded at fair value on the consolidated statement of financial position, with any changes in the mark to market being recorded in the consolidated statement of operations.

The Company has identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved. Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The Company does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives. See further discussion of derivative financial instruments in Note 2, Summary of Significant Accounting Policies.

The following table provides the fair value of all Company derivative instruments:

As of October 31		**2012**		2011
		Fair Value		Fair Value
Assets				
Embedded derivatives[(a)]	$	10	$	11,584
Foreign currency forward contracts under cash flow hedges[(b)]	$	195	$	88
Foreign currency forward contracts not under hedging relationships[(c)]	$	-	$	183
Liabilities				
Embedded derivatives[(a)]	$	814	$	370
Foreign currency forward contracts under cash flow hedges[(b)]	$	60	$	57
Foreign currency forward contracts not under hedging relationships[(c)]	$	-	$	148

(a) As of October 31, 2012 and October 31, 2011, total notional amounts for the Company's certain supply contracts identified for embedded derivatives were approximately $49 million and $300 million, respectively.
(b) As of October 31, 2012 and October 31, 2011, total notional amounts for the Company's foreign currency forward contracts under cash flow hedges were approximately $33 million and $36 million, respectively.
(c) As of October 31, 2012 and October 31, 2011, total notional amounts for the Company's foreign currency forward contracts not under hedging relationships were approximately $nil and $13 million, respectively.

The following table summarizes the activities of the Company's derivative instruments:

Years ended October 31		**2012**		2011		2010
Realized (gain) loss on foreign currency forward contracts under cash flow hedges	$	(561)	$	219	$	-
Unrealized gain (loss) on foreign currency forward contracts under cash flow hedges	$	639	$	(55)	$	-
Realized (gain) loss on foreign currency forward contracts not under cash flow hedges	$	(482)	$	(327)	$	-
Unrealized (loss) gain on foreign currency forward contracts not under cash flow hedges	$	(79)	$	10	$	-
Unrealized (loss) gain on embedded derivatives recorded in change in fair value of embedded derivatives[(a)]	$	(12,020)	$	2,649	$	13,050
Reclassification of realized gain recorded in OCI relating to net investment hedge	$	-	$	-	$	(146,638)
Unrealized gain recorded in OCI relating to net investment hedges	$	-	$	-	$	(2,400)

(a) Excludes unrealized loss for embedded derivatives related to the discontinued operations of $0.5 million for the year ended October 31, 2010.

Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of October 31, 2012, accounts receivable is net of an allowance for uncollectible accounts of $0.2 million (October 31, 2011 — $0.2 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the

[All amounts in thousands of U.S. dollars, except where noted]

counterparties to its financial instruments. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. In the event of non-performance by counterparty, the carrying value of the Company's financial instruments represents the maximum amount of loss that would be incurred.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company has cash and cash equivalent totaling $109.4 million (October 31, 2011 – $74.0 million), cash generated by the operations and the credit facilities which are sufficient to honor its financial obligations.

Valuation methods and assumptions for fair value measurements

Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair values.

Fair value hierarchy

The fair value of the Company's financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company's financial assets and liabilities measured at fair value on a recurring basis:

				As of October 31, 2012
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 100	$ -	$ -	$ 100
Derivative assets *(Note 6)*	$ -	$ 205	$ -	$ 205
Derivative liabilities *(Note 10(b))*	$ -	$ 874	$ -	$ 874

				As of October 31, 2011
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 100	$ -	$ -	$ 100
Derivative assets *(Note 6)*	$ -	$ 446	$ 11,409	$ 11,855
Derivative liabilities *(Note 10(b))*	$ -	$ 575	$ -	$ 575

The following table presents the changes in the Level 3 fair value category:

						Year ended October 31, 2012
		Net Realized/ Unrealized Gains (Losses) included in				
Description	**As of October 31 2011**	**Earnings**	**Other**	**Purchases, Sales, Issuance and (Settlements), net**	**Transfers in and/or out of Level 3**	**As of October 31 2012**
Derivative assets *(Note 6)*	$ 11,409	$ -	$ (11,409)	$ -	$ -	$ -

						Year ended October 31, 2011
		Net Realized/ Unrealized Gains (Losses) included in				
Description	**As of October 31 2010**	**Earnings**	**Other**	**Purchases, Sales, Issuance and (Settlements), net**	**Transfers in and/or out of Level 3**	**As of October 31 2011**
Derivative assets *(Note 6)*	$ 10,514	$ -	$ 895	$ -	$ -	$ 11,409

[All amounts in thousands of U.S. dollars, except where noted]

17. Restructuring Charges, Net

During the fourth quarter of fiscal 2012, Nordion announced a strategic realignment of the business designed to focus on improving the execution of Nordion's business strategy. As a result of this strategic alignment the Company recorded a restructuring charge of $2.6 million (2011 - $nil; 2010 - $nil) relating to workforce reductions for the year ended October 31, 2012.

During the first quarter of fiscal 2012, the Company signed a lease termination agreement and paid a $2.5 million (C$2.5 million) early termination penalty for approximately 70% of its former Toronto office space. As a result, during the year ended October 31, 2012 the Company recorded a $0.7 million net recovery in the first quarter of fiscal 2012.

As of October 31, 2012, the restructuring provision of $3.6 million (October 31, 2011 – $7.6 million) is included in accrued liabilities (Note 10) and other long-term liabilities (Note 13) in the consolidated statements of financial position. The majority of the workforce reduction provision is expected to be utilized during fiscal 2013 with a portion of the provision remaining until the first quarter of fiscal 2014. The Company has completed its activities associated with the fiscal 2011 and 2010 restructuring plans and has utilized substantially all of the related prior year provisions. The remaining contract cancellation recovery provision relates to future rental payments related to the Company's remaining former corporate office space in Toronto, which may extend over 2 years.

The table below provides an analysis of the Company's restructuring activities related to its continuing operations until October 31, 2012.

	Expenses				Cumulative Activities		Balance as of October 31
	2012	2011	2010	**Total**	Cash	Non-Cash	**2012**
Workforce reductions	$ 2,557	$ 1,217	$ 42,161	$ 45,935	$ (42,174)	$ (1,074)	$ 2,687
Contract cancellation (recovery) charges	(776)	375	7,175	6,774	(7,042)	1,225	957
Other	-	-	13,195	13,195	(13,181)	(14)	-
Restructuring charges, net	$ 1,781	$ 1,592	$ 62,531	$ 65,904	$ (62,397)	$ 137	$ 3,644

18. Other Expenses, Net

Years ended October 31	2012	2011	2010
Research and development	$ 6,552	$ 5,629	$ 4,533
Foreign exchange (gain) loss	(832)	4,336	32,003
(Gain) loss on sale of investment	-	(1,691)	1,054
Write-down of investments and other long-term assets	-	-	1,632
Other[(a)]	26,321	275	(14,165)
Other expenses, net	$ 32,041	$ 8,549	$ 25,057

(a) Included in Other is a loss on the Celerion note receivable of $2.4 million (Note 8(c)) and estimated litigation accruals of $24.1 million (Note 25) for the year ended October 31, 2012.

19. Income Taxes

Income tax provision

The components of the Company's income (loss) from continuing operations before income taxes and the related provision for income taxes are presented below:

Years ended October 31	2012	2011	2010
Canadian	$ 2,491	$ 57,453	$ (61,247)
Foreign	1,033	3,171	(22,382)
Income (loss) from continuing operations before income taxes	$ 3,524	$ 60,624	$ (83,629)

[All amounts in thousands of U.S. dollars, except where noted]

The components of the income tax expense are as follows:

Years ended October 31		2012		2011		2010
Canadian income tax expense (recovery)						
Current	$	(5,211)	$	12,851	$	(9,615)
Deferred		38,137		3,666		(6,998)
Foreign income tax (recovery) expense						
Current		(533)		605		1,308
Deferred		-		-		15,492
Income tax expense	$	32,393	$	17,122	$	187

A reconciliation of expected income taxes to reported income tax expenses is provided below.

Years ended October 31		2012		2011		2010
Expected income tax expense (recovery) at the 25% (2011 – 27%; 2010 – 30%) statutory rate	$	893	$	16,372	$	(25,050)
Increase (decrease) in taxes as a result of:						
Change in valuation allowance on deferred tax assets		48,515		(406)		19,599
Tax benefit arising on utilization of R&D tax credits		(1,339)		(438)		(11)
Net changes in reserves for uncertain tax positions(a)		14,758		1,398		(10,217)
Foreign earnings taxed at rates different from the statutory rate		(264)		(1,166)		1,726
Stock-based compensation		397		471		269
Impact of income tax rate changes		(2,297)		-		1,065
Deferred tax rate differential		1,159		788		(562)
Provision to previously filed tax returns		(5,744)		(671)		4,188
Non-taxable portion of capital loss on investments		(26,694)		-		-
Other investment write downs		-		(109)		-
Non-deductible foreign exchange losses		-		-		6,950
Impact of non-deductible expenses and other differences		3,009		883		2,230
Reported income tax expense	$	32,393	$	17,122	$	187

(a) Excludes net changes in reserves for uncertain tax positions related to discontinued operations.

Deferred tax assets and liabilities

Components of the deferred tax assets and liabilities consist of the following temporary differences:

As of October 31		2012		2011
Tax benefit of losses carried forward	$	128,124	$	99,498
Tax basis in excess of book value		2,883		9,756
Investment tax credits		68,088		65,283
Provisions and reserves		385		(2,195)
Other comprehensive loss		20,025		8,609
Deferred tax assets before valuation allowance		219,505		180,951
Unrecognized tax benefits		(12,872)		-
Valuation allowance		(149,637)		(100,053)
Net deferred tax assets	$	56,996	$	80,898

No deferred income taxes have been provided on undistributed earnings, or relating to cash held in foreign jurisdictions as the Company has estimated that any income or withholding taxes on repatriation would not be significant.

Included within the tax benefit of losses carried forward are deferred tax assets relating to capital losses carried forward of $70.5 million (October 31, 2011 — $41.1 million). The amount of valuation allowance recorded against these assets is $57.6 million (October 31, 2011 — $41.1 million) and $12.9 million (October 31, 2011 - $nil) is an unrecognized tax benefit. These tax assets relate to $545.4 million (October 31, 2011 — $332.8 million) of gross tax assets and have an indefinite expiry period.

Investment Tax Credits

As of October 31, 2012, the Company has deferred tax assets relating to investment tax credits of $84.6 million (October 31, 2011 - $83.9 million). These ITCs will expire in various years between 2024 and 2032. The amount of valuation allowance recorded against these assets is $35.4 million (October 31, 2011 - $nil).

[All amounts in thousands of U.S. dollars, except where noted]

Tax losses carried forward

As of October 31, 2012, the Company has deferred tax assets relating to net operating loss carryovers of $57.6 million (October 31, 2011 — $58.4 million). The valuation allowance recorded against these assets is $56.3 million (October 31, 2011 — $58.1 million). These tax assets relate to $178.7 million (October 31, 2011 — $181.3 million) of gross tax loss carryovers. Of the total losses, $178.7 million (October 31, 2011 — $181.3 million) will expire in various years between 2013 and 2031.

Tax contingencies

At October 31, 2012, the gross reserves for uncertain tax positions excluding accrued interest and penalties were $33.5 million (October 31, 2011 — $9.4 million) as noted in the following reconciliation. The Company estimates that the total amounts of unrecognized tax benefits will decrease by $16.7 million during the year ended October 31, 2013.

As at October 31		2012		2011
Gross unrecognized tax benefits, beginning of year	$	9,377	$	7,842
Additions for tax positions from prior years		17,104		218
Reductions for tax positions from prior years		(3,513)		(1,177)
Additions for tax positions related to the current year		10,388		2,346
Currency translation adjustment		118		148
Gross unrecognized tax benefits, end of year	$	33,474	$	9,377

The Company accrues an estimate for interest and penalties related to uncertain tax positions in income tax expense. At October 31, 2012, accrued interest and penalties related to uncertain tax positions totaled $1.9 million (October 31, 2011 – $2.8 million).

The Company is subject to taxation in its principal jurisdiction of Canada and in numerous other countries around the world. With few exceptions, the Company is no longer subject to examination by Canadian tax authorities for years up to and including 2005. However, most tax returns for 2006 and beyond remain open to examination by various tax authorities.

At October 31, 2012, there are $21.1 million (2011 - $9.3 million) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

20. Supplementary Cash Flow Information

Items not affecting cash flows comprise the following:

Years ended October 31		2012		2011		2010
Depreciation and amortization	$	17,080	$	22,375	$	28,514
Stock option compensation		1,567		1,229		2,768
Loss on Celerion note receivable		2,411		-		-
Deferred income taxes		38,137		3,666		8,493
Change in fair value of embedded derivatives		12,020		(2,649)		(13,050)
Foreign currency transactional loss		6,271		1,623		26,341
Equity loss, including cash distribution of $nil (2011 – $951; 2010 – $3,034)		-		1,079		3,684
Write-down of investments and other long-term assets		-		-		1,632
Loss on sale of investments		-		-		1,054
Other including foreign currency translation adjustments		6,908		(260)		13,208
	$	84,394	$	27,063	$	72,644

Changes in operating assets and liabilities comprise the following:

Years ended October 31		2012		2011		2010
Accounts receivable	$	(7,963)	$	1,159	$	1,726
Inventories		(3,382)		(4,012)		(3,697)
Other current assets and long term assets		17,767		5,206		(3,569)
Accounts payable and accrued liabilities		26,254		(26,178)		(2,864)
Income taxes		(18,360)		2,951		(37,216)
Deferred income		(2,217)		(11,298)		(1,396)
Other long-term obligations		(4,228)		(1,284)		(1,738)
	$	7,871	$	(33,456)	$	(48,754)

21. Stock-Based Compensation

Stock option plan

At the Company's annual and Special Meeting of Shareholders held on March 8, 2007, shareholders approved the Company's 2007 Stock Option Plan (the Plan), which replaced the Company's 2006 Stock Option Plan. Under the Plan, which conforms to all current regulations of the New York and Toronto stock exchanges, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board of Directors in its approval. As of October 31, 2012, 6,159,800 Common shares have been reserved for issuance under the Plan. Stock-based compensation expense related to the Company's stock option plan for the year ended October 31, 2012 is $1.6 million (2011 – $1.2 million; 2010 - $3.5 million), of which $1.6 million (2011 – $1.2 million; 2010 - $0.2 million) is included in selling, general and administration expenses. Stock based compensation expense for fiscal 2010 also included $2.5 million in restructuring charges (Note 17) and $0.8 million in "Loss from discontinued operations, net of income taxes".

During the year ended October 31, 2012, the Company granted 42,800 (2011 – 808,700; 2010 – 1,174,000) C$ stock options at a weighted average exercise price of C$9.52 (2011 - C$10.32). All options granted in fiscal 2012 have a seven year term and become exercisable ratably (a graded-vesting schedule) over a three-year period.

Canadian Dollar Options

	Number (000s)		Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (C$ thousands)
Outstanding as of October 31, 2010	3,531	$	16.53	3.9	$	2,067
Granted	809		10.32			
Exercised	-		-			
Cancelled or forfeited	(1,801)		19.80			
Expired	(116)		21.74			
Outstanding as of October 31, 2011	2,423	$	11.78	5.3	$	-
Granted	**43**		**9.52**			
Exercised	**-**		**-**			
Cancelled or forfeited	**(6)**		**20.66**			
Expired	**(44)**		**18.90**			
Outstanding as of October 31, 2012	**2,416**	**$**	**11.59**	**4.5**	**$**	**-**
Vested and expected to vest as at October 31, 2011[(a)]	2,182	$	11.98	5.2	$	-
Vested and expected to vest as at October 31, 2012[(a)]	**2,204**	**$**	**11.75**	**3.9**	**$**	**-**
Exercisable as at October 31, 2011	440	$	20.11	1.9	$	-
Exercisable as at October 31, 2012	**645**	**$**	**16.30**	**2.9**	**$**	**-**

(a) The expected to vest amount represents the unvested options as at October 31, 2012 and 2011, respectively, less estimated forfeitures.

Canadian dollar options outstanding as of October 31, 2012 comprise the following:

		Options Outstanding			Options Exercisable		
Range of Exercise Prices (C$)	**Weighted Average Remaining Contractual Life (Years)**	**Number (000s)**		**Weighted Average Exercise Price (C$)**	**Number (000s)**		**Weighted Average Exercise Price (C$)**
$09.52 - $11.63	5.1	**2,026**	$	**9.92**	**255**	$	**10.26**
$17.75 - $21.77	1.1	**390**		**20.24**	**390**		**20.24**
	4.5	**2,416**	$	**11.59**	**645**	$	**16.30**

United States Dollar Options

	Number (000s)		Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (US$ thousands)
Outstanding as of October 31, 2010	802	$	15.88	4.6	$	15
Granted	-		-			
Exercised or released	-		-			
Cancelled or forfeited	(645)		15.91			
Outstanding as of October 31, 2011	157	$	15.72	3.6	$	8
Granted	-		-			
Exercised or released	-		-			
Cancelled or forfeited	**(1)**		**15.91**			
Outstanding as of October 31, 2012	**156**	**$**	**15.73**	**2.5**	**$**	**1**
Vested and expected to vest as at October 31, 2011	157	$	15.72	3.6	$	8
Vested and expected to vest as at October 31, 2012	**156**	**$**	**15.73**	**2.5**	**$**	**1**
Exercisable as at October 31, 2011	157	$	15.72	3.6	$	8
Exercisable as at October 31, 2012	**156**	**$**	**15.73**	**2.5**	**$**	**1**

United States dollar options outstanding as of October 31, 2012 comprise the following:

		Options Outstanding			Options Exercisable		
Range of Exercise Prices (US$)	**Weighted Average Remaining Contractual Life (Years)**	**Number (000s)**		**Weighted Average Exercise Price (US$)**	**Number (000s)**		**Weighted Average Exercise Price (US$)**
$6.15	3.1	3	$	6.15	3	$	6.15
$15.89 - $15.91	2.5	153		15.91	153		15.91
	2.5	156	$	15.73	156	$	15.73

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2012	2011	2010
Risk-free interest rate	**1.07%**	1.94%	2.1%
Expected dividend yield	**4.29%**	3.75%	0.0%
Expected volatility	**0.280**	0.304	0.365
Expected time until exercise (years)	**3.6**	3.6	3.6

The weighted average fair values of options granted are estimated to be C$1.28 per Common share in fiscal 2012 (2011 - C$1.83; 2010 - C$2.91).

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2012		2011		2010
Aggregate intrinsic value of options exercised	**C$**	**-**	C$	-	C$	-
	US$	**-**	US$	-	US$	62
Aggregate grant-date fair value of shares vested	**C$**	**454**	C$	-	C$	5,920
	US$	**-**	US$	-	US$	4,518

[All amounts in thousands of U.S. dollars, except where noted]

As of October 31, 2012, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately C$2.0 million and US$nil, which will be amortized over the weighted average remaining requisite service period of approximately 15 months and nil months, respectively, for the C$ and US$ stock options.

Deferred share units (DSU)

During the year ended October 31, 2012, the Company granted 132,493 (2011 – 179,777; 2010 – nil) DSU, respectively. DSU vest immediately or 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash or share units equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the termination date.

DSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the DSU. During the year ended October 31, 2012, the Company recorded 15,449 (2011 – 11,496; 2010 - nil) DSU per dividend equivalent.

The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of Common shares. The DSU expense for the year ended October 31, 2012 is $0.7 million (2011 - $1.0 million; 2010 — $nil) of which $0.6 million (2011 – $1.0 million; 2010 - $nil) is included in selling, general and administration expenses and $0.1 million (2011 – $nil; 2010 - $nil) is in restructuring charges (Note 17).

During the fourth quarter of fiscal 2012, 68,570 DSU were paid out in the amount of $0.6 million.

Restricted share units (RSU)

During the year ended October 31, 2012, the Company granted 201,231 (2011 – nil; 2010 – nil) RSU, respectively, which vest 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested RSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. RSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the RSU. During the year ended October 31, 2012, the Company recorded 3,939 (2011 – nil; 2010 - nil) RSU per dividend equivalent.

The Company records compensation expense and the corresponding liability over the vesting period of the RSU adjusted for any fair value changes at each reporting date. The RSU expense for the year ended October 31, 2012 is $0.4 million (2011 - $nil; 2010 — $nil) of which $0.3 million (2011 – $nil; 2010 - $nil) is included in selling, general and administration expenses and $0.1 million (2011 – $nil; 2010 - $nil) is in restructuring charges (Note 17).

Performance share units (PSU)

During the year ended October 31, 2012, the Company granted 122,828 (2011 – nil; 2010 – nil) PSU, respectively, which vest 6 months after the achievement of certain performance goals and other criteria over the vesting period by October 31, 2013. Vested PSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. PSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the PSU.

The PSU expense for the year ended October 31, 2012 is $0.2 million (2011 - $nil; 2010 — $nil) of which $nil (2011 – $nil; 2010 - $nil) is included in selling, general and administration expenses and $0.2 million (2011 – $nil; 2010 - $nil) is in restructuring charges (Note 17).

Other mid-term incentive plan (MTIP)

The MTIP income related to the fully vested DSU granted under the Company's original 2006 Plan (2006 MTIP).

Liability[a]		**As of October 31**		
		2012		2011
2006 Plan	$	**195**	$	508
2007 Plan		**-**		-
2008 Plan		**-**		-
2009 Plan		**-**		-
Total	$	**195**	$	508

[All amounts in thousands of U.S. dollars, except where noted]

(Income) Expense(b)						Years ended October 31
		2012		2011		2010
2006 Plan	$	(57)	$	(197)	$	(28)
2007 Plan		-		-		-
2008 Plan		-		-		3,988
2009 Plan		-		-		6,101
Total	$	(57)	$	(197)	$	10,061

(a) The MTIP liability is included in the employee-related accruals in accrued liabilities in the consolidated statements of financial position (Note 10).

(b) The MTIP (income) expense for the year ended October 31, 2012 is $(0.1) million (2011 — $(0.2) million; 2010 - $10.1 million), of which $(0.1) million (2011 — S(0.2); 2010 - $nil) is included in selling, general and administration expenses. MTIP (income) expense for fiscal 2010 also included $5.6 million in restructuring charges (Note 17) and $4.5 million in "Loss from discontinued operations, net of income taxes".

The 2006 MTIP is accompanied by dividend equivalents rights that will be payable in cash upon settlement of the plan. During the year ended October 31, 2012, the Company recorded 972 (2011 – 1,607; 2010 - nil) MTIP units per dividend equivalent.

22. Employee Benefits

Defined benefit pension plans

The Company sponsors defined benefit pension plans for certain employees in Canada and the U.S.. The Canadian plan is based on the highest three or six average consecutive years of wages and requires employee contributions. The U.S. plan is based on the participants' 60 highest consecutive months of compensation and their years of service. The pension plan in the U.S. is related to the Company's discontinued MDS Pharma Services operations, which Nordion retained subsequent to the sale of Early Stage. During the fourth quarter of fiscal 2012, the Company received approval from the Internal Revenue Service (IRS) in the U.S. for a proposed settlement of this pension plan. The Company expects the final settlement to occur during fiscal 2013.

All plans are funded and the Company uses an October 31st measurement date for its plans. The most recent actuarial valuation for the Nordion pension plan for funding purposes was as of January 1, 2012. Based on this actuarial valuation, the Company expects funding requirements of approximately $14 million, including approximately $3 million of current service cost contributions, in each of the next five years to fund the regulatory solvency deficit. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

The components of net periodic pension cost (income) for these plans for fiscal 2012, 2011 and 2010 are as follows:

			Domestic Plan						International Plan			
Years ended October 31		**2012**		2011		2010		**2012**		2011		2010
Components of net periodic pension cost												
Service cost	$	2,804	$	2,719	$	1,980	$	-	$	-	$	97
Interest cost		12,263		11,994		12,045		571		610		689
Expected return on plan assets		(14,736)		(16,044)		(15,579)		(701)		(706)		(687)
Recognized actuarial loss		-		-		-		127		258		344
Net periodic pension cost (income)	$	331	$	(1,331)	$	(1,554)	$	(3)	$	162	$	443

The following weighted average assumptions are used in the determination of the net periodic cost (income) and the projected benefit obligation:

		Domestic Plan			International Plan	
Years ended October 31	**2012**	2011	2010	**2012**	2011	2010
Projected benefit obligation						
Discount rate	4.25%	5.40%	5.40%	3.52%	4.50%	5.24%
Expected return on plan assets	5.75%	6.00%	6.50%	8.00%	8.00%	8.00%
Rate of compensation increase	3.25%	3.50%	3.50%	n/a	n/a	n/a
Benefit cost						
Discount rate	5.40%	5.40%	6.50%	4.50%	5.24%	5.75%
Expected return on plan assets	6.00%	6.50%	6.90%	8.00%	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%	3.75%	n/a	n/a	4.50%

[All amounts in thousands of U.S. dollars, except where noted]

Discount rate assumptions have been, and continue to be, based on the prevailing long-term, market interest rates at the measurement date.

The changes in the projected benefit obligation, fair value of plan assets, and the funded status of the plans are as follows:

	Domestic Plan		International Plan	
As of October 31	**2012**	2011	**2012**	2011
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	$ 229,449	$ 215,167	$ 12,929	$ 11,720
Service cost - pension	3,932	3,910	-	-
Interest cost	12,263	11,994	571	610
Benefits paid	(9,747)	(8,224)	(799)	(649)
Actuarial loss	50,801	1,621	1,303	1,248
Foreign currency exchange rate changes	(207)	4,981	-	-
Projected benefit obligation, end of year	286,491	229,449	14,004	12,929
Change in fair value of plan assets				
Fair value of plan assets, beginning of year	239,197	224,111	8,998	8,826
Actual return (loss) on plan assets	19,567	10,252	(47)	703
Benefits paid	(9,747)	(8,224)	(799)	(649)
Employer contributions	3,252	6,681	163	118
Employee contributions	1,128	1,191	-	-
Foreign currency exchange rate changes	(472)	5,186	-	-
Fair value of plan assets, end of year	252,925	239,197	8,315	8,998
Funded status – (under)/over at end of year	$ (33,566)	$ 9,748	$ (5,689)	$ (3,931)

The funded status for the Canadian and U.S. plans, measured as the difference between the fair value of plan assets and the projected benefit obligation, for the Canadian plan are included in other long-term liabilities (Note 13) in the consolidated statements of financial position.

A reconciliation of the funded status to the net plan (liabilities) assets recognized in the consolidated statements of financial position is as follows:

	Domestic Plan		International Plan	
As of October 31	**2012**	2011	**2012**	2011
Projected benefit obligation	$ 286,491	$ 229,449	$ 14,004	$ 12,929
Fair value of plan assets	252,925	239,197	8,315	8,998
Plan assets (less than) in excess of projected benefit obligation	(33,566)	9,748	(5,689)	(3,931)
Unrecognized net actuarial loss	76,183	30,212	7,191	5,268
Net amount recognized at year end	$ 42,617	$ 39,960	$ 1,502	$ 1,337
Long-term pension plan assets	$ -	$ 9,748	$ -	$ -
Non-current liabilities	(33,566)	-	(5,689)	(3,931)
Accumulative other comprehensive loss	76,183	30,212	7,191	5,268
Net amount recognized at year end	$ 42,617	$ 39,960	$ 1,502	$ 1,337

The following table illustrates the amounts in accumulated other comprehensive (loss) income that has not yet been recognized as components of pension expense:

As of October 31	**2012**	2011
Net actuarial loss	$ 83,374	$ 35,480
Deferred income taxes	(20,449)	(8,847)
Accumulated other comprehensive loss - net of tax	$ 62,925	$ 26,633

[All amounts in thousands of U.S. dollars, except where noted]

The weighted average asset allocation of the Company's pension plans is as follows:

	Target	Domestic Plan		International Plan	
Asset Category		**2012**	2011	**2012**	2011
Cash	0%	**0.0%**	0.1%	**0.0%**	0.0%
Fixed income	44%	**41.6%**	48.2%	**100.0%**	100.0%
Equities	56%	**58.4%**	51.7%	**0.0%**	0.0%
Total	100%	**100.0%**	100.0%	**100.0%**	100.0%

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans, which are designed to maximize the total rate of return (income and appreciation) after inflation, within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. Such investment strategies have adopted an equity-based philosophy in order to achieve their long-term investment goals by investing in assets that often have uncertain returns, such as Canadian equities, foreign equities, and non-government bonds. However, it also attempts to reduce its overall level of risk by diversifying the asset classes and further diversifying within each individual asset class.

The Company's expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

The following table provides a basis of fair value measurement for plan assets held by the Company's pension plans that are measured at fair value on a recurring basis. See also the discussion of fair value hierarchy in Note 16.

As of October 31, 2012	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 25	$ -	$ -	$ 25
Debt securities	-	156,024	-	156,024
Equity securities	-	105,191	-	105,191
Other	-	-	-	-
Total	$ 25	$ 261,215	$ -	$ 261,240

Expected future benefit payments are as follows:

Years ended October 31	**Domestic Plan**	**International Plan(a)**
2013	$ 9,918	$ 499
2014	10,442	541
2015	11,193	559
2016	11,725	591
2017	12,291	695
2018 – 2022	69,807	3,993
	$ 125,376	$ 6,878

(a) Represents the U.S. plan related to the discontinued MDS Pharma Services operations and is currently expected to be settled during fiscal 2013.

Other benefit plans

Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

[All amounts in thousands of U.S. dollars, except where noted]

The components of net periodic cost for these plans are as follows:

Years ended October 31		2012		2011		2010
Components of net periodic cost						
Current service cost	$	**186**	$	191	$	276
Interest cost		**696**		768		790
Recognized actuarial (gain) loss		**(63)**		(229)		348
Recognized past service cost		**(49)**		(50)		(48)
Curtailment gain recognized		**-**		-		(486)
Net periodic cost	$	**770**	$	680	$	880

The weighted average assumptions used to determine the net periodic pension cost and projected benefit obligation for these plans are as follows:

Years ended October 31	2012	2011	2010
Projected benefit obligation			
Discount rate	**4.11%**	5.11%	5.13%
Rate of compensation increase	**3.75%**	3.91%	3.96%
Initial health care cost trend rate	**9.02%**	9.06%	9.10%
Ultimate health care cost trend rate	**4.50%**	4.50%	4.50%
Years until ultimate trend rate is reached	**9**	10	11
Benefit cost			
Discount rate	**5.11%**	5.13%	6.08%
Rate of compensation increase	**3.91%**	3.96%	4.05%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in fiscal 2012:

		1% Increase		1% Decrease
Change in net benefit cost	$	**94**	$	**(75)**
Change in projected benefit obligation	$	**1,641**	$	**(1,323)**

The changes in the projected benefit obligation and the funded status of the plans are as follows:

As of October 31		2012		2011
Change in projected benefit obligation				
Projected benefit obligation – beginning of year	$	**14,328**	$	15,251
Service cost		**186**		191
Interest cost		**697**		768
Benefits paid		**(671)**		(856)
Actuarial loss (gain)		**1,795**		(1,398)
Foreign currency exchange rate changes		**(21)**		372
Projected benefit obligation – end of year	$	**16,314**	$	14,328
Funded status – under at end of year	$	**(16,314)**	$	(14,328)

[All amounts in thousands of U.S. dollars, except where noted]

A reconciliation of the funded status to the net plan liabilities recognized in the consolidated statements of financial position is as follows:

As of October 31		2012		2011
Projected benefit obligation	$	**(16,314)**	$	(14,328)
Fair value of plan assets		**-**		-
Plan assets less than projected benefit obligation		**(16,314)**		(14,328)
Unrecognized actuarial gains		**(237)**		(2,097)
Unrecognized past service costs		**(232)**		(282)
Net amount recognized at year end	$	**(16,783)**	$	(16,707)
Non-current liabilities	$	**(16,314)**	$	(14,328)
Accumulative other comprehensive income		**(469)**		(2,379)
Net amount recognized at year end	$	**(16,783)**	$	(16,707)

The other benefit plan liabilities related to continuing operations are included within other long-term liabilities (Note 13).

As of October 31, 2012, the unrecognized actuarial gains and past service costs of $0.5 million (October 31, 2011 – $2.4 million), net of tax of $0.1 million (October 31, 2011 – $0.6 million) are included in accumulated other comprehensive income.

Based on the actuarial assumptions used to develop the Company's benefit obligations as of October 31, 2012, the following benefit payments are expected to be made to plan participants:

Years ended October 31		
2013	$	**650**
2014		**716**
2015		**782**
2016		**798**
2017		**837**
2018 – 2022		**5,134**
Total	$	**8,917**

During fiscal 2013, the Company expects to contribute approximately $0.7 million to the Company's other benefit plans.

During fiscal 2012, the Company contributed $1.3 million to defined contribution plans on behalf of its employees (2011 – $1.2 million; 2010 – $3.5 million).

23. Segmented Information

Nordion operates as a global life sciences company with three business segments: Targeted Therapies, Sterilization Technologies and Medical Isotopes. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment's operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment. Management does not track or allocate assets on a business segment basis. Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information. Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

On September 12, 2012, the Company announced a strategic realignment that resulted in changes to the segments. The following segmented information results reflect the Company's new segment structure. The primary change to Company's segment reporting is that Contract Manufacturing is now reported in Medical Isotopes whereas previously it was reported in Targeted Therapies. Prior years have been restated to reflect this change.

[All amounts in thousands of U.S. dollars, except where noted]

The information presented below is for continuing operations.

Year ended October 31, 2012					
		Specialty Isotopes			
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	**$ 48,451**	**$ 95,434**	**$ 100,955**	**$ -**	**$ 244,840**
Direct cost of revenues	**13,726**	**42,284**	**54,982**	**-**	**110,992**
Selling, general and administration[(a)]	**16,565**	**13,766**	**14,189**	**9,908**	**54,428**
Other expense (income), net[(b)]	**4,082**	**347**	**2,345**	**(1,202)**	**5,572**
Segment earnings (loss)	**$ 14,078**	**$ 39,037**	**$ 29,439**	**$ (8,706)**	**$ 73,848**
Depreciation and amortization	**1,609**	**4,850**	**10,621**	**-**	**17,080**
Restructuring recovery, net					**1,781**
AECL arbitration and legal costs					**5,576**
Litigation accruals *(Note 25)*					**24,058**
Loss on Celerion note receivable					**2,411**
Internal investigation costs *(Note 24)*					**9,827**
Change in fair value of embedded derivatives					**12,020**
Operating income from continuing operations					**$ 1,095**

(a) excludes AECL arbitration and legal costs of $5.6 million and internal investigation costs of $9.8 million
(b) excludes estimated litigation accruals of $24.1 million (Note 25) and loss on Celerion note receivable of $2.4 million

Year ended October 31, 2011					
		Specialty Isotopes			
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$ 42,576	$ 108,662	$ 122,789	$ -	$ 274,027
Direct cost of revenues	12,590	47,308	66,178	-	126,076
Selling, general and administration[(a)]	14,067	15,007	16,055	7,806	52,935
Other expense, net[(b)]	3,267	207	2,214	4,552	10,240
Segment earnings (loss)	$ 12,652	$ 46,140	$ 38,342	$ (12,358)	$ 84,776
Depreciation and amortization	1,480	6,719	14,138	38	22,375
Restructuring charges, net					1,592
AECL arbitration and legal costs					12,172
Gain on sale of investment					(1,691)
Change in fair value of embedded derivatives					(2,649)
Operating income from continuing operations					$ 52,977

(a)excludes AECL arbitration and legal costs of $12.2 million
(b)excludes gain on sale of investment of $1.7 million

Year ended October 31, 2010					
		Specialty Isotopes			
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$ 29,040	$ 103,556	$ 89,372	$ -	$ 221,968
Direct cost of revenues	6,556	41,642	56,479	-	104,677
Selling, general and administration[(a)]	10,692	14,447	17,702	48,238	91,079
Other expense, net[(b)]	2,730	13	1,757	17,871	22,371
Segment earnings (loss)	$ 9,062	$ 47,454	$ 13,434	$ (66,109)	$ 3,841
Depreciation and amortization	1,160	5,156	10,231	11,967	28,514
Restructuring charges, net					62,531
AECL arbitration and legal costs					9,207
Loss on sale of investments					1,054
Impairment of long-lived assets					1,632
Change in fair value of embedded derivatives					(13,050)
Operating loss from continuing operations					$ (86,047)

(a) excludes AECL arbitration and legal costs of $9.2 million
(b) excludes impairment of long-lived assets of $1.6 million and loss on sale of investment of $1.1 million

[All amounts in thousands of U.S. dollars, except where noted]

Revenues by geographic location are summarized below:

Years ended October 31		Canada		US		Europe		Other		Total
2012	$	**10,147**	$	**165,944**	$	**23,960**	$	**44,789**	$	**244,840**
2011	$	6,360	$	178,213	$	26,565	$	62,889	$	274,027
2010	$	6,775	$	136,834	$	20,831	$	57,528	$	221,968

All Property, plant and equipment for continuing operations and goodwill of the Company is located in Canada. All of the goodwill is carried in Canada and allocated to Sterilization Technologies, $1.9 million, and Medical Isotopes, $0.6 million.

Significant customers
For the year ended October 31, 2012, one major customer in Medical Isotopes segment accounted for $51.8 million or 21% (2011 – $60.8 million or 22%; 2010 – $20.6 million or 9%) of the Company's revenues.

24. Commitments and Contingencies

Leases and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and equipment. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees, which are not reflected in the table below.

As of October 31, 2012, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

Years ended October 31		Operating Leases		Other Contractual Commitments
2013	$	1,844	$	52,091
2014		1,101		44,139
2015		990		32,898
2016		989		49,974
2017		1,137		26,844
Thereafter		909		82,803
	$	6,970	$	288,749

Net rental expense for premises and equipment leases for the year ended October 31, 2012 was $1.1 million (2011 – $1.3 million; 2010 – $16.6 million).

Contractual commitments
Included in other contractual commitments is approximately $240 million associated with long-term supply arrangements primarily with domestic and international suppliers of isotopes. Other contractual commitments also include a $2.5 million (2011 – $2.3 million) relating to the outsourcing of the information technology infrastructure. The terms of these long-term supply or service arrangements range from 1 to 12 years. The amounts purchased under these contractual commitments for the year ended October 31, 2012 are $37.4 million (2011 – $45.9 million; 2010 – $47.3 million).

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in direct cost of revenues for the year ended October 31, 2012 amounted to $0.5 million (2011 – $1.6 million; 2010 – $3.6 million).

Captive insurance liability
The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to captive insurance are $4.6 million as of October 31, 2012 (October 31, 2011 – $7.1 million) which are recorded in accrued liabilities (Note 10) and other long-term liabilities (Note 13).

[All amounts in thousands of U.S. dollars, except where noted]

Retained liabilities related to Early Stage

Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA's review of the Company's bioanalytical operations (Note 10(a)) and certain other contingent liabilities in Montreal, Canada. Nordion has also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for certain U.S. employees, and a lease obligation for an office location in Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at approximately $0.7 million which is included in accrued liabilities (Note 10).

Indemnities and guarantees

In connection with various divestitures that the Company underwent, Nordion has agreed to indemnify various buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, Nordion has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate Nordion's exposure to these potential liabilities, the Company maintains errors and omissions and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past.

Internal investigation

Through Nordion's own internal review as part of its Canadian Corruption of Foreign Public Officials Act (CFPOA) compliance program, the Company has discovered potential compliance irregularities. As a result, the Company commenced an internal investigation of the possible compliance issues related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company, focusing on compliance with the CFPOA and the U.S. Foreign Corrupt Practices Act (FCPA). This investigation is being conducted by outside legal counsel and external forensic and accounting firms that are experienced in such compliance.

These external advisors are reporting regularly to a special Committee of the Board constituted to deal with this matter. The Company voluntarily contacted the relevant regulatory and enforcement authorities to disclose the existence of this investigation and certain details of this matter, and continues to provide reports to them as the investigation progresses. The Company is continuing with its investigation into this matter and its cooperation with regulatory and enforcement authorities.

As a result of the investigation to date, the Company has ceased to make payments to and terminated its contractual arrangements with the affected foreign supplier. These actions were reflected in, among other things, a reduction in the notional amount of commitments included in the calculation of embedded derivative expense during the third quarter of fiscal 2012.

The Company is currently unable to determine as to whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

Nordion is committed to the highest standards of integrity and diligence in its business dealings and to the ethical and legally compliant business conduct of its employees, representatives and suppliers. The Company reviews its compliance programs on a regular basis to assess and align them with emerging trends and business practices. Corrupt or fraudulent business conduct is in direct conflict with the Company's Global Business Practice Standards (GBPS) and corporate policies. The Company continues to investigate this matter and cooperate with regulatory and enforcement authorities.

In parallel with the Internal Investigation, Nordion has developed and implemented a number of new and enhanced policies and procedures related to compliance. This remediation process has included enhancements to Nordion's GBPS, policies related to anti-corruption, third-party due diligence, travel and expenses, sponsorships, and payment control processes. Nordion is continuing to develop and strengthen other policies and procedures, as well as monitoring protocols to detect exceptions to these new policies, and is delivering training to employees, high risk third parties and other stakeholders affected by the changes. The intent of these changes is to strengthen Nordion's overall compliance framework.

25. Litigation

MAPLE

AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, Nordion served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to

[All amounts in thousands of U.S. dollars, except where noted]

complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. On September 10, 2012, Nordion announced that it had received the decision in its confidential arbitration with AECL and was unsuccessful it its claim for specific performance or monetary damages relating to AECL's cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that Nordion's claim against AECL in the arbitration was precluded under the terms of the 2006 Agreement. Thus, Nordion was not entitled to a remedy under the 2006 Agreement for the unilateral termination by AECL of the construction of the MAPLE facilities. In the decision, the arbitrators also dismissed AECL's counterclaim against Nordion for damages for breach of contract in the amount of $250 million (C$250 million) and other relief. The appeal period has expired and neither party appealed the decision. The arbitrators have yet to decide on the issue of costs, and requested that Nordion and AECL make submissions. As the decision of the tribunal favors AECL, Nordion may be responsible for a portion of AECL's costs, which could be material. AECL submitted total arbitration-related costs of approximately $46 million. Nordion has received and is currently assessing the legal merits and financial implications of AECL's costs submissions.

In addition to the arbitration, in 2008 Nordion also filed a court claim against AECL and the Government of Canada. Nordion's claim filed against AECL sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract under the Isotope Production Facilities Agreement (IPFA) entered into with AECL in 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, Nordion sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that Nordion may set off the damages owing to it by the Government of Canada as a result of the Government's conduct set out herein against any amounts owing by Nordion to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a loan agreement between the Government of Canada and Nordion for $100 million (C$100 million); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. The arbitration decision leaves Nordion open to pursue its ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 IPFA. In the analysis of the decision, although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the 2006 Agreement. Nordion is pursuing its rights under the IPFA.

The parties have agreed on a preliminary schedule for proceeding in the IPFA claim and Nordion filed an amended statement of claim on January 18, 2013. Having regard to the majority opinion in the arbitration, the amended statement of claim under the IPFA no longer includes the Government of Canada and the damages claimed are substantially lower. Nordion and the Government of Canada have agreed to the discontinuance of the action against the Government of Canada without costs. The schedule provides for AECL to file motions if it sees fit and to file a defence. Documentary productions and discoveries are currently anticipated to begin during 2013. Based on the current schedule, the matter would not be expected to be set down for trial before mid-2014. The claim requests damages in the amount of $243.5 million for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. The damages claimed are for the recovery of Nordion's costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the Interim and Long-Term Supply Agreement (ILTSA).

Under the 2006 Agreement, commercially reasonable efforts are required to maintain isotope production from the NRU reactor until such time as Nordion has established a satisfactory, long-term alternative supply. Nordion has accordingly notified AECL that it intends to continue to require isotope supply from AECL while Nordion continues to explore alternatives to mitigate the lack of supply from AECL, for both back-up and the long-term supply of reactor-based medical isotopes.

Bioequivalence studies

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company's former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 10(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action. Discoveries are ongoing, and no trial date has been set. To date, attempts to mediate the claim have been unsuccessful.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company's former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 10(a)). No specific

[All amounts in thousands of U.S. dollars, except where noted]

provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

BioAxone BioSciences

During the third quarter of fiscal 2012, the Company was served with a Complaint filed in Florida relating to our former Pharma Services business (the Complaint). The Complaint, by BioAxone BioSciences Inc., named Nordion (US) Inc. as well as another co-defendant, and alleges that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug, and claims that Plaintiff has incurred costs to take corrective actions to the cell bank and to the development of its drug as a result of associated delays in development, progress through clinical trials and the FDA approvals process, in an amount greater than $90 million. Nordion has not made a specific provision related to this Complaint. The Company is currently assessing the merits of the Complaint and intends to vigorously defend this claim.

26. Asset Retirement Obligation (ARO)

The Company's ARO represents the present value of future remediation costs, which are recorded in other long-term liabilities (Note 13) and increased the carrying amounts of the related assets in property, plant and equipment, net in the consolidated statements of financial position. The capitalized future site remediation costs are depreciated and the ARO is accreted over the life of the related assets which is included in depreciation and amortization expense in "Operating income (loss) from continuing operations".

The fair value of the ARO is determined based on estimates. Considerable management judgment is required in estimating these obligations. The key assumptions include credit adjusted risk free interest rate, timing and the estimate of the remediation activities. Changes in these assumptions based on future information may result in adjustments to the estimated obligations over time.
A reconciliation of the ARO for the years ended October 31, 2012 and 2011 is as follows:

As of October 31	2012	2011
Asset retirement obligation – beginning of year	$ 11,691	$ 10,598
Liability incurred	-	-
Liability settled	-	-
Incremental ARO	-	-
Accretion expense	906	843
Foreign exchange and other	(27)	250
Asset retirement obligation – end of year	$ 12,570	$ 11,691

The Company has pledged a $15.4 million (October 31, 2011 – $15.5 million) letter of credit in support of future site remediation costs.

27. Comparative Figures

Certain figures for the prior period have been reclassified to conform to the current period's consolidated financial statements presentation.

NORDION INC.
447 March Road
Ottawa, ON K2K 1X8
Canada

www.nordion.com

